UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 23 May 2024

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 23 May 2024 — National Grid PLC 2023/24 Full Year Results

Exhibit 99.1

£60 billion investment plan - building now, at pace, for the future

London | 23 May 2024: National Grid, a leading energy transmission and distribution company, today announces its Full Year results for the period ended 31 March 2024. Alongside these results the company has announced a fully underwritten equity raise of £7 billion through a Rights Issue.

John Pettigrew, Chief Executive, said:
"Today is a defining moment for National Grid as we announce a significant increase in investment that cements our position as a leader in the energy transition on both sides of the Atlantic.

Governments and regulators are moving with increased urgency to attract the levels of investment required to meet their net zero ambitions, giving us improved visibility and confidence over our medium term investment plan. That is why we're announcing today a new five-year financial framework. We will be investing £60 billion in the five years to the end of March 2029 - that's nearly double the level of investment of the past five years. We expect this significant step-up in capital investment will deliver annual group asset growth of around 10%, and 6-8% underlying EPS CAGR from a 2024/25 baseline, supported by a comprehensive financing plan that includes a £7 billion equity raise.

This is an unprecedented time for our industry that is creating significant opportunities for National Grid today, over the next five years and for decades to come. Our new five-year investment plan will deliver long-term value and returns for our shareholders, support over 60,000 more jobs, and accelerate the decarbonisation of the energy system for the digital, electrified economies of the future.

Our readiness to take this step is underscored by another year of strong financial and operational performance, with underlying operating profit and underlying EPS both up 6% at constant currency, with record investment of £8.2 billion across the Group. In the UK, our 17 major onshore and offshore transmission projects are moving ahead at pace, and in the US our $4 billion 'Upstate Upgrade' is underway representing the largest investment in New York's electricity transmission network for over a century. Our sixth interconnector, the Viking Link to Denmark, came online in December and is the world's longest onshore and subsea HVDC cable, demonstrating the world-class capabilities within National Grid.

Alongside our new five-year financial framework, we are also today further evolving our strategy to focus on networks and will therefore be streamlining our business as we announce our intention to sell Grain LNG, our UK LNG asset, and National Grid Renewables, our US onshore renewables business."

Financial Summary - Year ended 31 March Continuing operations only (not including UK Gas Transmission)
	Statutory results			Underlying1,2			Underlying at constant currency1,3
	2024	2023	% change	2024	2023	% change	2023	% change
Operating profit (£m)	4,475	4,879	(8%)	4,773	4,582	4%	4,518	6%
Profit before tax (£m)	3,048	3,590	(15%)	3,395	3,258	4%	3,215	6%
Earnings per share (p)	60.0	74.2	(19%)	78.0	74.5	5%	73.6	6%
Dividend per share (p)	58.52	55.44	6%
Capital investment4 (£m)	8,235	7,593	8%

3,692 million weighted average shares for 2023/24 (2022/23: 3,659 million).

1.  Prior year comparatives have been restated to reflect the change in our underlying earnings definition to remove the deferred tax in UK regulated businesses (NGET and NGED).
2.  'Underlying' represents statutory results from continuing operations, but excluding exceptional items, remeasurements, major storm costs (when greater than $100 million), timing and the impact on underlying results of deferred tax in our UK regulated businesses (NGET and NGED). These and a number of other terms and performance measures used in this document are not defined within accounting standards and may be applied differently by other organisations. We have provided definitions of these terms on page 85 and reconciliations of these measures on pages 87 to 91. These measures are not a substitute for IFRS measures, however the Group believes such information is useful in assessing the performance of the business on a comparable basis.
3.  Constant currency calculated using current year average exchange rate of $1.262 (2023: actual average exchange rate was $1.216).
4.  Prior year comparatives have been restated to reflect the change in our 'capital investment' definition (an alternative performance measure, or APM), which now comprises: additions to property, plant and equipment and intangible assets, equity contributions to joint ventures and associates and capital expenditure prepayments made during the period; but no longer includes the Group's investments by National Grid Partners. This definition now aligns with our statutory segmental disclosure of capital investment in note 2(c) to the financial statements and as such, is no longer considered to be an APM.

Highlights

A new exciting phase

■   A refreshed strategy; to be a pre-eminent pureplay networks business[1].

■   A significant step up in investment, around £60 billion over the five years to March 2029, nearly double the prior five years. This is expected to drive 10% Group asset growth CAGR, with group assets heading towards £100 billion by 2029.

■  Of the £60 billion capital investment over the five years to March 2029, around £51 billion aligned to the EU Taxonomy to decarbonise energy networks.

■ Nearly 80% of capital investment going into our Electricity Networks; Group mix moving towards 80%/20% electricity/gas by 2029.

■ Investment programme backed by a balanced, comprehensive financing plan, including a £7 billion fully-underwritten Rights Issue, providing funding clarity out to at least the end of RIIO-T3.

■  Streamlining of the group - announcing our intention to sell Grain LNG, our UK LNG business, and National Grid Renewables, our US onshore renewables business.

Strong financial delivery

■  Underlying operating profit of £4.8 billion was up 4% at actual exchange rates (6% at constant currency). This was principally driven by growth in revenues in UK Electricity Transmission through the RIIO-T2 price control, non-recurrence of Western Link liquidated damages, and higher rates in New York and New England[2]; partly offset by lower RIIO-ED2 incentives for UK Electricity Distribution, lower interconnector revenues, and lower property sales principally related to the St William transaction.

■  Statutory operating profit for continuing operations was down 8% to £4.5 billion. This was principally driven by non-cash exceptional charges in 2023/24 versus gains on disposals (NECO and our Millennium investment) in the prior year; partly offset by favourable timing and commodity swings and higher underlying performance versus the prior year. Statutory earnings per share (EPS) for continuing operations was down by 19% to 60.0p from 74.2p in the prior year.

■  Underlying EPS was up by 5% compared to the prior year at actual exchange rates (6% at constant currency), driven by the above reasons impacting underlying operating profit.

■   Recommended final dividend of 39.12p to bring full year dividend to 58.52p, up 5.55% and in line with policy.

Record capital investment across our energy networks

■  Capital investment of £8.2 billion for continuing operations, an increase of 8% at actual exchange rates (11% on the prior year at constant currency). This increase was principally driven by early investment relating to Accelerated Strategic Transmission Investment (ASTI) in our UK Electricity Transmission business, increased spend on our new transmission projects in New York, including our Smart Path Connect project, and higher asset condition and Grid Modernization spend in New England; partially offset by lower investment in NGV compared to the prior period due to lower spend on projects including the IFA1 Sellindge converter station rebuild, Grain LNG expansion and Viking Link interconnector as these projects neared completion.

Entered a new phase of capital delivery

■ Good progress on early ASTI projects, including the signing of joint construction projects with ScottishPower Energy Networks for Eastern Green Link 1 (EGL1) in August, and with Scottish and Southern Electricity Networks (SSEN) Transmission for Eastern Green Link 2 (EGL2) in June. Construction contracts signed for both projects.

■ Development consent granted for our Yorkshire GREEN ASTI project; planning examination completed for development consent of our Bramford to Twinstead network reinforcement project.

■ Launched the 'Great Grid Partnership' with seven industry partners that will initially help to deliver network design and construction works on nine major onshore ASTI projects (part of a £9 billion supply chain framework which will also support infrastructure projects beyond 2030).

■ Launched our HVDC supply chain framework which, together with SSEN Transmission and ScottishPower Energy Networks, aims to secure the supply chain required for offshore cabling requirements across UK networks beyond 2030.

■  Launched our $4 billion 'Upstate Upgrade', a collection of more than 70 transmission enhancement projects through 2030 to deliver a modernised, stronger, and cleaner energy network in Upstate New York.

■  Executed contracts to secure the supply chain for the Upstate Upgrade, including circuit breakers and power transformers.

■  Received approval for our Propel NY Energy transmission project on Long Island, a partnership between New York Transco and the New York Power Authority, which will bring offshore wind into the state.

■ Commissioned our sixth interconnector, the 1,400 MW Viking Link to Denmark, the world's longest subsea interconnector.

Continued capital re-allocation from National Gas Transmission

■ Completed the sale of a further 20% equity interest in National Gas Transmission to the consortium led by Macquarie Asset Management and British Columbia Investment Management Corporation (the Consortium), on equivalent financial terms to the 60% stake sold to the Consortium in January 2023.

■   Agreed a new option with the same Consortium, exercisable between 1 May 2024 and 31 July 2024, allowing it to acquire the remaining interest.

Good regulatory progress underpinning future growth

■  Welcomed the enactment of the UK Energy Act 2023 which provides for an operationally independent National Energy System Operator (NESO), introduces onshore competition for networks and implements a 'net zero' duty for Ofgem.

■  Further progress from Ofgem and government to support the step-up in investment required across UK energy networks, namely the Future System and Network Regulation (FSNR), Ofgem's Sector Specific Methodology Consultation (SSMC), and the Electricity System Operator's 'Beyond 2030' publication.

■   Filed a joint proposal for new rates at our downstate New York gas distribution businesses, KEDNY and KEDLI, including an allowed Return on Equity (RoE) of 9.35%, and an increase of around 30% in capital investment compared to 2022/23.

■   Filed for new rates for Massachusetts Electric (MECO), requesting a five-year rate plan with a RoE of 10.5%.

■  Filed the final version of our Electric Sector Modernization Plan (ESMP) in Massachusetts, proposing $2 billion of investment over the next five years in our electric distribution network to help meet state clean energy goals[3].

Delivering on our responsible business and decarbonisation commitments

■  UK Electricity Transmission delivered network reliability of 99.999998%. Overall reliability of over 99.9% across all our electricity networks.

■  Updated our Responsible Business Charter to reflect our new portfolio, focused on key pillars: environment, customers and communities, and our people.

■  Achieved a 5.9% reduction in our Scope 1 and 2 emissions versus 2022/23, a 11.8% reduction against the 2018/19 baseline. Total Scope 3 greenhouse gas (GHG) emissions reduced by 1.7% year-on-year. Against our SBTi approved target (which excludes sold electricity) our Scope 3 GHG emissions increased by 0.8% principally driven by associated emissions linked to increased procurement spend for new energy infrastructure.

■  Connected 3,030 MW of renewable energy across our UK and US transmission and distribution networks, an increase of 2,344 MW compared to the prior year.

■  78% of all Group capital expenditure[4] was aligned with EU Taxonomy principles for sustainable investment, compared to 75% in the prior year.

■ Continued to provide financial support to those severely affected by higher energy costs through our Energy Support Fund, with £13 million distributed in our UK and US network jurisdictions.

■  Provided almost 78,000 hours of employee volunteering across our communities, having now reached 36% of our ten year Group commitment of 500,000 volunteering hours.

■  Group Executive diversity reached 53.8%, an increase of 8.3% on the prior year. We remain on track for our 2025 management gender and ethnic diversity goals, reaching 35% and 17.6% respectively in 2023/24.

Delivered above our Group efficiency target

■ Delivered a further £139 million of Group efficiency savings during the year taking the cumulative efficiency savings to £513 million at actual exchange rates, significantly above our target of £400 million savings by the end of 2023/24.

Financial Outlook and Guidance

■ Guidance is based on our continuing businesses, as defined by IFRS, including the UK Electricity System Operator (ESO) until disposal. It excludes the minority stake in National Gas Transmission, which is classified as a discontinued operation.

■   Financial outlook over the five year period from 2024/25 to 2028/29:

■  Total cumulative capital investment of around £60 billion;

■  Group asset growth CAGRi of around 10% backed by strong balance sheet;

■  Driving underlying EPS CAGRii of 6-8% from a 2024/25 EPS baseline, once adjusted for the Rights Issueiii,iv;

■  Credit metrics consistent with current Group rating;

■  Regulatory gearing to fall to low 60% by March 2025, then trending back to the high-60% range by the end of RIIO-T3.

■ For 2024/25, whilst we continue to expect strong operational performance across the Group, we expect underlying EPS to be broadly in line with our underlying 2023/24 EPS once this has been adjusted by the number of bonus shares issued as part of the Rights Issue. We then expect underlying EPS CAGR of 6-8% from a 2024/25 baseline, through to 2028/29, assuming an exchange rate of £1:$1.25.

i.    Group asset compound annual growth rate from a FY24 baseline. Forward years based on assumed USD FX rate of 1.25; and long run UK CPIH and US CPI. Assumes sale of ESO, Grain LNG, and National Grid Renewables before 2029. Assumes remaining 20% stake in UK Gas Transmission treated as a discontinued operation and therefore does not contribute group asset growth.
ii.    Underlying EPS compound annual growth rate from FY25 baseline. Forward years based on assumed USD FX rate of 1.25; long run UK CPIH, US CPI and interest rate assumptions and scrip uptake of 25%. Assumes sale of ESO, Grain LNG, and National Grid Renewables before 2029. Assumes remaining 20% stake in UK Gas Transmission treated as a discontinued operation and therefore does not contribute to underlying EPS.
iii.   For more detail on share count, see the 2024/25 Forward Guidance section. Our 2023/24 comparative underlying EPS of 70.8 pence per share is estimated  based on the weighted average number of shares of 3,692 million adjusted for 374 million new shares (being the number of New Shares classified as 'bonus shares' pursuant to IAS33 calculated based on the closing middle-market share price of £11.275 on 22 May 2024). For 2024/25 all bonus shares will be included in the EPS calculation along with the pro-rated number of fully subscribed shares once the proposed Rights Issue completes.
iv.   The securities offered with respect to the proposed Rights Issue will not be and have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Financial Key Performance Indicators
Year ended 31 March
(£ million)	2024	2023	change %
Underlying operating profit (continuing) at constant currency1:
UK Electricity Transmission	1,314	1,107	19%
UK Electricity Distribution	1,152	1,230	(6%)
UK Electricity System Operator	80	31	158%
New England (prior year includes NECO)	802	788	2%
New York	1,016	842	21%
National Grid Ventures	469	489	(4%)
Other	(60)	31	(294%)
Underlying operating profit (continuing) at constant currency	4,773	4,518	6%

Capital investment (continuing) at constant currency1:
UK Electricity Transmission	1,912	1,301	47%
UK Electricity Distribution	1,247	1,220	2%
UK Electricity System Operator	85	108	(21%)
New England (prior year excludes NECO)	1,673	1,470	14%
New York	2,654	2,363	12%
National Grid Ventures	662	955	(31%)
Other	2	13	(85%)
Capital investment (continuing) at constant currency	8,235	7,430	11%

RCF/Net debt	9.2	9.3	-10bps

As at 31 March
Net debt	(43,607)	(40,973)	6%

UK RAV	30,356	28,292	7%
US rate base (£m at constant currency)	25,097	22,517	11%
Total Group RAV and rate base (£m)	55,453	50,809	9%
NGV and Other businesses (£m)	7,593	6,639	14%
Total (£m)	63,046	57,448	10%

Regulated asset growth	9.7%	11.4%	-170bps
Group return on equity	8.9%	11.0%	-210bps
1.  Constant currency calculated using current year average exchange rate of $1.262 (2023: actual average exchange rate was $1.216). See pages 88-91 for details. Statutory capital investment definition amended in year to include capital expenditure prepayments and additional equity investments in joint ventures and associates. Prior year comparatives have been restated, as explained on page 1.

ESG Key Performance Indicators
	PwC assurance1	2024	2023	change
Scope 1 and 2 greenhouse gas emissions (ktonnes CO2e)		6,852	7,284²	(5.9%)
Scope 3 greenhouse gas emissions (ktonnes CO2e)		27,384	27,867²	(1.7%)
Renewable energy connected to the UK Transmission and Distribution Grids (MW)		2,444	132	1,752%
Renewable energy connected to the US Transmission and Distribution Grids (MW)		586	554	6%
Group Lost Time Injury Frequency Rate (LTIFR)		0.08	0.11	(0.03)
Employee engagement index		81%	81%	-
Diversity percentage of the workforce
Percentage female		24.6%	23.5%	1.1%
Percentage ethnically and racially diverse		18.6%	17.5%	1.1%
1.  We engaged PricewaterhouseCoopers LLP (PwC) to undertake a limited assurance engagement, using International Standard on Assurance Engagements (ISAE) 3000 (Revised) 'Assurance Engagements other than Audits or Reviews of Historical Financial Information' and ISAE 3410 'Assurance engagements on Greenhouse Gas Statements' over a range of data points within our Responsible Business Report (RBR). The metrics identified with the leaf symbol above have been extracted from the RBR and included in the scope of their work. Details of PwC's full limited assurance opinion and National Grid's Reporting Methodology are set out in the RBR.
2.  In setting our new near-term science-based targets, we follow the WRI/WBCSD GHG Protocol guidance and recalculated our new baseline (2018/19), aligning with our Recalculation Policy. This includes recalculating FY23 comparative figures to reflect improved calculation methodology.

Contacts
Investor Relations
Nick Ashworth	+44 (0) 7814 355 590
Angela Broad	+44 (0) 7825 351 918
James Flanagan	+44 (0) 7970 778 952
Media
Molly Neal	+44 (0) 7583 102 727
Danielle Dominey-Kent	+44 (0) 7977 054 575
Lyndsey Evans	+44 (0) 7714 672 052
Brunswick
Dan Roberts	+44 (0) 7980 959 590

Results presentation and webcast
John Pettigrew (CEO) and Andy Agg (CFO) will host the results presentation at the IET London, 2 Savoy Place, WC2R 0BL, at 09:15 (BST) today. A live webcast and Q&A will also be available. Please use this link to join via a laptop, smartphone or tablet: https://www.nationalgrid.com/investors/events/results-centre. A replay of the webcast will be available soon after the event at the same link.

UK (and International)	+44 (0) 330 551 0200
UK (Toll Free)	0808 109 0700
US (Local)	+1 786 697 3501
Password	Quote "National Grid Full Year" when prompted by the operator

The Annual Report and Accounts 2023/24 (ARA) will be published later today. When published, the ARA will be available on National Grid's website at nationalgrid.com/investors

Use of Alternative Performance Measures
Throughout this release we use a number of alternative (or non-IFRS) and regulatory performance measures to provide users with a clearer picture of the regulated performance of the business. This is in line with how management monitor and manage the business day-to-day. Further detail and definitions for all alternative performance measures are provided on pages 84 to 86.

STRATEGIC OVERVIEW

Good operational performance in a year of record network investment

In 2023/24, National Grid delivered good operational performance with high levels of network reliability. Transmission and distribution reliability remained steady at c.99-100% across all of our networks, demonstrating the effects of our continued investment in network reinforcement and the steadfast commitment of our operational teams. High levels of network reliability were also achieved despite 13 named storms across our networks in the UK, and 13 major storm events across our New England and New York service territories.

Safety performance

During the year, we achieved a Lost Time Injury Frequency Rate (LTIFR)[5] of 0.08, compared to 0.11 in 2022/23 and against our Group target of 0.10.

In August 2023, one of our UK Electricity Distribution employees tragically lost his life at a site in Ludlow, Shropshire, after falling from height whilst performing overhead line work. Following this tragedy, we worked closely with the individual's family, friends and colleagues to support them. We also launched an internal investigation in response to this incident, and we have reinforced measures across our operations to seek to prevent such tragedies. We continue to cooperate with the ongoing Health and Safety Executive investigation.

In December 2023, one of our Massachusetts employees tragically lost his life after being struck by a vehicle driven by a member of the public, with two other colleagues sustaining injuries. A police officer, who was supporting our crew at the site, also lost his life. We have extended support to our team and the families affected through our Employee Assistance Programme. This incident has underscored the unpredictable nature of our work environment, prompting us to continue our efforts in safeguarding our employees and partners.

A record year of capital investment: full-year financial performance

Group financial performance in 2023/24 was strong in an environment that has seen supply chain inflation driven by higher demand from network owners across the global market.

Our statutory operating profit is presented on page 21 which includes the impact of exceptional items, remeasurements, major storms and timing. A reconciliation to our Alternative Performance Measures (APMs) is presented on page 87.

As set out in our recent pre-close statement, going forward we will be reporting underlying earnings excluding the impact of deferred tax in our UK regulated businesses (NGET and NGED). Across the Group, underlying operating profit for continuing operations increased by £255 million at constant currency to £4,773 million, an increase of 6% on the prior year (4% at actual exchange rates). This performance was principally driven by growth in UK Electricity Transmission revenues through the RIIO-T2 price control, non-recurrence of Western Link liquidated damages, and higher rates in New York and New England[6]; partly offset by lower RIIO-ED2 incentives for UK Electricity Distribution, and lower property sales principally related to the St William transaction.

Capital investment for continuing operations increased by £805 million at constant currency to a record £8,235 million, an increase of 11% on the prior year (8% at actual exchange rates). This increase was principally driven by early investment relating to ASTI in our UK Electricity Transmission business, increased spend on our new transmission projects in New York including our Smart Path Connect project, and higher asset condition and Grid Modernization spend in New England; partially offset by lower investment in NGV compared to the prior year due to lower spend on projects including the IFA1 Sellindge converter station rebuild, Grain LNG expansion and Viking interconnector as these projects neared completion.

When combined with RAV indexation, capital investment drove Group asset growth of 9.7%, within our 8-10% Compound Annual Growth Rate (CAGR) we published as part of our updated five-year financial guidance in November 2022.

Return on Equity (RoE)

Across the Group, we achieved a RoE of 8.9% in 2023/24, down on the prior year by 210 basis points (bps). This decrease was driven principally by a lower contribution from UK Electricity Distribution in the first year of RIIO-ED2, lower non-regulated profits reflecting property sales in the prior year, lower interconnector revenues, and a higher opening equity which was driven by prior period performance, growth and RAV indexation.

In the UK, we completed the third year of RIIO-T2 in our UK Electricity Transmission business where we delivered a RoE of 8.0%, up 50bps on the prior year. This includes 100bps of outperformance, principally reflecting delivery of capital projects during the year. For UK Electricity Distribution, we delivered a RoE of 8.5%, which included 110bps of outperformance, mainly driven by our totex efficiency programme including optimisation of our IT and digital programmes, and synergy benefits across the Group.

In the US, New York achieved a RoE of 8.5%, broadly in line with the prior year. This was principally driven by higher IT investments, partially offset by lower controllable costs delivered through our efficiency programme along with slightly higher Smart Path Connect recoveries. In New England, the achieved RoE increased by 90bps to 9.2% helped by a net 50bps of one-offs largely related to the recovery of historical property tax.

For further information on RoEs for each of our business entities, please refer to the Business Review section on pages 32 to 53.

A new phase of capital delivery: positioning the Group for future growth

Our financial performance reflects our role in the energy transition and a new phase of capital delivery that is firmly underway. With capital investment reaching a record £8,235 million in 2023/24, we have stepped up our investment in the 17 major onshore and offshore ASTI projects in the UK, whilst in the US we are progressing a number of major transmission projects to unlock renewable generation and upgrade infrastructure across our jurisdictions.

The progress we have made during the course of the year with partners, across supply chains, and on policy measures, and across both the UK and US Northeast, gives us more confidence around the scale and profile of our investment programme through the rest of this decade, and the regulatory frameworks that will sit around this investment. This confidence is shown in the announcement of our new five-year financial framework to March 2029, which is expected to see a near doubling of investment across the Group over the coming five years, to around £60 billion, versus the past five years. For further information on our new framework, please refer to the Five-Year Financial Framework section on page 18.

UK: The Great Grid Upgrade and ASTI

In March 2023, we announced The Great Grid Upgrade, our plan to build new transmission infrastructure, and upgrade the existing grid, to bring clean, green energy from where it is generated to where it is needed by homes and businesses. The Great Grid Upgrade is the largest overhaul of the grid in generations. In the next six years we will be required to build more than five times the amount of new electricity transmission infrastructure than has been built in the past 30 years.

The 17 ASTI projects, awarded to us by Ofgem in December 2022, form a significant part of this grid upgrade. In August, Ofgem published transmission licence modifications which formally placed the ASTI projects into Transmission Operators' licences, including our own. The projects will focus on upgrading the East Coast transmission network in support of the UK government's 50 GW 2030 offshore wind target. We anticipate total capital investment across the 17 projects to be in the mid-to-high teens of billions of pounds range with the majority of investment to be deployed towards the end of this decade. ASTI projects will be delivered by our Strategic Infrastructure (SI) business unit and, as each project is commissioned, they will be transferred to UK Electricity Transmission.

We have made good progress on our early ASTI projects in 2023/24. This includes the signing of joint construction projects with ScottishPower Energy Networks for Eastern Green Link 1 (EGL1) in August, and with SSEN Transmission for Eastern Green Link 2 (EGL2) in June. For EGL1, Prysmian Group was selected in December to supply 400 kilometres of HVDC cable between England and Scotland, with GE Vernova's Grid Solutions and MYTILINEOS selected to supply the converter stations and civils respectively. The design phase of the link begins in 2024 with construction in 2025. The total investment for the joint construction project is £2.5 billion, of which National Grid's share is £1.5 billion. For EGL2, the joint venture signed a contract in February, also with the Prysmian Group, to supply around 1,000 kilometres of HVDC cable for the project, as well as signing a contract with Hitachi Energy and the Royal BAM Group for converter stations at either end of the cable. This represents a significant milestone for the project as we make progress towards the delivery phase. When complete, EGL2, connecting Peterhead in Scotland to Drax in England, will be the longest HVDC cable in the UK and the country's single largest electricity transmission project ever. The total investment for the joint construction project is £4.4 billion, of which National Grid's share is £2.4 billion. Between them, both EGL1 and EGL2 will provide enough energy to power around four million homes.

In March, the Secretary of State for Energy Security and Net Zero granted a development consent order for Yorkshire GREEN, our ASTI project to build 7 kilometres of new overhead lines, underground cables and two substations between Shipton and Monk Fryston. This follows the conclusion of the examination period in September and the issue of a recommendation report by the Planning Inspectorate in December. The project will upgrade and reinforce the high-voltage power network so that more low-carbon energy can be supplied to homes and businesses in Yorkshire, with construction due to commence this summer and project completion expected in 2028. In the same month, the Planning Inspectorate completed its examination phase of the development consent for our Bramford to Twinstead network reinforcement project which will reinforce part of the East Coast transmission network through 18 kilometres of new overhead line and around 11 kilometres of underground cable. Strengthening the network here is vital to deliver cleaner, greener electricity efficiently, reliably, and safely and to support the UK's move to net zero.

Looking ahead, we anticipate other ASTI projects to progress in 2024/25, including consultations on the Norwich to Tilbury and Brinsworth to High Marnham transmission projects, whilst consultations have also commenced on our EGL3 and EGL4 projects.

UK: securing the supply chain

To enable the delivery of The Great Grid Upgrade we have made positive steps in securing the necessary supply chain partners. In May 2023, we launched the 'Great Grid Partnership' to identify supply chain partners to help to initially deliver nine major onshore ASTI projects. At the end of April 2024, we selected seven partners to provide an initial £4.5 billion worth of network infrastructure design and construction work out to 2030. Specifically, two design and consenting service partners (Arup/AECOM and WSP), and five construction partners (Laing O'Rourke, Omexon-Taylor Woodrow, Murphy, Morgan Sindall Infrastructure and Morrison Energy Services) are joining National Grid in the Great Grid Partnership. This is an important milestone that will enable us to help deliver the significant new electricity network infrastructure required to move more clean energy from where it is generated to where it is needed, helping the UK meet its net zero ambitions.

By creating these long-term strategic contractual relationships, National Grid will be well-positioned to overcome constraints while driving learning and innovation. This 'enterprise' partnership model is designed to deliver integrated planning and working between projects, enabling the supply chain to combine capacity, capability, knowledge and experience to accelerate delivery and deliver cost efficiencies, in turn delivering value for money for consumers. It is also a model that we have successfully used before on our London Power Tunnel projects.

Within the year we also launched our HVDC supply chain framework which, together with SSEN Transmission and ScottishPower Energy Networks, aims to secure the supply chain required for over 14,000 kilometres of cabling requirements across UK networks out to and beyond 2030. The framework, which has the provision for around £60 billion of investment, will enable National Grid to create longer-term strategic contractual relationships as well as provide a mechanism to secure not only our existing requirements but also anticipated future capacity. It also aims to reduce the administrative burden of individual tenders so that the Company becomes a more attractive client for the supply chain. Our ambition is to procure a long-term framework for all SI and NGV future needs - including cables, converters and civils - in collaboration with our joint venture partners.

These contractual arrangements with the supply chain not only highlight our confidence in being able to deliver ASTI projects efficiently, with 20% of our project portfolio now contracted with the supply chain, but represent a significant boost to the UK supply chain that will help deliver the energy transition, underlining our commitment to investing in jobs, skills and people required to deliver net-zero.

UK: National Gas Transmission

In July, we announced the sale of a further 20% in National Gas Transmission to a consortium led by Macquarie Asset Management and British Columbia Investment Management Corporation (the Consortium), with the equity sale on equivalent financial terms to the original 60% transaction (acquired by the same consortium) that was completed in January 2023. The 20% sale was completed on 11 March 2024 following the same National Security and Investment (NSI) clearance process as the initial 60% tranche. This has now taken the Consortium's equity stake in National Gas Transmission to 80%. The Consortium has an option to acquire the remaining 20% interest, exercisable between 1 May 2024 and 31 July 2024. If the option is partially exercised by the Consortium, National Grid will have the right to put the remainder of its equity interest in National Gas Transmission to the Consortium, which can be exercised by National Grid between 1 December 2024 and 31 December 2024. If one or both of these options are exercised, the consideration for the remaining interest is expected to be paid in cash to National Grid on equivalent financial terms to the original 60% transaction, subject to certain adjustments.

Following the completion of the 20% equity stake sale in National Gas Transmission to the Consortium in March 2024, National Grid's asset base moved to around 75% electricity, up from 60% in March 2021.

United States (New York) - Upstate Upgrade

In March, we announced plans to invest more than $4 billion in transmission network infrastructure in New York. The 'Upstate Upgrade' is a collection of more than 70 transmission enhancement projects through 2030 to deliver a modernised, stronger, and cleaner energy network in Upstate New York. In addition to generating thousands of new jobs, the investment will help the state meet its climate goals outlined in the Climate Leadership and Community Protection Act (CLCPA).

The Upstate Upgrade - the largest investment in New York's electricity transmission network for over a century - will focus on three key areas: (1) improving the energy network's resilience by reinforcing and upgrading infrastructure such as transmission lines and substations to help reduce outages during extreme weather events (this will include constructing, rebuilding, and modernising over 1,000 miles of transmission line and 45 substations); (2) creating over 1,700 new construction jobs; and (3) powering upstate New York's energy future by ensuring the network can meet increasing electric demand and transmitting clean power produced in New York.

Key projects in the Upstate Upgrade include:

■ Smart Path Connect - the project, for which National Grid's share of capital investment is $550 million, includes the rebuild and upgrade of approximately 55 miles of our Adirondack-Porter 230 kV transmission circuits to 345 kV in Northern New York. It remains on track for energisation in December 2025.

■  CLCPA Phase 1 - construction has begun on the first stage of our substation upgrade as part of the $800 million Phase 1 funding for transmission upgrades. This also includes projects such as Inghams-Rotterdam and Churchtown to Pleasant Valley circuit rebuilds (129 miles) to support 330 MW of incremental headroom capacity for renewable generation.

■  CLCPA Phase 2 - engineering contracts were awarded in October 2023 for transmission projects as part of the $2.1 billion Phase 2 funding for transmission networks and modernising the electric network.

On the supply chain, contracting has been executed to secure the supply of critical, high demand materials required for these upgrades including circuit breakers and power transformers. In November, National Grid hosted a supplier conference in Albany, New York, with 16 of the largest contractors in the US invited to discuss our vision and CLCPA projects. The key objectives were to discuss CLCPA work packages and encourage supplier engagement and relationships to support the growing portfolio. Of the 16 suppliers invited, 14 are now active participants in the CLCPA 2 bid event.

We also continue to grow strategic relationships with major contractors as part of the Supply Chain Transformation programme launched in 2023. The programme seeks to deliver two major outcomes with suppliers to aid becoming a 'Client of Choice'. Firstly, to partner more closely with the supply chain to ensure our strategies and goals are aligned; and secondly, to enhance our scale as a group to be able to secure wider, longer-term contracts with our suppliers.

Transmission investment through National Grid Ventures

Whilst we are entering a new phase of capital delivery through our regulated businesses, we are also pursuing new transmission opportunities through our non-regulated business, National Grid Ventures (NGV).

NGV had a successful year through New York Transco, a partnership of New York's major utilities, of which NGV has a share of 28.3%. In June 2023, New York Transco's Propel NY Energy transmission project was selected by the New York Independent System Operator (NYISO) to deliver increased transmission capacity between the mainland and Long Island. The project is in partnership with the New York Power Authority and follows the bid New York Transco submitted in October 2021 as part of the NYISO's Long Island Offshore Wind Export Public Policy Transmission Need solicitation. Total investment for the project is $2.8 billion, of which NGV's capital contribution is around $340 million.

In the same month, our New York Energy Solution transmission line upgrade project was fully energised. This project was selected by the NYISO to provide transmission upgrades to New York's power system, while enhancing reliability and facilitating upstate clean energy resources to downstate demand centres. Total investment for the project is $670 million, of which NGV's capital contribution is around $100 million.

UK regulatory progress

We have been encouraged by the good progress made during the year by government and Ofgem to support the step-up in investment required across UK energy networks. We are particularly pleased to see many of the areas we highlighted in our Spring Policy Paper now being acted upon. As we deliver our new contractual model for working with the supply chain it is important that we see the regulatory and legislative support necessary to support this and the investment required to upgrade the grid network. This is also critical to ensuring we build a transmission network that will serve society, protect the environment, and underpin economic growth for decades to come.

Delivering the future electricity network - National Grid

In May 2023, we published our Spring Policy Paper, 'Delivering for 2035: Upgrading the grid for a secure, clean and affordable energy future'. The paper outlined five priority areas of action for government and Ofgem to ensure electricity networks can fully play their part in decarbonising the power sector by 2035. These included (1) reforming the planning system, centred around a strategic spatial energy plan; (2) ensuring the regulatory and governance framework is set up for delivery; (3) transforming how clean energy connects to the grid and accelerating decarbonisation projects; (4) putting communities and consumers at the forefront of the transition; and (5) developing supply chain capacity and a skills pipeline across the country.

The recommendations we made in the publication are critical to reforming the scale and pace of the energy transition needed over the next decade, particularly in transmission, to enable the decarbonisation of the UK power sector by 2035. Since the publication of the paper we have been pleased to see a number of positive developments that have supported our call for reform.

Legislative and regulatory change

In August, we welcomed the publication of the Electricity Networks Commissioner's (ENC's) report and its recommendations aimed at significantly reducing timelines for delivering onshore and offshore transmission network infrastructure. Many of the recommendations align with our priority areas. In particular, we supported the ENC's recommendation for a strategic spatial approach to planning energy infrastructure and the robust need case this would provide.

We were also pleased to see a number of the planning points we had advocated in our Spring Policy Paper in the Chancellor's Autumn Statement in November. This included updated National Policy Statements for Energy which give transmission infrastructure 'Critical National Priority' status, and a Transmission Acceleration Action Plan which aims to shorten the time taken for new-build transmission projects to seven years through a range of initiatives aligned with our recommendations, including:

■  the creation of a Strategic Spatial Energy Plan which will create certainty for industry by identifying optimal generation locations and the infrastructure needed to meet future demand and net zero commitments;

■ the development of a Centralised Strategic Network Plan (CSNP) which will create a blueprint for the transmission network, establishing the need case and strategic options for our projects to move towards consent; and

■  a 'minded to' position on community benefits associated with new transmission infrastructure which will provide greater clarity for both the communities that host our infrastructure and the teams developing these project proposals.

In October, we welcomed the passing of the Energy Act 2023 which established important policy and governance foundations to deliver on the UK's net zero ambitions. It enables the separation of the Electricity System Operator (ESO) from National Grid and the formation of the independent National Energy System Operator (NESO) which we expect will complete later this calendar year. The Energy Act also introduced a net zero duty for Ofgem, widening the regulator's remit to consider net zero targets as part of its decision making.

In the same month, we also welcomed Ofgem's publication of the Future System and Network Regulation (FSNR) Framework Decision, setting out the overarching framework for the network price controls for electricity and gas transmission, and gas distribution, which will run from April 2026, known as 'RIIO-3'. For electricity transmission, the main points from the FSNR Decision included the continuation of five-year price controls, the setting of returns to ensure that necessary capital is attracted to support grid expansion, and the evolution of a RIIO-style framework, with the introduction of a major projects regime for significant network investments identified in the CSNP.

The detail of the frameworks will be developed by Ofgem through its sector specific methodology phase. This began in December with the publication of the regulator's Sector Specific Methodology Consultation (SSMC) for our UK Electricity Transmission business relating to the RIIO-T3 regulatory period. The consultation provided the framework on which we will base our UK Electricity Transmission business plan for RIIO-T3 which is due for submission in late 2024. In our response to the SSMC in March 2024, we welcomed Ofgem's recognition of the need to deliver clear signals and direction so as to provide certainty and assurance to investors that projects are viable, investable and deliverable. We also highlighted that Ofgem's investment needs assessment must allow projects to move at pace, that its cost assessment must recognise supply chain competition and volatility, that the incentives package must evolve to reflect the value that transmission operators deliver to customers, and that the financial framework must reflect the scale of the investment we must deliver and the changed macroeconomic environment. These approaches will enable National Grid to continue delivering world class networks at the lowest cost for consumers. In addition, the SSMC confirmed that the overarching RIIO-T3 framework will provide a foundation for the Electricity Distribution price control which will start in April 2028.

We expect the final methodology decision will be made by Ofgem in summer 2024, whilst the precise framework and process for Electricity Distribution will be consulted on separately in late 2024.

Looking beyond 2030

In March 2024, the ESO published the transitional Centralised Strategic Network Plan (tCSNP2), referenced as 'Beyond 2030', which sets out the network required to achieve a low carbon grid by 2035 (in line with the 6th UK Carbon Budget). This follows the publication of the first tCSNP in 2022, also referred to as the Holistic Network Design (HND), which set out the network reinforcement options required to connect 23 GW of offshore wind, including the 17 ASTI projects that are now within National Grid's transmission operating license.

The tCSNP2 sets out the network reinforcement required against the ESO's 'Leading the Way' Future Energy Scenario (which achieves net zero power sector emissions by 2034), and to support an additional 21 GW of wind in Scotland identified under the HND Follow-Up Exercise (HNDFUE) in 2022/23. It sees up to £58 billion of investment into the electricity transmission networks to be delivered through the 2030s, across all UK transmission operators, as well as a 65% growth in Great Britain's electricity demand between 2023 and 2035. For National Grid, tCSNP2 sees 35 'investment signals' to develop into projects of various sizes required for ongoing expansion and reinforcement of the grid network. We continue to mature and develop these projects with Ofgem and the ESO.

Driving connections reform across our transmission and distribution networks

During the year, National Grid launched a new reform initiative to accelerate grid connections across our transmission and distribution networks.

On transmission, the ESO has worked with stakeholders, including UK Electricity Transmission, to improve and reform the connections process to the transmission network. This includes two major aspects: a shorter term Five Point Plan, and a longer full connection reform process. The transmission connection queue now stands at over 700 GW for Great Britain which represents a significant oversubscription of what is required to meet the scenarios in the ESO Future Energy Scenario publication.

One of the key changes on the Five Point Plan has been the introduction of 'Queue Management' clauses into connection agreements. This allows the ESO the right to terminate connections for customers who miss key milestones in their project development, an important measure as we look to move to a 'first ready, first connected' process. Ofgem made the code modification required to enable this in November 2023. In addition to Queue Management, measures introduced through the Five Point Plan (which NGET worked on collaboratively with the ESO) include changes to how battery projects are modelled and updating background modelling assumptions, which have the potential to accelerate the connections dates for up to 70 GW of projects currently in the queue. For longer-term reform, the ESO published a consultation in the summer, to which National Grid (as one of the UK's transmission operators) responded with a recommended solution. We continue to work with Ofgem to understand a way forward that can expedite the implementation and delivery of the benefits of the proposed connection reform.

We also took further action on connections reform across our UK Electricity Distribution network. In September, we announced plans to release 10 GW of grid capacity for the connection of renewable generation assets to our distribution network. This followed engagement with the ESO, Ofgem and the UK government to find solutions to speed up the connection of low carbon technologies. Through a new agreement with the ESO, projects connecting at distribution level that require additional transmission network reinforcement will be offered the chance to connect under an interim, non-firm connection arrangement. In return for an earlier connection, the interim arrangements would mean some projects could be curtailed when there is too much generation on the system, such as on some of the windiest and sunniest summer days.

In September, we began replacing the current 'first come, first served' connection model with a 'first ready, first connected' approach on our UK Electricity Distribution network. This updated approach will accelerate the connection of 'shovel ready' projects to allow more low carbon projects to connect faster. As a result, these changes will allow customers to accelerate their connection dates and provide a more agile approach to managing connection requests. We also continue to work with members of the Energy Networks Association (ENA) on reforming the connection process to distribution networks. This includes promoting mature projects that are closer to delivery above those that may be 'blocking' the queue, and changing how transmission and distribution networks coordinate connections, improving their interactivity. During the year, we removed 95 projects from the distribution connection queue totalling 2.25 GW.

Offshore Hybrid Assets (OHA) - next phase of interconnection

In 2022, Ofgem opened an OHA pilot seeking to work with selected developers on establishing an investible OHA regime. OHAs are the next phase of interconnection, not only linking two countries but also connecting with offshore wind generation. The two projects in the Ofgem OHA pilot are LionLink (to the Netherlands) and Nautilus (to Belgium), both NGV projects, providing us an opportunity to shape the OHA regime and prepare it for future investment. In March, Ofgem granted a 'minded-to-approve' decision for LionLink and we are now working with our partner, TenneT, to ensure the project meets the approval conditions. However, Nautilus did not receive a 'minded-to-approve' with one of the main reasons cited by Ofgem being high estimated constraint costs associated with the project. We continue to work with our partner, Elia, to provide further evidence to address Ofgem's concerns through our consultation response in May. We expect Ofgem to make a final decision on LionLink, Nautilus and the OHA regime parameters in the second half of calendar year 2024.

US regulatory progress

We have seen equally good momentum on regulatory progress across our US jurisdictions during the year.

New York rate filings

On 10 April 2024, we filed a Joint Proposal with New York Public Service Commission (PSC) Staff for a three-year rate settlement at our downstate gas distribution businesses, KEDNY and KEDLI. This follows our initial rate filing for the businesses in April 2023. The proposed settlement includes funding for capital investment of $924 million for KEDNY and $646 million for KEDLI in the first rate year (an increase of around 30% on 2022/23), and a RoE of 9.35% which compares to 8.8% under the prior rate settlement. It will fund programmes necessary to modernise the gas network and continue a safe and reliable service for our customers. In addition, it maintains a focus on customer affordability through delivering efficiencies and bill assistance programmes, and includes programmes to reduce methane emissions, promote non-gas alternatives, and expand energy efficiency in support of the State's environmental goals. A final decision from the New York PSC is expected in the next few months. For further details please refer to the Business Review section on page 46.

We also remain on track to file for new rates for our upstate New York electric and gas distribution business, Niagara Mohawk (NIMO), before summer this calendar year.

New York transmission investment

In July, we received Federal Energy Regulatory Commission (FERC) approval for cost recovery on our Smart Path Connect transmission rebuild and refurbishment project in upstate New York. The order included a 10.3% RoE with a 50:50 debt:equity ratio, with cost recovery effective from 1 April 2023. The project, to develop 110 miles of transmission lines in partnership with the New York Power Authority (NYPA), will unlock more than 1,000 MW of existing renewable resources, deliver significant production cost savings and emissions reductions, and will decrease transmission congestion. The project is on track to be completed by 2025.

Massachusetts - Electric Sector Modernization Plan (ESMP) and rate filings

In January, we filed our final ESMP with the Department for Public Utilities (DPU) in Massachusetts. The plan outlines the investment required in our electric distribution network over the next five years and beyond to help the state meet its clean energy goals under the 2050 Clean Energy and Climate Plan (CECP). Under the ESMP, we have proposed to invest up to $2 billion over the next five years across the following areas:

■ Network infrastructure - upgraded power lines, transformers, substations, to make the network more resilient, connect clean energy and plan in advance for growth in demand from electrification;

■ Technology and platforms - new planning tools for smarter decision making, including new data and monitoring systems to ensure system stability, and new IT infrastructure; and

■   Customer programmes - helping customers reduce their carbon footprint and drive smart energy use.

In our filing, we sought DPU approval to take forward the plan investment and define the appropriate cost recovery approach. The DPU is now considering the filing and we expect the regulator to issue an order on our proposal in August. The proposed investment under the ESMP is not currently part of any rate order for our service territory.

In November, we filed for new rates for our Massachusetts Electric business. Our filing requested a five-year rate plan with a RoE of 10.5% and a revenue increase of $131 million in the first rate year. The rate plan introduces a comprehensive performance plan that includes a new capital recovery mechanism. This will adjust rates annually to recover the costs of the Company's core investment needs as well as any approved projects or programmes in the ESMP up to a recovery cap. The proposal also includes a Performance Based Rate Mechanism (PBRM) focused on core operations and maintenance (O&M) expense. Overall, the total requested capital expenditure in this filing, together with that under the ESMP, could reach up to $6 billion across the five years if the DPU accepts our investment proposals for both the MECO rate filing and the ESMP. The rate filing is currently progressing through the 'evidentiary' phase of the process, and we anticipate the DPU making a final rate order in September 2024.

The Future of Gas - Massachusetts and New York

In December, the Massachusetts DPU issued Order DPU 20-80, an investigation into the role of local gas distribution companies (LDCs) in achieving the state's 2050 climate goals. The Order establishes a framework to implement the decarbonisation pathway established in the state's 2050 Climate and Clean Energy Plan. The main requirement is for LDCs to consider Non-Pipeline Alternatives (NPAs) as a condition of recovering additional investment in distribution networks and must provide evidence when there is no NPA. The Order is clear, however, that existing investments in natural gas infrastructure by LDCs will not be affected. We are now working with other utilities in the state to deliver a plan by 2025 that takes into account the requirements of the Order. This will involve working with electric utilities in jurisdictions where we are the gas network operator, and vice versa, to deliver against the need for NPAs. The Order does not impact the current rate order for our Massachusetts Gas business which runs to October 2026.

In New York, the PSC is considering issues relating to the future of gas in its Gas System Planning Proceeding. Gas distribution companies are required to submit Long Term Gas Plans which are consistent with the state's CLCPA on a three year cycle. The initial Long Term Gas Plan filings for KEDNY, KEDLI and NIMO are required to be submitted by 31 May 2024, following which there will be a stakeholder engagement process with the final plan submitted in December 2024.

Community Offshore Wind (COSW)

In April 2024, the New York State Energy Research and Development Authority (NYSERDA) announced that no final awards would be made to the provisional awardees of New York's third offshore wind solicitation due to an inability of developers to agree to contract terms with their manufacturing partners. The New York Governor subsequently announced a path forward for New York's offshore wind industry, including a supportive manufacturing and logistics Request for Proposals (RfP) to grow the domestic supply chain in New York and a Request for Information (RfI) to inform future development for the state's fifth offshore wind solicitation.

The NYSERDA announcement followed our submission of 1.3 GW to New York's fourth large-scale offshore wind bid solicitation in December. However, following the announcement of the successful bidders in January, COSW was not selected but instead placed on a 'waitlist', a new part of the bidding process. COSW also submitted an offtake bid for a further 1.3 GW in August in response to the New Jersey Board of Public Utilities (BPU) solicitation. Following careful consideration, COSW withdrew its proposal, determining the offtake design would not allow us to deliver an affordable project for residents of New Jersey and for the state's climate goals.

COSW will look to participate in future offshore wind bid solicitation rounds and we expect to see these moving forward in due course.

Efficiency savings significantly above our three-year target

In 2023/24, we delivered a further £139 million of Group efficiency savings taking cumulative savings to £513 million at actual exchange rates. This significantly exceeds our £400 million savings target that we announced in November 2021, and that we committed to deliver by the end of 2023/24, and has been delivered against a strong inflationary backdrop whilst growing the asset base by 9.7%.

Our Group efficiency savings have been delivered through the year across four key areas:

■   Digital improvements - in the UK, we have consolidated work management programmes, reducing licensing and support costs in UK Electricity Transmission. In the US, we have shifted customers to e-billing; introduced a web portal for customer self-service; and introduced 'OnMyWay', automating work schedules for our field workers.

■   Continuous improvement - in the UK, we have increased productivity and reduced low value work allowing the redeployment of labour in UK Electricity Transmission to capital projects as our capital workload increases; in the US, we have achieved savings through redesigning transmission line inspections, greater use of drones for asset health inspections, and extending the life of transmission towers with a new steel coating technology.

■  Process improvement - in our US customer service centres, we have reduced call volumes by providing self-service options; introduced new automated messaging to direct customers online to resolve their queries, thereby increasing availability of staff to deal with more complex calls; and introduced new processes to resolve customer calls first time, reducing the requirement for 'call-backs'.

■  Supply chain optimisation - across the Group, we have driven contract efficiencies through consolidating our IT data centres; and utilising contract management strategies to enable us to reduce external third party spend.

Delivering as a Responsible Business

Our Responsible Business Charter

Since we launched our first Responsible Business Charter three years ago the external environment has continued to change and our business has evolved significantly with the repositioning of our portfolio. To reflect these changes, we updated the Charter in September following engagement with stakeholders and with a focus on three core pillars: our environment; our customers and community; and our people. Each of these pillars is underpinned by our Responsible Business Fundamentals - committing to safely, reliably and efficiently connecting millions of people to the energy they use - with the previous pillars of economy and governance now embedded within these new focus areas.

Progress on our environment pillar

Following the update to our Responsible Business Charter, our new aim is to reduce Scope 1 and 2 green house gas (GHG) emissions by 60% by 2030, from a 2018/19 baseline[7], whilst remaining committed to reducing Scope 3 emissions excluding sold electricity by 37.5% by 2034. We recognise the need for urgent action this decade and have worked with the Science Based Target initiative (SBTi) to align our near-term targets to their 1.5°C pathway. As part of this validation, we have also set a range of sub-targets which align to SBTi's more ambitious power sector pathway and which require higher decarbonisation of specific material emissions, such as generation and sold electricity. We now plan to update our Climate Transition Plan in June 2024 to reflect these new targets, which will be put to an advisory shareholder vote at the 2024 Annual General Meeting (AGM).

In 2023/24, we achieved a 5.9% reduction in our Scope 1 and 2 emissions, or a 11.8% reduction against the 2018/19 baseline. Our total Scope 3 GHG emissions decreased by 1.7% year-on-year. Against our SBTi approved target (which excludes sold electricity) our Scope 3 GHG emissions have increased by 0.8% since 2018/19. This was principally driven by emissions linked to our higher annual spend in relation to purchased goods and services (including capital investment) within our supply chain, with the bulk of these emissions coming from resource-intensive activities associated with constructing new energy infrastructure. Longer term, we expect a decline in the carbon intensity of materials and sectors and anticipate a reduction in our supply chain emissions. We aim to accelerate this by actively encouraging our suppliers to establish action plans and adopt science-based decarbonisation targets of their own.

During the year, we also connected 3,030 MW of renewable energy across our UK and US transmission and distribution networks, an increase of 2,344 MW compared to the prior year. In addition, the commissioning of our Viking Link to Denmark in December 2023 increased our interconnector capacity by 1.4 GW.

As we delivered another record year of capital investment, we also reached a higher proportion of green capital investment at 78% of Group capital expenditure[8] (versus 75% in the prior year). This amounted to £6.0 billion of green capital investment (versus £5.6 billion in the prior year) which was aligned with EU Taxonomy principles for sustainable investment.

We also continued to work with our supply chain during the year to establish decarbonisation roadmaps and Science Based Targets (SBTs). To help reduce our Scope 3 GHG emissions, we have continued to engage with our key suppliers that form a large part of our emissions linked to the goods and services we procure. We are asking the top 50% of US suppliers by emissions to set a decarbonisation roadmap plan towards a SBT by 2025/26. For our equivalent top 80% of UK suppliers, we are asking them to go one step further by formally committing to set target(s) with the SBTi by 2025/26.

During 2023/24, we enhanced how we calculate the emissions of our purchased goods and services (including capital goods) as part of our Climate Transition Plan (CTP). The change in methodology has affected the emissions profile associated with our suppliers, leading us to revise our list of carbon strategic suppliers. We will continue engaging and working with suppliers in partnership to identify common challenges and to help decarbonise our business. Our CDP Supplier Engagement programme in 2023 included 50 carbon strategic suppliers in the UK and 74 in the US that in aggregate accounts for over 30% of our GHG emissions from our purchased goods and services (including capital goods). Next year, we will revise our list of carbon strategic suppliers as a result of the change in our methodology for calculating the emissions of our purchased goods and services and in 2024/25 we will report on our progress to meet our stated SBT supply chain engagement targets for the US and the UK.

In December 2023, we partnered with the UK Government, We Mean Business Coalition and Climate Action, amongst other organisations, at COP28, participating in over 110 events and discussions on accelerating the energy transition. Our focus was on achieving system-wide resilience, developing reliable and clean power systems, and delivering a just and equitable transition. We welcomed the final COP28 agreement published by governments which included two new global goals to triple renewable energy capacity and double energy efficiency by 2030, recognising the need to transition away from fossil fuels in a just and equitable manner, in line with 1.5ºC and achieving net zero by 2050.

Progress on our customers and community pillar

In 2023/24, we made good progress on making sure our economic and social role has the greatest impact on the communities we serve. In the UK and US, with the support of our charity partners, we continued to provide financial support to those severely affected by rising energy costs through our Energy Support Fund. This winter, our UK partners received £11.3 million, while our US partners received approximately $1.8 million. In the UK, the funding helped expand our UK Electricity Distribution Community Matters Fund, offering grants to customers struggling with fuel poverty; our support for home visit, customer advice and fuel vouchers through the National Energy Foundation and Fuel Bank Foundation; and our support for Citizens Advice by funding an additional 15 full-time caseworkers, delivering support to an additional 2,400 people with specialist advice.

In Massachusetts, we continued to provide support to those customers severely affected by rising energy costs. This winter, we hosted over 185 in-person customer savings events which helped connect our most vulnerable customers to available resources. We facilitated more than $18 million in home energy assistance funding and bill relief for our customers. Additionally, we enrolled more than 250,000 customers on an income-based discount rate, as well as nearly 31,000 customers in arrears management programmes. In New York, through our September Week of Service and other community events, we continued to have a positive impact on our communities through volunteering at over 400 different events. In addition, Project C was honoured by CenterState Corporation for Economic Opportunity (CEO) as their 2023 Community Visionary Award winner citing us as an 'unwavering partner' for our communities.

During the year, we continued to engage directly in our communities through volunteering. In total, colleagues across the Group volunteered 77,918 hours across our communities in 2023/24. In the US, we recorded over 47,000 volunteering hours, whilst in the UK we recorded over 30,000 hours. Cumulatively, National Grid colleagues have now volunteered 179,480 hours since the publication of our Responsible Business Charter in 2020, achieving 36% of our ten year Group commitment of 500,000 volunteering hours. We also made good progress in skills development in 2023/24, with 18,907 people provided access to skills development through National Grid programmes in the UK and the US. Cumulatively, we have now delivered skills development for 30,730 people in our communities achieving 68% of our ten year commitment of 45,000.

Progress on our people pillar

In 2023/24, we welcomed a number of new additions to our Group Executive team, including Carl Trowell (President, Strategic Infrastructure), Katie Jackson (President, National Grid Ventures), Lisa Wieland (President, New England) and Courtney Geduldig (Chief Corporate Affairs Officer). As of March 2024, Group Executive diversity[9] stood at 53.8%, an increase of 8.3 percentage points on the prior year. The diversity of National Grid's Board stood at 45.5%, down by 4.5 percentage points on the prior year and below our 50% goal by 2025, principally through the departures of Thérèse Esperdy and Liz Hewitt, with Jacqui Ferguson joining the Board in January 2024.

For management gender and ethnicity diversity representation, we ended 2023/24 with figures of 35% for gender and 17.6% for ethnicity, both higher than the prior year which were 32.6% and 16.7% respectively; we remain on track to attain our 2025 goals of 35% and 20%. Our new talent (new recruitment) gender diversity reached 31.6% in 2023/24, an increase of 0.8% on the prior year. We also saw a notable increase in the number of ethnically diverse new talent joining National Grid during the year at 32.3% compared to 24.8% reported in the prior year.

Finally, this year we received over 24,000 responses to our annual independently managed employee engagement survey Grid:voice, the highest number of colleagues to ever complete the survey. Our employee engagement index score remained at 81% favourable, four points above the highest performing companies. Our 'Safe to Say' Grid:voice score remains stable year-on-year at 71%.

Board changes

On 17 May 2023, we announced that Thérèse Esperdy would step down from the Board as a Non-Executive Director on 31 December 2023 after serving more than nine years.

On 21 September 2023, we announced that Ian Livingston would succeed Thérèse Esperdy as the Senior Independent Director on 31 December 2023.

On 11 December 2023, we announced that Jacqui Ferguson would join the National Grid Board as an independent Non-Executive Director with effect from 1 January 2024; and that Liz Hewitt would step down from the Board on 31 January 2024.

FIVE-YEAR FINANCIAL FRAMEWORK

Our five-year financial framework is based on our continuing businesses, as defined by IFRS, including the ESO until disposal. It excludes the minority stake in National Gas Transmission, which is classified as a discontinued operation. Following our announcement that we plan to sell these businesses, we have also excluded Grain LNG and National Grid Renewables within the period to 2028/29.

Capital investment and Group asset growth

We expect to invest around £60 billion across our energy networks and adjacent businesses, in the UK and US, over the five-year period to 2028/29, with group assets trending towards £100 billion by March 2029. Of the £60 billion investment over the five years to March 2029, around £51 billion is considered to be aligned with the principles of the EU Taxonomy legislation as at the date of reporting.

In the UK, we expect around £23 billion of investment in Electricity Transmission for asset health and anticipatory system reinforcement to facilitate offshore generation and other new onshore system connections. This also includes the investment across our 17 Accelerated Strategic Transmission Investment (ASTI) projects, as we invest in the critical infrastructure required to enable the energy transition and a decarbonised electricity network in the 2030s. We expect our Electricity Distribution network to invest around £8 billion over the five years to 2028/29 in asset replacement, reinforcement and new connections, facilitating the infrastructure for electric vehicles, heat pumps and directly connected generation.

In our US regulated businesses, we expect to invest around £17 billion in New York, and £11 billion in New England, over the five years to 2028/29. From over half of our investment in the prior 5 year plan going to safety related projects in our gas networks, we now expect to invest nearly 60% in this plan into our electricity networks, as we see a step up in investment for renewable connections, transmission network upgrades, and digital capabilities to enable the energy transition.

NGV has committed capex of around £1 billion over the five years to 2028/29, including low levels of maintenance investment across the six operational interconnectors.

With the large step up in investment, we expect to see higher group asset growth of around 10% CAGR through to 2028/29.

Group gearing

We remain committed to a strong, overall investment grade credit rating. We expect to maintain credit metrics above our thresholds for our current group credit ratings through to at least the end of the RIIO-T3 price control period, with current thresholds of 10% for S&P's FFO/adjusted net debt, and 7% for Moody's RCF/adjusted net debt. Following completion of the Rights Issue, we expect regulatory gearing to be in the low 60% range by March 2025, and then trend back towards the high 60% range by the end of RIIO-T3.

Group earnings growth and dividend growth

We expect our CAGR in underlying EPS to be in the 6-8% range from a 2024/25 baseline (guidance below)*. This includes our long-run average scrip uptake assumption of 25% per annum, which will underpin our sustainable, progressive dividend policy into the future.

For 2024/25, whilst we continue to expect strong operational performance across the Group, we expect underlying EPS to be broadly in line with our underlying 2023/24 EPS once this has been adjusted by the number of bonus shares issued as part of the proposed Rights Issue. We then expect underlying EPS CAGR of 6-8% from a 2024/25 baseline, through to 2028/29, assuming an exchange rate of £1:$1.25.

We will maintain a progressive level of total dividend growing from the current level that the Board has recommended for the year to March 2024. This equates to a total DPS of 58.52p/share for 2023/24 which will then be rebased given the increased number of shares following the Rights Issue. We then aim to grow the DPS in line with UK CPIH in keeping with the current dividend policy (for details of our dividend policy please refer to page 29).

*For more detail on share count, see the 2024/25 Forward Guidance section. Our 2023/24 comparative underlying EPS of 70.8 pence per share is estimated based on the weighted average number of shares of 3,692 million adjusted for 374 million new shares (being the number of New Shares classified as 'bonus shares' pursuant to IAS33 calculated based on the closing middle-market share price of £11.275 on 22 May 2024). For 2024/25 all bonus shares will be included in the EPS calculation along with the pro-rated number of fully subscribed shares once the proposed Rights Issue completes.

2024/25 FORWARD GUIDANCE

This forward guidance is based on our continuing businesses, as defined by IFRS. It excludes the minority stake in National Gas Transmission which is classified as held for sale within discontinued operations, but includes the ESO which is held for sale within continuing operations before it is assumed to be sold and transferred to the UK Government in this calendar year.

The outlook and forward guidance contained in this statement should be reviewed, together with the forward-looking statements set out in this release, in the context of the cautionary statement. The forward guidance in this section is presented on an underlying basis and excludes remeasurements and exceptional items, deferrable major storm costs (when greater than $100 million), timing and the impact on underlying results of deferred tax in our UK regulated businesses (NGET and NGED).

UK Electricity Transmission

Underlying net revenue is expected to increase by over £150 million compared to 2023/24 primarily driven by higher allowances as a result of growing RAV, including returns on increasing ASTI investment, and indexation. Depreciation is expected to be up to £50 million higher in the year due to the increasing asset base.

We expect to deliver around 100bps of outperformance in the fourth year of RIIO-T2 in Operational Return on Equity. This is in line with our target to deliver 100 basis points of operational outperformance on average through the five-year period of the RIIO-T2 price control.

UK Electricity Distribution

Underlying net revenue is expected to increase by up to £100 million compared to 2023/24, driven by allowances on a higher RAV following continued investment and indexation. Depreciation is expected to offset around half of this increase, reflecting the increasing asset base.

In line with our target, we expect to deliver around 100-125 basis points of outperformance in the second year of RIIO-ED2 in operational Return on Equity.

UK Electricity System Operator (ESO)

Underlying operating profit is expected to be around a half of 2023/24 as a result of the expected disposal in the year.

Under the RIIO-2 price control, totex in ESO is no longer subject to the totex incentive mechanism and is instead regulated under a pass-through mechanism, with cost increases or efficiencies trued-up in the following year.

New England

Underlying net revenue is expected to be over $250 million higher, driven by rate increases. This is expected to be offset by around $80 million higher depreciation as a result of the increasing asset base and $70 million other costs, driven by continued investment and business growth.

Return on Equity for New England is expected to be slightly lower than 2023/24, which had a one-off benefit relating to the regulatory recovery of a historical property tax matter. Excluding the one-off benefits, New England Return on Equity is expected to modestly improve from 2023/24.

New York

Underlying net revenue is expected to be nearly $450 million higher, including increases from proposed rate settlements, primarily KEDNY/KEDLI. Depreciation is expected to be around $100 million higher, reflecting the increasing asset base, and environmental costs are expected to be around $100 million lower, driven by reserve increases which occurred in 2022/23.

Return on Equity for New York is expected to be marginally improved from 2023/24 because of the KEDNY/KEDLI rate settlement.

NGV and Other activities

In NGV, we expect operating profit to be over £100 million lower than 2023/24 driven by expected lower interconnector revenues.

We also expect other activities' underlying operating loss to be greater year-on-year by around £50 million driven by expected lower returns from our captive insurance provider where we benefited from unusually low claims in 2023/24.

Joint Ventures and Associates

Our share of the profit after tax of joint ventures and associates is expected to be around £10 million lower than 2023/24 as a result of lower revenues in our joint venture interconnectors partially offset by growth in revenues from renewables projects in our Emerald Joint Venture.

Interest and Tax (continuing operations)

Net finance costs in 2024/25 are expected to be over £100 million lower than 2023/24 as a result of expected favourable movements on inflation linked debt and variable rate movements. Reduced costs also reflect the expected receipt of proceeds from the Rights Issue being used to finance our increasing investment, reducing the need for debt issuances in 2024/25.

For the full year 2024/25, the underlying effective tax rate, excluding the share of post-tax profits from joint ventures and associates, is expected to be around 15%. This is calculated following the new definition of underlying earnings which excludes the impact of deferred tax on underlying results of our UK regulated businesses (NGET and NGED).

Investment, Growth and Net Debt

Overall Group capital investment for continuing operations in 2023/24 is expected to be around £10 billion.

Group Asset Growth is expected to be around 10% reflecting an increase in investment, predominantly increasing ASTI investment, offsetting lower UK RAV indexation.

Depreciation is expected to increase, reflecting the impact of continued high levels of capital investment.

Operating cash flow generated from continuing operations (excluding acquisitions, disposals and transaction costs) is expected to decrease by around 5% compared to 2023/24 principally driven by the impact of ESO's significant 2023/24 timing over recovery reversing in 2024/25, mostly offset by increased underlying performance.

Net debt is expected to decrease by around £0.5 billion (from £43.6 billion as at 31 March 2024) at a GBP:USD rate of 1.25, driven by the receipt of proceeds from the Rights Issue largely financing our continued levels of significant investment in critical clean energy infrastructure, with regulatory gearing reducing to the low 60% range. The forecast excludes the expected sale proceeds from the ESO disposal and the remaining 20% stake in National Gas Transmission.

Weighted average number of shares (WAV) is expected to be approximately 4,688 million in 2024/25. Prior to the impact of the Rights Issue, we expected WAV to be 3,750 million shares in 2024/25. We are expecting an increase of approximately 938 million representing the full effect of the bonus element alongside a pro-rating of the fully subscribed shares. In accordance with IFRS, the number of fully paid shares are calculated as the number of shares, at the theoretical ex-rights price, that would generate the proceeds of the Rights Issue. The bonus shares are then the remaining new shares that are expected to be issued. We plan to update this Forward Guidance at Half Year once the Rights Issue has completed.

FINANCIAL REVIEW

In managing the business, we focus on various non-IFRS measures which provide meaningful comparisons of performance between years, monitor the strength of the Group's balance sheet as well as profitability and reflect the Group's regulatory economic arrangements. Such alternative and regulatory performance measures are supplementary to, and should not be regarded as a substitute for, IFRS measures, which we refer to as statutory results. We explain the basis of these measures and, where practicable, reconcile these to statutory results in 'Alternative performance measures/non-IFRS reconciliations' on pages 84 to 102. Also, we distinguish between adjusted results, which exclude exceptional items and remeasurements, and underlying results, which further take account of: (i) volumetric and other revenue timing differences arising from our regulatory contracts; (ii) major storm costs which are recoverable in future periods, where these are in excess of $100 million (in aggregate) in the year; and (iii) the impact of deferred tax on underlying results in our UK regulated businesses (NGET and NGED); none of which give rise to economic gains or losses.

Performance for the year ended 31 March

Financial summary for continuing operations
(£ million)	2023/24	2022/23	change %
Accounting profit:
Gross revenue	19,850	21,659	(8%)
Other operating income	12	989	(99%)
Operating costs	(15,387)	(17,769)	(13%)
Statutory operating profit	4,475	4,879	(8%)
Net finance costs	(1,464)	(1,460)	-%
Share of joint ventures and associates	37	171	(78%)
Tax	(831)	(876)	(5%)
Non-controlling interest	(1)	-	-%
Statutory IFRS earnings (note 7)	2,216	2,714	(18%)
Exceptional items and remeasurements (after tax)	884	(379)	n/m
Timing and major storm costs (after tax)	(523)	214	n/m
Deferred tax on underlying profits in NGET and NGED	302	178	n/m
Underlying earnings1	2,879	2,727	6%
EPS - statutory IFRS (pence) (note 7)	60.0p	74.2p	(19%)
EPS - underlying1	78.0p	74.5p	5%
Dividend per share	58.5p	55.4p	6%
Dividend cover - underlying1	1.3	1.3	-%

Economic profit:
Value Added1	2,931	4,807	(39%)
Group RoE1	8.9%	11.0%	-210bps

Capital investment and asset growth:
Capital investment (note 2 (c))2	8,235	7,593	8%
Asset growth1	9.7%	11.4%	-170bps

Balance sheet strength:
RCF/adjusted net debt (Moody's)1	9.2%	9.3%	-10bps
Net debt (note 29)	43,607	40,973	6%
Add: held for sale net debt	(23)	-	n/m
Net debt (including held for sale)1	43,584	40,973	6%
Group regulatory gearing1	69%	71%	-200bps
1.  Non-GAAP alternative performance measures (APMs) and/or regulatory performance measures (RPMs). For further details see 'Alternative performance measures/non-IFRS reconciliations' on pages 84-102. Our definition of underlying results has been amended in 2023/24 to exclude the impact of deferred tax on our underlying results in our UK regulated businesses (NGET and NGED). Comparative amounts have been restated accordingly.
2.  Our definition of capital investment has changed and now aligns with our statutory measure (see note 2 (c)). Comparative amounts have been restated.

Statutory IFRS earnings from continuing operations were £2,216 million in 2023/24, £498 million (18%) lower than last year (2023: £2,714 million) due to a variety of different components. Statutory earnings were adversely impacted by £1,011 million exceptional net charges before tax in 2023/24 (including a £496 million environmental provision in New York and a £498 million provision in UK Electricity System Operator for estimated timing over-recoveries expected to be transferred through the disposal process in 2024/25), compared with a favourable impact from £935 million exceptional net gains in the prior year. These were partly offset by £290 million favourable year-on-year remeasurements of commodity and financial derivatives, £945 million favourable year-on-year revenue timing over-recoveries, the net impact of tax on all these items, along with an improvement in underlying business performance for the Group. Statutory EPS for continuing operations of 60.0p was 14.2p lower than the prior year. The net exceptional charge of £852 million (2023: £619 million net gain) and remeasurement losses of £32 million (2023: £240 million net losses) are explained in further detail in note 4 to the financial statements.

Our 'adjusted' results exclude the impacts from exceptional items and remeasurements as explained on page 86. In 2023/24, adjusted earnings from continuing operations were £3,100 million up £765 million, or 33% from the prior year. Adjusted earnings in 2023/24 included a timing over-recovery after tax of £688 million (2023: £26 million under-recovery) and major storm costs (after tax) of £165 million (2023: £188 million). As a result adjusted operating profit of £5,462 million was up £1,168 million (2023: £4,294 million). Adjusted net finance costs of £1,479 million were £35 million lower, benefiting from lower inflation. Share of profits from joint ventures and associates of £101 million was down £89 million related to high interconnector revenues in the prior year. Adjusted tax of £983 million was £348 million higher, primarily driven by higher profits and the increase in the UK corporation tax rate.

As explained above, our 'underlying' results exclude the total impact of exceptional items, remeasurements, timing, major storm costs and deferred tax in UK regulated businesses (NGET and NGED). A reconciliation between these alternative performance measures and our statutory performance is detailed on page 87.

Underlying operating profit for continuing operations was up 4% (6% at constant currency), driven by higher allowed revenues in UK Electricity Transmission, rate increases in KEDNY/KEDLI and NIMO along with lower controllable costs in New York, and the benefit of held for sale accounting treatment within UK Electricity System Operator. Partly offsetting these factors, UK Electricity Distribution performance was lower, driven by lower incentives under the ED-2 price control and National Grid Ventures operating profit was lower as a result of lower revenues at our IFA1 interconnector. New England profits were broadly comparable, with the prior year including two months' profit in respect of our Rhode Island business which was disposed in May 2022. Our joint ventures and associates' contribution reduced (mainly UK interconnector revenues). Net financing costs were marginally lower as the impact of inflation on index-linked debt reduced alongside the impact of the bridge loan held last year as part of our strategic pivot; partly offset by the impact of higher interest rates. Other interest was adverse year on year. Underlying profit after tax increased by 6% (7% increase at constant currency) and resulted in a 5% increase (6% increase at constant currency) in underlying EPS to 78.0p.

Capital investment of £8,235 million was £642 million (8%) higher than 2022/23, or £805 million (11%) higher at constant exchange rates, driven by increased investment in UK Electricity Transmission, driven by the Accelerated Strategic Transmission Investment (ASTI) programme, increased capital expenditure in New York, New England and UK Electricity Distribution, partly offset by lower investment in National Grid Ventures (following prior year investment on Viking, Grain LNG and IFA1). Higher capital investment partly offset by reduced year-on-year RAV indexation from lower inflation resulted in asset growth of 9.7% in the year (2023: 11.4%).

Reconciliation of different measures of profitability and earnings

In calculating adjusted profit measures, where we consider it is in the interests of users of the financial statements to do so we exclude certain discrete items of income or expense that we consider to be exceptional in nature. The table below reconciles our statutory profit measures for continuing operations, at actual exchange rates, to adjusted and underlying versions. Further information on exceptional items and remeasurements is provided in notes 2, 4 and 5.

Reconciliation of profit and earnings from continuing operations
	Operating profit		Profit after tax		Earnings per share (pence)
(£ million)	2024	2023	2024	2023	2024	2023
Statutory results	4,475	4,879	2,217	2,714	60.0	74.2
Exceptional items	1,011	(935)	852	(619)	23.1	(16.9)
Remeasurements	(24)	350	32	240	0.9	6.5
Adjusted results	5,462	4,294	3,101	2,335	84.0	63.8
Timing	(915)	30	(688)	26	(18.6)	0.7
Major storm costs	226	258	165	188	4.4	5.2
Deferred tax on underlying results in NGET and NGED	-	-	302	178	8.2	4.8
Underlying results	4,773	4,582	2,880	2,727	78.0	74.5

Discontinued operations
On 31 January 2023, we sold 60% of our interest in the National Gas Transmission in exchange for £2.2 billion cash consideration and we also received approximately £2.0 billion from additional debt financing. The 60% interest in National Gas Transmission was purchased by a consortium of long-term infrastructure investors which also held an option to acquire our remaining 40% interest. The consortium partially exercised this option on 11 March 2024 for total consideration of £681 million, reducing our retained minority interest to 20%. Further details are provided in the 'Assets held for sale and discontinued operations' note to the financial statements. The results of our 100% share of this business (including metering) are presented as discontinued operations for the 10 months fully owned to 31 January 2023. Both the 100% owned business and the retained minority equity investment have been classified as a business held for sale. The Group has not applied equity accounting in relation to the retained interest, resulting in no subsequent profits being recognised from the date of sale of our 60% interest onwards.

Timing over/(under)-recoveries

In calculating underlying profit, we exclude regulatory revenue timing over- and under-recoveries, major storm costs (defined below) and deferred tax on underlying results of our UK regulated business (NGET and NGED), also defined below. Under the Group's regulatory frameworks, most of the revenues we are allowed to collect each year are governed by regulatory price controls in the UK and rate plans in the US. If more than this allowed level of revenue is collected, an adjustment will be made to future prices to reflect this over-recovery; likewise, if less than this level of revenue is collected, an adjustment will be made to future prices in respect of the under-recovery. These variances between allowed and collected revenues and timing of revenue collections for pass-through costs give rise to 'timing' over- and under-recoveries.

The following table summarises management's estimates of such amounts for the two years ended 31 March 2024 for continuing and discontinued operations. All amounts are shown on a pre-tax basis and, where appropriate, opening balances are restated for exchange adjustments and to correspond with subsequent regulatory filings and calculations, and are translated at the 2023/24 average exchange rate of $1.26:£1.

Timing over/(under)-recoveries
(£ million)	2024	20231
Balance at start of year (restated)	39	(60)
In-year (under)/over-recovery - continuing operations	915	(30)
In-year (under)/over-recovery - discontinued operations	-	12
Disposal of UK Gas Transmission/NECO	-	131
Balance at end of year	954	53
1.  March 2023 balances restated to correspond with 2022/23 regulatory filings and calculations.

In 2023/24, we experienced timing over-recoveries of £363 million in UK Electricity Transmission, under-recoveries of £159 million in UK Electricity Distribution, over-recoveries of £800 million in UK Electricity System Operator (BSUoS revenues have been significantly more than system balancing costs following the introduction of fixed price tariffs), under-recoveries of £69 million in New England, and under-recoveries of £20 million in New York. In calculating the post-tax effect of these timing recoveries, we impute a tax rate based on the regional marginal tax rates, consistent with the relative mix of UK and US balances.

Major storm costs

We also take account of the impact of major storm costs in the US where the aggregate amount is sufficiently material in any given year. Such costs (net of certain deductibles and allowances) are recoverable under our rate plans but are expensed as incurred under IFRS. Accordingly, where the net total cost incurred exceeds $100 million in any given year, we exclude the net costs from underlying earnings. In 2023/24, we incurred deferrable storm costs, which are eligible for future recovery of $285 million (2023: $314 million).

Deferred tax in UK regulated businesses

We also exclude deferred tax in our UK regulated businesses (NGET and NGED). In the 2023 Spring budget, the UK government introduced 'full expensing' tax relief for qualifying capital expenditure to encourage greater levels of investment from businesses. This change became permanent in November 2023. To represent underlying profitability more closely aligned to our regulatory agreements, and to align with UK peers, we will now report underlying earnings and underlying EPS excluding the impact of deferred tax in our UK regulated businesses (NGET and NGED). This change in calculation of underlying results has been applied to comparative periods. In 2023/24, we excluded £302 million (2023: £178 million) of deferred tax charges from our underlying results.

Segmental income statement

The tables below set out operating profit on adjusted and underlying bases, both of which exclude the gain of £4.8 billion on the disposal of our UK Gas Transmission business in 2022/23.
	Adjusted results			Underlying results
(£ million)	2024	2023	change %	2024	20231	change %
UK Electricity Transmission	1,677	995	69	1,314	1,107	19
UK Electricity Distribution	993	1,091	(9)	1,152	1,230	(6)
UK Electricity System Operator	880	238	270	80	31	158
New England	643	708	(9)	802	819	(2)
New York	860	741	16	1,016	874	16
National Grid Ventures	469	490	(4)	469	490	(4)
Other activities	(60)	31	(294)	(60)	31	(294)
Total operating profit - continuing	5,462	4,294	27	4,773	4,582	4
Net finance costs	(1,479)	(1,514)	(2)	(1,479)	(1,514)	(2)
Share of post-tax results of joint ventures and associates	101	190	(47)	101	190	(47)
Profit before tax - continuing	4,084	2,970	37	3,395	3,258	4
Tax - continuing	(983)	(635)	55	(515)	(531)	(3)
Profit after tax - continuing	3,101	2,335	33	2,880	2,727	6
Earnings per share (pence) - continuing	84.0	63.8	32	78.0	74.5	5

1.  Prior year comparatives have been restated to reflect the change in our underlying earnings definition to remove the deferred tax in UK regulated businesses (NGET and NGED).

Statutory operating profit decreased in the year, primarily as a result of exceptional net charges of £1,011 million in 2023/24 (compared with exceptional net gains of £935 million in 2022/23). This was partly offset by £945 million favourable year-on-year movements in timing net over-recoveries, £374 million favourable year-on-year movements in commodity derivative remeasurements, improved underlying performance in UK Electricity Transmission, New York, and New England (once the impact of Rhode Island disposal in 2022/23 is considered), a UK Electricity System Operator accounting benefit (no depreciation following classification as held for sale), but lower property sales in 'Other activities' than 2022/23. Excluding exceptional items and remeasurements, adjusted operating profit increased by £1,168 million (27%) or 29% on a constant currency basis. Major storm costs were £32 million lower than the prior year. The reasons for the movements in underlying operating profit are described in the Business Review.

Financing costs, share of post-tax joint ventures and associates and taxation - continuing

Net finance costs
Net finance costs (excluding derivative remeasurements) for the year were 2% lower than last year at £1,479 million, with the £35 million reduction driven by a lower accretion charge on our index linked debt, the impact of the bridge facility held last year to complete the strategic pivot which was repaid in 2022/23, offset by the impact of higher interest rates on refinancing completed in the current year (including higher interest costs in our US businesses). Other interest was adverse year-on-year reflecting higher discount unwind on provisions offset by higher pensions related interest. The effective interest rate for continuing operations of 4.2% is 20bps lower than the prior year rate.

Joint ventures and associates
The Group's share of net profits from joint ventures and associates on a statutory basis decreased by £134 million. Of this decrease, £45 million relates to year-on-year derivative remeasurement losses in our NG Renewables joint venture. On an adjusted basis, the share of net profits from joint ventures and associates decreased by £89 million compared with 2022/23, mostly reflecting lower BritNed revenues driven by lower auction prices.

Tax
The statutory tax charge for continuing operations was £831 million (2023: £876 million) including the impact of tax on exceptional items and remeasurements of £152 million credit (2023: £241 million charge). The adjusted tax charge for continuing operations was £983 million (2023: £635 million), resulting in an effective tax rate for continuing operations (excluding profits from joint ventures and associates) of 24.7% (2023: 22.8%).

Our underlying tax (a non-GAAP measure) takes our adjusted tax charge and further excludes the tax impacts on timing and major storm costs and deferred tax in our UK regulated businesses (NGET and NGED). The underlying tax charge for the year was £515 million (2023: £531 million).

The underlying effective tax rate (excluding joint ventures and associates) of 15.6% was 170bps lower than last year (2023: 17.3%). This reflects a lower UK tax charge in 2023/24 primarily due to more capital expenditure qualifying for full expensing in 2023/24 than qualified for super-deductions in 2022/23, offset by the increase in the UK corporation tax rate.

Cash flow, net debt and funding

Net debt is the aggregate of cash and cash equivalents, borrowings, current financial and other investments and derivatives (excluding commodity contract derivatives) as disclosed in note 11 to the financial statements. 'Adjusted net debt' used for the RCF/adjusted net debt calculation is principally adjusted for pension deficits and hybrid debt instruments. For a full reconciliation see page 93. The following table summarises the Group's cash flow for the year, reconciling this to the change in net debt.
Summary cash flow statement
(£ million)	2024	2023	change %
Cash generated from continuing operations	7,281	6,432	13
Cash capital investment (net of disposals and exceptional insurance recoveries)	(7,588)	(7,167)	(6)
Disposal of Millennium	-	497	(100)
Dividends from JVs and associates	176	190	(7)
Business net cash (outflow)/inflow from continuing operations	(131)	(48)	n/m
Net interest paid	(1,479)	(1,365)	(8)
Net tax paid	(342)	(89)	n/m
Cash dividends paid	(1,718)	(1,607)	(7)
Other cash movements	16	17	(6)
Net cash outflow (continuing)	(3,654)	(3,092)	(18)
Disposal of UK Gas Transmission and Metering and NECO1	681	6,995	(90)
Discontinued operations	102	(9)	n/m
Repayment of bridge loan to acquire National Grid Electricity Distribution	-	(8,200)	100
Other, including net financing raised in year	3,298	4,271	(23)
Increase/(decrease) in cash and cash equivalents	427	(35)	n/m

Reconciliation to movement in net debt
Increase/(decrease) in cash and cash equivalents	427	(35)	n/m
Repayment of bridge loan to acquire National Grid Electricity Distribution	-	8,200	(100)
Less: other net cash flows from investing and financing transactions	(3,298)	(4,271)	23
Net debt reclassified to held for sale	(23)	-	n/m
Impact of foreign exchange movements on opening net debt	466	(1,293)	n/m
Other non-cash movements	(206)	(765)	73
(Increase)/decrease in net debt	(2,634)	1,836	n/m
Net debt at start of year	(40,973)	(42,809)	4
Net debt at end of year	(43,607)	(40,973)	(6)

1.  Cash proceeds of £3,081 million for NECO and £4,032 million for UK Gas Transmission, less balance of cash and cash equivalents disposed with these businesses.

Cash flow generated from continuing operations was £7.3 billion, £0.8 billion higher than last year, mainly due to timing over-recoveries (primarily in UK Electricity System Operator as a consequence of BSUoS revenues being higher than system balancing costs) and also higher revenues in UK Electricity Transmission and New York compared with 2022/23. These factors were partly offset by adverse year-on-year working capital movements (driven by higher payables at March 2023) and higher spend on provisions. Cash expended on investment activities increased as a result of continued growth in our regulated businesses (including prepayments of capital investment on ASTI offshore projects in UK Electricity Transmission). The £7.6 billion (2023: £7.2 billion) outflow is net of insurance recoveries related to the rebuild of the IFA1 interconnector in the UK. The disposal of our Millennium Pipeline investment in October 2022 also generated £497 million of proceeds in 2022/23.

Net interest paid increased as a result of a higher average level of net debt and increased interest rates on borrowings. The Group made net tax payments of £342 million (2023: £89 million) for continuing operations during 2023/24. This increase mainly related to higher taxable profits driven by over-recovered revenues in the UK Electricity System Operator. Prior year cash tax was also reduced by the offset of tax losses against gains on the sale of NECO and Millennium alongside refunds received in respect of US tax settlements for historical years.

The higher cash dividend of £1,718 million reflected a higher dividend per share due to the annual inflationary increase, partly offset by a higher scrip uptake of 18% (2023: 15%).

In 2022/23, we completed the sale of NECO for £3,081 million and the sale of 60% of the UK Gas Transmission and metering business for proceeds of £4,032 million. In 2023/24 we sold a further 20% interest in UK Gas Transmission for £681 million and received a dividend payment of £102 million in discontinued operations. Non-cash movements primarily reflect changes in the sterling-dollar exchange rate, accretions on index-linked debt, lease additions and other derivative fair value movements, offset by the amortisation of fair value adjustments on acquired debt.

The Board has considered the Group's ability to finance normal operations as well as funding a significant capital programme. This includes stress testing of the Group's finances under a 'reasonable worst-case' scenario, assessing the timing of the sale of businesses held for sale and the further levers at the Board's discretion to ensure our businesses are adequately financed. As a result, the Board has concluded that the Group will have adequate resources to do so.
FINANCIAL STRENGTH

Our overall Group credit rating remains at a strong investment grade level, BBB+/Baa1 with stable outlook

During the year we raised £5.6 billion of new long-term senior debt to refinance maturing debt and to fund a portion of our significant capital programme. In 2022/23, the £8.2 billion bridge financing facility to fund the purchase of the UK Electricity Distribution business was fully repaid following receipt of proceeds from the sales of NECO and a 60% stake in our UK Gas Transmission and Metering business.

As at 22 May 2024, we have £7.9 billion of undrawn committed facilities available for general corporate purposes, all of which have expiry dates beyond May 2025. National Grid's balance sheet remains robust, with strong overall investment grade ratings from Moody's, Standard & Poor's (S&P) and Fitch.

Regulatory gearing, measured as net debt as a proportion of total regulatory asset value and other business invested capital reduced in the year to 69% as at 31 March 2024. This was lower than the previous year end level of 71%, with benefits from £0.9 billion in-year timing over-recoveries and the £0.7 billion proceeds from the sale of a further 20% stake in National Gas Transmission. Taking into account the benefit of our hybrid debt, adjusted gearing as at 31 March 2024 was 67%.

Retained cash flow as a proportion of adjusted net debt was 9.2%. We remain committed to maintaining the current strong overall investment grade credit rating for the Group. National Grid currently has strong investment grade credit ratings across almost all of its major operating companies, as well as senior unsecured debt ratings at the holding company, National Grid plc, at Baa2/BBB levels from each of Moody's, S&P and Fitch. We consider these ratings optimise our cost of capital and deliver appropriate access to capital markets. We expect to maintain credit metrics above our thresholds for our current group credit ratings through to the end of the RIIO-T3 price control period, with thresholds of 10% for S&P's FFO/adjusted net debt, and 7% for Moody's RCF/adjusted net debt.

Dividend increase of 5.55% recommended for 2023/24

The Board has recommended an increase in the final dividend to 39.12p per ordinary share ($2.4939 per American Depository Share), which will be paid on 19 July 2024 to shareholders on the register of members as at 7 June 2024. If approved, this will bring the full-year dividend to 58.52p per ordinary share, an increase of 5.55% over the 55.44p per ordinary share in respect of the financial year ended 31 March 2023. This is in line with the increase in average UK CPIH inflation for the year ended 31 March 2024 as set out in our dividend policy.

Going forward, and following the rebasing of the 2023/24 dividend per share (DPS) following the Rights Issue, the Board will aim to grow annual DPS in line with UK CPIH, thus maintaining the DPS in real terms. The Board will review this policy regularly, taking into account a range of factors including expected business performance and regulatory developments.

At 31 March 2024, National Grid plc had £12.5 billion of distributable reserves, which is sufficient to cover more than five years of forecast Group dividends. If approved, the final dividend will absorb approximately £1,455 million of shareholders' funds. The 2023/24 dividend is covered approximately 1.3x by underlying earnings.

The Directors consider the Group's capital structure at least twice a year when proposing an interim and final dividend and aim to maintain distributable reserves that provide adequate cover for dividend payments.

A scrip dividend alternative will again be offered in respect of the 2023/24 final dividend.
GROWTH AND VALUE ADDED

A balanced portfolio to deliver asset and dividend growth

National Grid seeks to create value for shareholders through developing a balanced portfolio of businesses that offer an attractive combination of asset growth and cash returns.

Strong organic growth driven by critical investment

In 2023/24, the Group achieved asset growth of 9.7% driven by our capital investment programme alongside RAV indexation. This investment continued our focus on building and maintaining world-class networks that are safe, reliable, resilient and ready for the future. It is specifically focused on our regulated businesses, with the objective of upgrading and modernising ageing infrastructure, in both the UK and US, to meet the changing needs of customers and to drive the decarbonisation of energy supply.

In 2024/25, we expect Group capital investment to be around £10 billion for continuing operations.

We are confident that this high-quality growth will continue to generate attractive returns for shareholders and add to our long-term investment proposition of sustainable asset and income growth.

£8.2 billion of capital investment for continuing operations in 2023/24, 8% higher at actual exchanges rates (11% higher at constant currency)

We continued to make significant investments in critical energy infrastructure during 2023/24. Total capital investment for continuing operations across the Group was £8,235 million, an increase of £642 million, 8% (or 11% at constant currency) compared to the prior year.

Capital investment
Year ended 31 March (£ million)	At actual exchange rates			At constant currency
	2024	2023¹	% change	2024	2023¹	% change
UK Electricity Transmission	1,912	1,301	47%	1,912	1,301	47%
UK Electricity Distribution	1,247	1,220	2%	1,247	1,220	2%
UK Electricity System Operator	85	108	(21%)	85	108	(21%)
New England (including NECO)	1,673	1,527	10%	1,673	1,470	14%
New York	2,654	2,454	8%	2,654	2,363	12%
National Grid Ventures	662	970	(32%)	662	955	(31%)
Other¹	2	13	(85%)	2	13	(85%)
Total capital investment - continuing	8,235	7,593	8%	8,235	7,430	11%
UK Gas Transmission	-	301	(100%)	-	301	(100%)
Total capital investment - continuing and discontinued	8,235	7,894	4%	8,235	7,731	7%

1.  Comparative amounts have been represented to reflect the reclassification of our US LNG operations from New England to NGV following an internal reorganisation in the year and the change in presentation for capital investments.

Capital investment represents additions to property, plant and equipment, prepayments to suppliers to secure production capacity in relation to our capital projects, non-current intangibles and additional equity investments in joint ventures and associates. Segmental information used for internal decision making was revised in the year to include the capital expenditure prepayments and additional equity investments in joint ventures and associates. Accordingly, comparative information for the year ended 31 March 2023 has been re-presented to reflect the change in the Group's segmental measure in the year.

Capital investment in UK Electricity Transmission increased by £611 million compared with 2022/23 primarily due to increased expenditure in respect of ASTI projects (including capacity payments made to secure the supply chain) and additional spend in customer connections and asset operations. UK Electricity Distribution increased by £27 million primarily due to additional asset health funding in ED-2, including overhead line clearance, growth in connections partly offset by lower reinforcement capital expenditure. In New England, capital investment increased by £146 million (£203 million increase on a constant currency basis) primarily due to higher electric capital investment driven by transmission asset conditioning and higher gas investment driven by the Gas System Enhancement Plan (GSEP - our programme to accelerate the replacement of leak-prone pipe (LPP) across our gas business). In New York, capital investment was £200 million higher (£291 million higher at constant currency), primarily due to increased electricity network reinforcement (driven by the Smart Path Connect and CLCPA programmes) as well as higher gas capital investment driven by main replacement work including leak prone pipe and system integrity work. Capital investment in NGV decreased by £308 million (£293 million lower at constant currency) following the higher capital investment last year on largely completed projects during 2022/23.

In discontinued operations, UK Gas Transmission capital investment in the prior year of £301 million represented capital investment prior to disposal of the business in January 2023.

Achieved asset growth of 9.7% compared to 11.4% last year

During 2023/24, our combined regulated asset base and NGV and Other business assets increased by £5,598 million. UK RAV increased 7.3% including the impact of higher CPI inflation on RAV indexation, partly offset by RAV depreciation. The US rate base grew strongly by 11.5% during the year. NGV and Other businesses increased as a result of ongoing capital investment.

For detailed calculations of asset growth see pages 100 to 101.

Assets
Year ended 31 March (£ million at constant currency)	2024	2023	% change
UK RAV	30,356	28,292	7.3%
US rate base	25,097	22,517	11.5%
Total RAV and rate base	55,453	50,809	9.1%
NGV and Other businesses	7,593	6,639	14.4%
Total	63,046	57,448	9.7%

Value Added of £2,931 million impacted by lower inflation on UK RAV indexation

Value Added, which reflects the key components of value delivery to shareholders (i.e. dividend and growth in the economic value of the Group's assets, net of growth in net debt), was £2.9 billion in 2023/24. This was lower than last year's £4.8 billion, principally driven by lower RAV indexation in UK Electricity Transmission and UK Electricity Distribution, and lower National Grid Ventures and Other profits. Of the £2.9 billion Value Added, £1.7 billion was paid to shareholders as cash dividends and £1.2 billion was retained in the business. Value Added per share was 79.4p compared with 131.4p in 2022/23. Value Growth is normalised for long-run inflation assumptions by adjusting Value Added for the difference between actual experienced inflation on UK RAV indexation and index-linked debt and the equivalent movements at a long-run assumed inflation rate of 2% CPIH or 3% RPI, and dividing this result by the equity base used to calculate Group RoE (at closing exchange rates). Value Growth was 9.5% compared with 12.4% in 2022/23. For detailed calculations of Value Added see pages 100 to 101.

BUSINESS REVIEW

In addition to IFRS based profit measures, National Grid calculates a number of additional regulatory performance metrics to aid understanding of the performance of the regulated businesses. These metrics aim to reflect the impact of performance in the current year on future regulatory revenue allowances. This includes the creation of future regulatory revenue adjustment balances and the impact of current year performance on the regulated asset base. These metrics also seek to remove the impacts on current year revenues relating to 'catch up' or 'sharing' of elements of prior year performance, for example the sharing of prior year efficiencies with customers.

These metrics include Return on Equity, Regulated Financial Performance and Regulated Asset Value or Regulated Rate Base. Further detail on these is provided on pages 93 to 101.

Year ended 31 March	Regulatory Debt: Equity assumption	Achieved Return on Equity		Base or Allowed Return on Equity
%		2024	2023	2024	2023
UK Electricity Transmission	55/45	8.0	7.5	7.0	6.3
UK Electricity Distribution	60/40	8.5	13.2	7.4	9.6
UK Gas Transmission	60/40	-	7.8	-	6.6
New England1	Avg. 45/55	9.2	8.3	9.9	9.9
New York	Avg. 52/48	8.5	8.6	8.9	8.9
Group Return on Equity		8.9	11.0	n/a	n/a
1.  Figure for 2023 excludes NECO.

As at 31 March	RAV, Rate Base or other business assets		Total regulated and other balances1
(£ million, at constant currency)	2024	2023	2024	2023
UK Electricity Transmission	18,462	17,150	17,940	17,009
UK Electricity Distribution	11,469	10,787	11,611	10,776
UK Electricity System Operator	425	355	(452)	277
New England2	8,710	7,728	10,565	9,852
New York	16,387	14,789	17,425	15,818
Total regulated	55,453	50,809	57,089	53,732
NGV and Other balances	7,593	6,639	7,213	6,735
Group regulated and other balances	63,046	57,448	64,302	60,467
1.  March 2023 balances restated for opening balance adjustments to correspond with 2022/23 regulatory filings and calculations.
2.  Figure for 2023 excludes NECO.

UK ELECTRICITY TRANSMISSION

Operational highlights

In 2023/24, we achieved excellent operational performance, maintaining our world-class record for reliability. Despite extensive flooding during the winter, and 13 named storms, we achieved a network reliability of 99.999998% during the year.

Capital investment reached £1,912 million across our UK ET network, up 47% from the prior year as part of our expected £11 billion capital investment over the RIIO-T2 regulatory period (2021-2026). This was driven by over £400 million on investment in our early ASTI projects, including over £180 million to secure supply chain contracts for the EGL1 and EGL2 projects. In addition, higher capital investment was driven by additional spend in customer connections and asset health expenditure. For further information on our ASTI projects, please refer to page 8 in the Strategic Overview section.

Enabling the energy transition for all

Our capital delivery has remained strong in 2023/24. During the year, we connected 2,970 MW of generation and 314 MVA of demand capacity to the network, including the first 1,200 MW phase of the world's largest offshore wind farm at Dogger Bank, and the UK's first transmission connected solar farm, Larks Green (70 MW). We also reached significant milestones on our major in-flight projects, notably the installation of overhead lines on all 116 new T-pylons as part of the Hinkley Connection Project, and the final tunnelling breakthrough on our £1 billion London Power Tunnels 2 (LPT2) project.

Alongside connecting green energy to the network, we remain committed to reducing our SF6 emissions by 50% by 2030. Whilst we fell slightly short of meeting our 2023/24 SF6 target for UK ET (232 ktCO2e versus a target of 228 ktCO2e), we have identified a number of actions to repair top leaking assets in 2024/25 and set out a plan to achieve our 2030 ambitions. We have also collaborated closely with suppliers and universities and successfully trialled innovative leak repair technology, enabling us to avoid outages and keep electricity flowing whilst we work.

Delivering for our customers efficiently

UK ET delivered £17 million of efficiency and synergy savings in 2023/24, driven by leveraging the opportunities provided by the acquisition of the UK ED business.

Against the backdrop of a rapidly growing pipeline of customers looking to connect to the transmission network, our extensive engagement with Ofgem, the Department for Energy Security & Net Zero (DESNZ) and NESO has helped drive significant progress on connections reform in support of the Connections Action Plan (CAP). New queue management arrangements will ensure projects meet contractual milestones or face being removed to make way for connection-ready schemes. Our collaborative work with distribution networks is unlocking significant capacity for regional connections and updated approaches to the treatment of storage is enabling the acceleration of connections at transmission and distribution level. We will continue advocating for further reform in 2024/25 (for further information on connections reform please refer page 12 in the Strategic Overview section).

Growing our organisational capability

Our Transmission Network Control Centre (TNCC) has played an important role in ensuring network reliability over the last decade. With more sources of energy generation and demand connecting to our network, and a need to stay at the cutting edge of cyber protection, we are building a new Electricity Transmission Control Centre (ETCC). The new facility will use a state of the art, purpose-built integrated network control system (SCADA) and bring together security, cyber and transmission network control functions ready for the low-carbon energy future.

We have transformed our procurement processes and collaborating more closely than ever with our supply chain so that we can deliver our ASTI and other major projects at pace. To leverage the full capabilities of our supply chain, we have established a collaborative and integrated HVDC Framework and Enterprise Delivery Model. The HVDC framework secures offshore supply chains, while our enterprise delivery model addresses onshore constraints. These arrangements are based on long-term relationships and incentivised outputs, giving us quicker access to our supply chain in a constrained market. For further information, please refer to page 8 in the Strategic Overview section.

Empowering colleagues for greater performance

Our combined (employee and contractor) Lost Time Injury rate was 0.14 for 2023/24 - 0.08 for employees, and 0.19 for contractors. The majority (73%) of incidents were from our contractors, reflecting that we deliver our capital construction works through our contractors, not our direct labour force. We are continuing to work with contractors to drive through the required improvements in their performance. Behavioural safety is key to making the next step in our safety maturity and we have developed and rolling out our behavioural safety programme, 'Safe Choices for All', designed to improve safety by addressing the root causes of unsafe behaviour.

For further examples of progress against each of our pillars, please refer to page 32 of our 2023/24 Annual Report and Accounts.

Operating profit in 2023/24

UK Electricity Transmission statutory operating profit was £681 million higher in the year. In 2023/24, there were £2 million of exceptional costs related to our cost-efficiency programme (2023: £2 million) and integration costs of £1 million (2023: £nil). Timing over-recoveries of £363 million in 2023/24 compared with £112 million under-recoveries in 2022/23. This is mainly due to a favourable net impact of capital allowances, lower under-collections of Transmission Network Use of System (TNUoS) revenues driven by lower volumes and the impact of higher inflation in the prior year, an over-recovery of pass-through costs and higher recovery of prior period balances compared with 2022/23.

Adjusted operating profit increased by £682 million (69%), but this was primarily driven by £475 million of favourable year-on-year timing movements. Underlying operating profit increased by 19%. Underlying net revenues were £265 million (14%) higher principally from the impact of last year's revenue reduction related to the return of £147 million for Western Link liquidated damages (received in earlier years), alongside higher revenues from continued investment growth and RAV indexation.

Regulated controllable costs were £7 million (3%) higher from the impact of inflationary and workload increases mostly offset by efficiency savings. Other costs were higher, mainly relating to profit from sale of assets in the prior year and an increase in higher network innovation allowance costs.

The higher depreciation and amortisation principally reflects a higher asset base as a result of continued investment.

UK Electricity Transmission
(£ million)	2024	2023	% change
Revenue	2,735	1,987	38
Operating costs	(1,061)	(994)	7
Statutory operating profit	1,674	993	69
Exceptional items	3	2	50
Adjusted operating profit	1,677	995	69
Timing	(363)	112	n/m
Underlying operating profit	1,314	1,107	19

Underlying net revenue	2,147	1,882	14
Regulated controllable costs	(248)	(241)	3
Post-retirement benefits	(38)	(31)	23
Other operating costs	(26)	(19)	37
Depreciation and amortisation	(521)	(484)	8
Underlying operating profit	1,314	1,107	19
Timing	363	(112)	n/m
Adjusted operating profit	1,677	995	69

Return on Equity

RoE for the year, normalised for a long-run CPIH inflation rate of 2%, was 8.0%. This includes 100bps of totex outperformance, principally reflecting delivery of capital projects in RIIO-T2 including Protection and Control work, Harker Super Grid Transformer replacement, and generation connections. The principal components of RoE are shown in the table below:
Year ended 31 March	2024	2023
Base return (including avg. 2% long-run inflation)1	7.0	6.3
Totex incentive mechanism2	1.1	1.1
Other revenue incentives	(0.1)	0.1
Return including in year incentive performance	8.0	7.5
Pre-determined additional allowances and other income	-	-
Return on Equity	8.0	7.5
1.  Assuming regulatory gearing at 55%.
2.  Excludes impact of exceptional restructuring costs (post sharing)

For Regulated Financial Performance, please refer to page 94.

Regulated Financial Position up 6%

In the year, RAV grew by 8% driven by ongoing investment coupled with RAV indexation (3.8% 2023/24 versus 8.9% 2022/23).

	2024	2023
Opening Regulated Asset Value (RAV)	17,150	15,471
Asset additions (slow money) - actual	1,660	1,180
Performance RAV or assets created	68	68
Inflation adjustment (actual CPIH)	658	1,373
Depreciation and amortisation	(1,074)	(1,020)
Closing RAV	18,462	17,072

Opening balance of other regulated assets and (liabilities)	(159)	(268)
Movement	(363)	108
Closing balance	(522)	(160)

Closing Regulated Financial Position	17,940	16,912

UK ELECTRICITY DISTRIBUTION

Operational highlights

In 2023/24, we achieved excellent operational performance with a network reliability of 99.99261%.

The start of RIIO-ED2 has marked a new phase of capital delivery. In the first year of the price control we are on track to deliver our £7.5 billion investment programme across the ED2 regulatory period, along with our core business plan commitments. In 2023/24, we invested £1,247 million in our UK Electricity Distribution network, up 2% from the prior year. This increase was driven principally by additional workload funding in RIIO-ED2, specifically for asset replacement and non-operational capex (including IT and vehicles) and growth in connecting new customers, particularly renewables, to the grid network.

Our larger capital investment projects remain on track, including the £65 million Hinkley Point connection to link the new nuclear power station and UK Electricity Transmission's 400 kV circuit between Bridgwater and Seabank. The vast majority of works are now complete and UK Electricity Transmission has taken on the responsibility for the works at Seabank. The project is expected to complete in 2024.

During the year, we saw 13 named storms across the network, a notable increase compared to an average of six storms over the past five years. During the four major storms impacting our region, the business saw 878 faults impacting over 126,549 customers. With the prompt deployment of field resources, including a fleet of five helicopters, we were able to restore 126,445 customers within 24 hours and only 104 customers were not restored within the guaranteed timeframes.

Enabling the energy transition for all

Working with the ESO, Ofgem and the UK Government, we released 10 GW of capacity in our network during the year to help accelerate projects in the connections pipeline. This is part of our work with the Energy Networks Association (ENA) to find innovative solutions to speed up the connection of low-carbon technologies to the grid network. For further information on reforms to the connections pipeline process, please refer to page 12 in the Strategic Overview section.

We are committed to lower cost energy transition options such as flexibility services. In 2023/24, we maintained our position as the largest flexibility provider in the UK with 846 MW flexibility contracted to date, an increase of 11% on the prior year. In addition to the existing sources of flexibility, we have been investigating the potential for customers to flex their power requirements for heat pumps with our EQUINOX project, an innovative trial that will enable distribution network operators to unlock flexibility from residential electric heat pumps to help reduce electricity usage. Our first successful trials won the Heat Pump Project of the year award at the 2023 H&V News Awards. Building on this, we have now expanded the trial by enrolling over 1,000 customers in the next phase of testing. As part of our pledge to promote net zero in communities we serve, a school in Gloucestershire has become the first to install solar panels with funding from us.

Delivering for our customers efficiently

The Group has delivered £39 million of Electricity Distribution synergy totex benefits to date, keeping us on track to deliver our £100 million target over three years. These synergies have come through procurement strategy and management, reviewing how we run and operate the 48 sites we share with UK ET and operational delivery, and aligning with wider Group functions (including IT, insurance and pensions). We have also tested how UK ED can collaborate with UK ET moving forward and have launched a programme to align the investment plans and joint ways of working of both business units.

We also maintained a high level of customer satisfaction with a score of 9/10, managing to achieve a net reward despite tougher targets in the first year of RIIO-ED2.

We have continued to digitalise the connection journey for our customers, extending our programme to other Low Carbon Technologies (LCT) after a successful implementation of our self-serve online tool for EV charger applications last year. We made over 80,000 LCT connections during the year, with 89% of direct enquiries approved on the same day. We have implemented changes to our license through the Network Access Significant Code Review, allowing networks to pick up a greater proportion of reinforcement costs for both demand and generation, lowering connection costs for customers.

Growing our organisational capability

We have mobilised our new operating model, building on the strength of our local delivery expertise through the introduction of critical central planning functions of Customer Excellence, Distribution System Operator (DSO) and Asset Management. This will ensure we are well placed to meet the predicted changes in requirements and future increases in customer demand. As part of this, we have introduced an independent DSO Panel, which is progress against our commitments to enable efficient and transparent governance within our functionally separate DSO. The panel is made up of industry experts representing a broad range of stakeholder views to strategically scrutinise the DSO outputs.

Empowering colleagues for great performance

In response to feedback from previous employee surveys, we performed a complete review of our communication channels and styles to ensure that there is a more effective two-way dialogue across the business. As a result, the 2023 employment survey saw a 12-point improvement in engagement scores. We have also continued to focus on our 'Safe to say' initiative launched last year. This includes improving the number of channels through which staff can be empowered to flag concerns and offer ideas. Our 2023 'Safe to say' scores saw an increase of 11%.

For further examples of progress against each of our pillars, please refer to page 33 of our 2023/24 Annual Report and Accounts.

Operating profit in 2023/24

UK Electricity Distribution statutory operating profit was £94 million lower in the year, reflecting lower incentives under RIIO ED-2 price control that commenced this financial year, mainly driven by changes in the incentive regime compared with RIIO ED-1.

In 2023/24, there were £18 million of exceptional costs related to the integration of the business into the wider Group (2023: £22 million). Adjusted operating profit reduced by 9% including the impact of £20 million adverse year-on-year timing movements. Timing under-recoveries of £159 million in 2023/24 are mainly due to an under-recovery for inflation true-ups and the return of prior period balances.

Underlying operating profit reduced by £78 million (6%). Underlying net revenues were £45 million lower than the prior year due to lower incentives under RIIO ED-2, lower engineering recharge revenue and lower Smart Metering sales, partly offset by the impact of higher inflation.

Regulated controllable costs were £35 million (15%) higher than the prior year from the impact of inflationary and workload increases, partly offset by efficiencies achieved.

Depreciation and amortisation remains in line with the prior year with the impact of increasing asset base offset by other fair value movements.

UK Electricity Distribution
(£ million)	2024	2023	% change
Revenue	1,795	2,045	(12)
Operating costs	(820)	(976)	(16)
Statutory operating profit	975	1,069	(9)
Exceptional items	18	22	(18)
Adjusted operating profit	993	1,091	(9)
Timing	159	139	n/m
Underlying operating profit	1,152	1,230	(6)

Underlying net revenue	1,721	1,766	(3)
Regulated controllable costs	(270)	(235)	15
Post-retirement benefits	(20)	(24)	(17)
Other operating costs	(56)	(54)	4
Depreciation and amortisation	(223)	(223)	-
Underlying operating profit	1,152	1,230	(6)
Timing	(159)	(139)	n/m
Adjusted operating profit	993	1,091	(9)

Return on Equity above base levels

In 2023/24, the first year of RIIO-ED2, RoE was 8.5%. This includes 110bps outperformance, mainly driven by a combination of benefits achieved in our totex efficiency programme, including optimisation of our IT and digital programme, and synergy benefits across the Group. The principal components of the difference are shown in the table below:
For the year ended 31 March	2024	2023
Base return (including avg. 2% long-run inflation)	7.4	9.6
Totex incentive mechanism	1.1	0.9
Other revenue incentives	-	2.7
Return on Equity	8.5	13.2

For Regulated Financial Performance, please refer to page 94.

Regulated Financial Position up 8%

In the year, RAV grew by 6% driven by ongoing investment coupled with RAV indexation of 3.8% (2023: 13.6%).
	2024	2023
Opening Regulated Asset Value (RAV)	10,787	9,248
Asset additions (slow money) - actual	979	971
Performance RAV or assets created	51	22
Inflation adjustment (2024: actual CPIH; 2023: actual RPI)	430	1,261
Depreciation and amortisation	(778)	(729)
Closing RAV	11,469	10,773

Opening balance of other regulated assets and (liabilities)	(32)	51
Movement	174	(68)
Closing balance	142	(17)

Closing Regulated Financial Position	11,611	10,756

UK ELECTRICITY SYSTEM OPERATOR (ESO)

Operational highlights

The ESO has performed well in 2023/24. Capital investment stood at £85 million during the year, £23 million lower than prior period primarily because ESO was reclassified as an 'asset held for sale' on 27 October 2023, partially offset by higher IT spend prior to the reclassification.

This year, we have built further system resilience and delivered the second year of our Demand Flexibility Service, giving us valuable insight to support the future of flexibility services. In December, we launched the first phase of our 'Open Balancing Platform', which will support the bulk dispatch of battery storage units and Balancing Mechanism Units. The Platform will further optimise the operation of the grid network by enabling smaller generation assets to receive instructions from the ESO control room. Further stages will be delivered over the next year to integrate additional services into the Platform, such that by 2027 it is expected to replicate and replace the existing Electricity Balancing System, Balancing Mechanism and Ancillary Services Dispatch Platform.

The ESO has also continued to work at pace and cross-industry towards long-term reforms to the connections process, to unblock the queue and pave the way for investment, ensuring the grid is ready to help deliver the energy transition. For further information on the connections reform process, please refer to page 12 of the Strategic Overview section.

Progress on ESO separation

The Energy Act 2023, which received Royal Assent in October, includes legislation to enable the separation of the ESO from National Grid and the formation of a National Energy System Operator (NESO) in 2024. Previously denoted as the Future System Operator (or FSO), NESO will be an independent, public corporation with responsibility for planning Britain's electricity and gas networks and operating the electricity system. The new organisation will be founded on the current activities and capabilities of the ESO, but will also take on new roles with a whole system perspective across energy sectors. It will play a central role along with other key stakeholders in ensuring that Britain's energy system is secure and affordable, as well as forging the path to a sustainable future. We expect to complete the sale and transfer of the ESO to the Government later this calendar year.

Operating profit in 2023/24

UK Electricity System Operator statutory operating profit increased by £145 million in the year as a result of £593 million favourable year-on-year timing over-recoveries, partly offset by a £498 million exceptional provision for the return (in future periods) of the estimated remaining balance of over-collected revenues at the date of disposal. Under IFRS a regulatory liability is not usually recognised on balance sheet for the return of such over-recoveries, however due to the intended disposal of this business during 2024/25, a liability has been recognised because these amounts are expected to be settled through the planned sale process in 2024/25.

During 2023/24, UK Electricity System Operator had a timing over-recovery of £800 million (2023: £207 million net over-recovery including the collection of under-recovered balances from prior years). The 2023/24 over-recovery is the result of higher revenues collected through the BSUoS fixed price tariffs compared with total system balancing costs incurred for the year. The over-recovered position is £877 million at 31 March 2024, which from an ESO perspective, will be returned to customers by adjusting tariffs in 2024/25 and in future periods as required. In 2022/23, £1 million of exceptional costs were incurred as part of our broader cost efficiency programme.

Adjusted operating profit increased by £642 million driven by the £593 million year-on-year timing movement and also the impact of no further depreciation following classification as 'held for sale'. Excluding the impact of timing, underlying operating profit increased by £49 million. Underlying net revenue was £52 million higher, but broadly offset by increased costs as a result of the expected higher volume of work under RIIO-2 and additional Future System Operator costs ahead of separation of this business. Depreciation and amortisation was £40 million lower, representing depreciation being charged for only the first seven months of the year, up to 27 October 2023, the date the business was classified as 'held for sale'.

UK Electricity System Operator
(£ million)	2024	2023	% change
Revenue	3,788	4,690	(19)
Operating costs	(3,406)	(4,453)	(24)
Statutory operating profit	382	237	61
Exceptional items	498	1	n/m
Adjusted operating profit	880	238	270
Timing	(800)	(207)	286
Underlying operating profit	80	31	158

Underlying net revenue	383	331	16
Controllable costs	(212)	(175)	21
Post-retirement benefits	(21)	(17)	24
Other operating costs	(9)	(7)	29
Depreciation and amortisation	(61)	(101)	(40)
Underlying operating profit	80	31	158
Timing	800	207	286
Adjusted operating profit	880	238	270

NEW ENGLAND

Operational highlights

During 2023/24, we achieved an excellent operational performance across our New England regulated business with an electric distribution network reliability of 99.94327% and an electric transmission reliability of 99.97549%. In our Massachusetts Gas business, we achieved a 99% response time to leaks within 60 minutes and replaced a further 131 miles of Leak Prone Pipe (LPP).

Investment in the safety and reliability of our networks has continued, with capital investment higher year-on-year by £203 million to £1,673 million at constant currency. This increase was principally driven by higher investment in our electric transmission network, and higher gas network investment driven by our Gas System Enhancement Plan (GSEP - our programme to accelerate the replacement of LPP across our gas business).

National Grid was pleased to receive two Edison Electric Institute Awards in June 2023 for outstanding storm response for the two most severe winter storms in New England in the prior year (on 23 December 2022, and 13 March 2023). During 2023/24, the New England Emergency Response Organization was activated on 15 occasions in response to several significant weather events. Activations included response to Hurricane Lee in July, as well as a winter storm in December that affected over 187,000 customers at peak and proved to be one of the most impactful storms to our customers in many years. Emergency Response Teams were well-prepared to respond safely and restored all outages rapidly, well within regulatory requirements. For the December storm, we were able to restore most customers within 48 hours, a rate of 100 customers per minute, the best recovery performance in almost 15 years. Our teams continue to exercise, train rigorously, and prepare for storm and non-storm emergency events to best serve our customers.

Enabling the energy transition for all

In January, we filed our final Electric Sector Modernization Plan (ESMP) with the Department for Public Utilities (DPU) in Massachusetts. The plan outlines the investment required in our electric distribution network over the next five years and beyond to help the state meet its clean energy goals under the 2050 Clean Energy and Climate Plan (CECP). Under the ESMP, we have proposed to invest up to $2 billion over the next five years across the following areas:

■  Network infrastructure: upgraded power lines, transformers, substations, to make the network more resilient, connect clean energy and plan in advance for growth in electric demand;

■ Technology and platforms: new planning tools for smarter decision making, including new data and monitoring systems to ensure system stability, and new IT infrastructure; and

■   Customer programmes: help customers reduce carbon footprint, drive smart energy use

The DPU is now considering the filing and we expect the regulator to issue an Order on our proposal in August. The proposed investment under the ESMP is not currently part of any rate order for our service territory.

We continue to install Fault Location Isolation and System Restoration (FLISR) units across our network which now covers 20% of our customer base, delivering benefits from 'self-healing' networks and improved reliability. We also connected over 200 MW of distributed energy resources over the last year, installed heat pumps in more than 15,000 residential households (with over 1,500 at no cost to customers in our income eligible programmes), and deployed 391 fast charging EV installations.

In addition to our electric network plans, we will build support for the use of renewable natural gas in our system to achieve our fossil-free fuel goals, while exploring alternative fuel sources and creating clean energy jobs.

Delivering for our customers efficiently

As part of our Group wide efficiency programme, we have delivered £120 million of savings to the New England business over the last three years, with £31 million reached in 2023/24.

During the year, we set out to improve customer experience by inviting all colleagues to engage with a 'Find It & Fix It' process. This focuses on the core principles of delivering incremental, quick value for our customers, as well as communicating early and often with impacted customers and our employee ambassadors. Over 165 customer issues have been resolved in Massachusetts with the help of the Find It & Fix It programme, including resolving issues related to estimated bills and metering. We also established an Account Management function to provide additional support to our large commercial customers and developers.

The Massachusetts Advanced Meter Infrastructure (AMI) programme successfully kicked off in September 2023 with stakeholder engagement across business teams. Our improved self-service and digital channels continue to improve customer experience and have reduced the number of calls by over two million. In 2023/24, the Gas Business Enablement (GBE) programme deployed new technology to enable digital workforce management, asset management, and construction work management capabilities across Massachusetts. This reduces paper and manual work and enables better decision-making in asset investments.

Growing our organisational capability

In spring 2023, we launched our state-wide Strategic Workforce Development Program partnering with educational institutions and non-profits to provide trainees from historically underrepresented groups with career exposure, development, and employment opportunities within National Grid and the greater clean energy industry through our suite of four clean energy academies. We have hired almost 70 graduates of our programmes who are now working across the business, and we have positively impacted nearly 1,000 work-ready adults, college, high school, and middle school students across Massachusetts.

Empowering colleagues for great performance

We have recently made organisational changes within our New England Electric and Customer Account Management teams aimed at empowering our colleagues, enhancing our customer focus, increasing our investments, and ensuring scalability for the future. To support the growth and development of our staff in New England, we have placed a high priority on leadership development through a range of internal programmes to ensure they are fully prepared to embrace the challenges and opportunities that lie ahead, including the potential brought by digitisation to our system. By encouraging our employees to focus on a forward-looking approach, we will continue on our path to delivering smarter, stronger, and cleaner energy solutions.

Colleagues in the region surpassed our yearly Grid for Good goal with nearly 19,000 volunteer hours, an excellent achievement that fosters engagement and our commitment to serving our communities.

For further examples of progress against each of our pillars, please refer to page 34 of our 2023/24 Annual Report and Accounts.

Return on Equity

RoE increased 90bps from prior year to 9.2%. This principally reflects rate increases and the recovery of a historical property tax matter in Massachusetts, partly offset by higher capital investments in both Massachusetts Gas and Massachusetts Electric.

	Return on Equity				Rate Base ($m) as at 31 March
Regulated Entity	FY24	FY23	FY22	Allowed most recent (%)	2024	2023	% change
Massachusetts Gas	9.2	8.6	6.9	9.7	4,759	4,170	14
Massachusetts Electric	7.6	5.9	7.1	9.6	3,541	3,106	14
Total Massachusetts	8.6	7.4	7.0	9.7	8,300	7,276	14

New England Power	11.1	11.1	10.9	10.6	2,646	2,420	9
Canadian Interconnector & Other	11.1	11.1	11.1	11.1	48	59	(19)
Total FERC	11.1	11.1	10.9	10.6	2,694	2,479	9

Total New England	9.2	8.3	8.3	9.9	10,994	9,755	13

Regulated Financial Position

Overall, the New England rate base increased by $1.2 billion (13%) to $11.0 billion driven by increased capital expenditure partially offset by depreciation and deferred tax movements.

New England Regulated Assets
($ billion as at 31 March)	2024	2023	% change
Rate Base excluding working capital	10.7	9.6	11
Working capital in Rate Base	0.3	0.2	50
Total Rate Base	11.0	9.8	13
Regulated assets outside Rate Base excluding working capital	2.5	2.5	-
Working capital outside Rate Base	(0.2)	0.1	(300)
Total regulated assets outside Rate Base	2.3	2.6	(12)
Total New England Regulated Assets	13.3	12.4	7

£ billion as at 31 March	2024	2023	% change
Total New England Regulated Assets at actual currency	10.6	10.1	5
Total New England Regulated Assets at constant currency	10.6	9.9	7

Operating profit in 2023/24

New England
(£ million)	2024	2023	2023 at constant currency	% change at actual currency
Revenue	3,948	4,427	4,263	(11)
Operating costs	(3,307)	(3,295)	(3,173)	-
Statutory operating profit	641	1,132	1,090	(43)
Exceptional items	17	(456)	(439)	n/m
Remeasurements	(15)	32	31	n/m
Adjusted operating profit	643	708	682	(9)
Timing	69	39	37	n/m
Major storm costs	90	72	69	25
Underlying operating profit	802	819	788	(2)

Underlying net revenue	2,364	2,371	2,283	-
Regulated controllable costs	(701)	(755)	(728)	(7)
Post-retirement benefits	(7)	(27)	(26)	(74)
Bad debt expense	(79)	(58)	(55)	36
Other operating costs	(355)	(319)	(307)	11
Depreciation and amortisation	(420)	(393)	(379)	7
Underlying operating profit	802	819	788	(2)
Timing	(69)	(39)	(37)	n/m
Major storm costs	(90)	(72)	(69)	25
Adjusted operating profit	643	708	682	(9)

New England's statutory operating profit decreased by £491 million, principally as a result of the non-recurrence of the £511 million exceptional net gain on disposal of NECO in 2022/23. Exceptional items also included £6 million of charges related to our cost efficiency programme (2023: £27 million), £11 million of transaction costs related to disposal of NECO (2023: £36 million) and an £8 million exceptional credit in 2022/23 related to the discount rate on environmental provisions. Major storm costs were £18 million higher than 2022/23, commodity remeasurements were £47 million favourable to the prior year and timing under-recoveries were £30 million higher year-on-year driven by returning commodity over-recoveries from 2022/23.

Excluding the above items, the impacts of partial year ownership of NECO in 2022/23 and unfavourable year-on-year foreign exchange movements are partially offset by improved underlying performance in the remaining New England businesses.

Adjusted operating profit decreased by £65 million (9%) at actual exchange rates. Adjusted operating profit includes the impact of major storm costs which were £18 million higher than the prior year (but as in 2022/23, these passed our $100 million threshold in aggregate with New York, so are excluded from our underlying results) along with £30 million unfavourable year-on-year timing movements.

Underlying operating profit decreased by £17 million (2%, at actual FX rates). The impact of not owning our Rhode Island business for two months in 2023/24 reduced underlying operating profit by £52 million (6%) and movements in foreign exchange reduced 2023/24 underlying operating profit by £31 million (4%). Unless stated otherwise, the following commentary is presented excluding the impact of the disposal of NECO in May 2022 and also excluding the impact of foreign currency movements. Underlying net revenue was £7 million lower, but £81 million higher at constant currency and £176 million higher after excluding the impact of the disposal of NECO, driven by the benefits of rate case increments in Massachusetts Gas and Massachusetts Electric and higher wholesale network revenues. New England controllable costs decreased by £3 million as a result of efficiency savings partially offset by inflation and workload increases. Bad debt expense increased by £25 million as a result of higher accounts receivable in 2023/24, driven by increased net revenue (on a constant currency basis). Depreciation and amortisation increased as a result of higher investment. Other costs were higher due to increases in environmental reserves and capital-related operating and maintenance costs partially offset by the benefit of a gain on a pension buyout.

NEW YORK

Operational highlights

In 2023/24, we achieved an excellent operational performance across our New York regulated business with an electric distribution network availability of 99.92823% and an electric transmission network availability of 99.97168%. Investment in our networks continued during the year with capital spend increasing year-on-year by £291 million to £2,654 million at constant currency. This increase was principally through higher electric investment driven by our Smart Path Connect project, transmission projects associated with CLCPA Phases 1 and 2, and higher gas capital investment driven by mains replacement (including Leak Prone Pipe and system integrity spend). This was partially offset by lower right of use lease assets, driven by the non-recurrence of Volney-Marcy and Gowanus leases in the prior year.

Across our New York business, we continued with gas safety and reliability investments including the replacement of a further 206 miles of leak prone pipe.

Between October and end of March, New York Electric Operations prepared 17 times for storms and severe weather, including eight major storm events. For the full year, we prepared 49 times and had 13 major storms events. This is an equal amount of storm activity to the prior year, but in general slightly increased compared to previous years. Where our service territories were affected by storm activity in 2023/24, we restored electricity to 95% of disconnected customers from the peak within 12 hours, which was a total of 1.4 million customers. The most impactful storm event was Winter Storm Finn in January 2024 which impacted 202,000 customers.

Enabling the energy transition for all

Our Upstate Upgrade is a collection of more than 70 transmission enhancement projects through 2030 to deliver a modernised, stronger, and cleaner energy network in Upstate New York. In addition to generating thousands of new jobs, the investment will help the state meet its climate goals outlined in the Climate Leadership and Community Protection Act (CLCPA). The upgrade includes the following large-scale transmission projects:

■  Smart Path Connect - the project, for which National Grid's share of capital investment is $550 million, includes the rebuild and upgrade of approximately 55 miles of our Adirondack-Porter 230 kV transmission circuits to 345 kV in Northern New York. It remains on track for energisation in December 2025.

■  CLCPA Phase 1 - construction has begun on the first stage of our substation upgrade as part of the $800 million Phase 1 funding for transmission upgrades. This also includes projects such as Inghams-Rotterdam and Churchtown to Pleasant Valley circuit rebuilds (129 miles) to support 330 MW of incremental headroom capacity for renewable generation.

■  CLCPA Phase 2 - engineering contracts were awarded in October 2023 for transmission projects as part of the $2.1 billion Phase 2 funding for transmission networks and modernising the electric network.

Our KEDNY-KEDLI Joint Proposal contains a number of provisions supporting New York's clean energy goals. These include continued investment to significantly reduce system leaks and associated emissions, and programmes in support of non-pipe alternatives, including specific programmes related to LPP project retirements, reinforcements and main extensions. In addition, the Joint Proposal extends our commitment to not market new gas connections and conversions during the term of the rate plans, and we will instead encourage applicants requesting new or expanded service to consider electrification options.

As we continue to develop a smarter, stronger, cleaner energy network, decarbonising our gas networks is a priority for our New York business. The KEDNY-KEDLI Joint Proposal funds investment and programmes that will significantly reduce system leaks and associated emissions. Through main replacement and leak repairs, we are targeting reductions to leak inventories of more than 80% at KEDNY and 90% at KEDLI from the levels a few years ago. We will also be deploying advanced leak detection technology to identify and repair the higher emitting leaks on the system. To help customers manage their energy usage, the Joint Proposal provides for approximately $75 million annually for energy efficiency, and we are providing up to $2 million/year for weatherisation health and safety programmes to address barriers to energy efficiency for low-to-moderate income and disadvantaged community households.

During the year, we were also awarded $11.4 million in economic development funds to support various projects across Western New York, including the construction of the first North American facility that will produce clean, carbon-free hydrogen. Funds will also support an onsite, lithium battery storage device, providing a greener backup power alternative for the Buffalo Niagara Medical Campus.

Delivering for our customers efficiently

As part of our Group wide efficiency programme, we have delivered £177 million of savings to the New York business over the last three years, with £48 million delivered in 2023/24. This has helped reduce cost pressures on our customers and deliver flat controllable costs for over 3 years in a volatile inflationary environment. Our new field-based dispatch tools in both Gas and Electric continue to improve routing and the bundling of work across our footprint, reducing fuel costs by 20% and the number of 'truck rolls' by 20,000. In addition, the further roll out of self-service channels in our customer operations has reduced call volumes by 17%.

Our ongoing commitment to customers and communities has continued during 2023/24. To celebrate the third year of our Project C initiative, we expanded the Company's annual day of service to a week of service. This included more than 2,000 company employee volunteers engaging in 200 events taking place in communities across New York. This year's theme, 'Live together. Grow together.', highlighted the importance of creating meaningful change in the communities we serve. As part of the week of service our employees also pledged to complete Acts of Kindness, including collecting and donating books, food and clothing to a local charity, and donating blood to a blood bank. Across the whole Project C initiative, New York employees also contributed over 16,000 hours of volunteering in local communities during the year.

Growing our organisational capability

Our KEDNY-KEDLI Joint Proposal also makes provision for more than 200 extra full time employees (FTE) by the end of the third year of the multi-year rate proposal. The FTEs will help build our core front line operations and customer teams leveraging several of our workforce development programmes that seek to hire and train employees from under represented communities.

This year we also celebrated the graduation of the first class from the New York City Housing Authority (NYCHA) Clean Energy Academy programme, which National Grid helps fund. This innovative workforce development programme seeks to train 250 public housing residents over four years for promising careers delivering the clean energy and sustainability transition. The programme seeks to connect resident trainees with NYCHA contractors who will be performing nearly half a billion dollars of retrofit and renewable energy projects at NYCHA developments through 2026.

Empowering colleagues for great performance

Since launching Project C in September 2021, National Grid has supported 100,000 local businesses, launched 1,000 community partnerships, planted or donated 2,300 trees, trained 3,400 workers to grow the clean energy workforce, and adopted 60 parks to revitalise gathering spaces. In addition, employees have volunteered over 28,000 hours in their New York communities. As part of the company's Responsible Business Charter, National Grid has committed to amassing 500,000 volunteer hours by 2030.

For further examples of progress against each of our pillars, please refer to page 35 of our 2023/24 Annual Report and Accounts.

Return on Equity

During the year, we achieved an RoE of 8.5%, 10bps below the 8.6% delivered in 2023/24. This was principally driven by a lower RoE in our upstate New York (NIMO) business, largely offset by a higher RoE compared to prior year at KEDNY-KEDLI.
	Return on Equity				Rate Base ($m) as at 31 March
Regulated Entity	FY24	FY23	FY22	Allowed most recent (%)	2024	2023	% change
KEDNY	9.0	9.2	8.1	8.8	6,454	6,048	7
KEDLI	9.7	9.2	11.0	8.8	4,149	3,774	10
NMPC Gas	6.0	7.1	8.1	9.0	1,765	1,800	(2)
NMPC Electric	8.1	8.1	8.5	9.0	8,317	7,045	18
Total New York	8.5	8.6	8.8	8.9	20,685	18,667	11

Regulated Financial Position

Overall, the New York rate base increased by $2.0 billion (11%) to $20.7 billion driven by increased capital expenditure partially offset by depreciation and deferred tax movements.
New York Regulated Assets
($ billion as at 31 March)	2024	2023	% change
Rate Base excluding working capital	20.3	18.2	12
Working capital in Rate Base	0.4	0.5	(20)
Total Rate Base	20.7	18.7	11
Regulated assets outside Rate Base excluding working capital	1.7	1.2	42
Working capital outside Rate Base	(0.4)	0.1	n/m
Total regulated assets outside Rate Base	1.3	1.3	-
Total New York Regulated Assets	22.0	20.0	10

£ billion as at 31 March	2024	2023	% change
Total New York Regulated Assets at actual currency	17.4	16.2	7
Total New York Regulated Assets at constant currency	17.4	15.8	10

Operating profit in 2023/24
New York
(£ million)	2024	2023	2023 at constant currency	% change at actual currency
Revenue	6,094	6,994	6,734	(13)
Operating costs	(5,732)	(6,453)	(6,213)	(11)
Statutory operating profit	362	541	521	(33)
Exceptional items	506	(118)	(113)	n/m
Remeasurements	(8)	318	306	n/m
Adjusted operating profit	860	741	714	16
Timing	20	(53)	(51)	n/m
Major storm costs	136	186	179	(27)
Underlying operating profit	1,016	874	842	16

Underlying net revenue	4,057	3,984	3,836	2
Regulated controllable costs	(1,057)	(1,151)	(1,108)	(8)
Post-retirement benefits	(21)	(2)	(2)	n/m
Bad debt expense	(96)	(157)	(151)	(39)
Other operating costs	(1,209)	(1,180)	(1,136)	2
Depreciation and amortisation	(658)	(620)	(597)	6
Underlying operating profit	1,016	874	842	16
Timing	(20)	53	51	n/m
Major storm costs	(136)	(186)	(179)	(27)
Adjusted operating profit	860	741	714	16

New York statutory operating profit decreased by £179 million, principally as a result of £624 million higher exceptional charges, partly offset by £326 million favourable year-on-year movements in commodity contract remeasurements. The exceptional items swing includes a £156 million gain in 2022/23 for increasing the discount rate on environmental provisions and a £496 million charge for the increase in environmental provisions to reflect updates on the scope and design of remediation activities related to certain of our sites. Other exceptional items (related to our cost efficiency programme) were £28 million lower than the prior year. Timing under-recoveries of £20 million in 2023/24 compared with timing over-recoveries of £53 million in 2022/23 primarily driven by lower auction sale prices on transmission wheeling, higher commodity under-recovery and under-recovery of Smart Path Connect incentives. Major storm costs of £136 million were £50 million lower year-on-year, driven by non-recurrence of Storm Elliott, but as in 2022/23, the total costs passed our threshold ($100 million in aggregate with New England) and so are excluded from our underlying results. These factors, offset by increased underlying operating profit, driven primarily by rate increases and controllable cost efficiencies, reduced statutory operating profit to £362 million.

Adjusted operating profit increased by £119 million (16%), impacted by £73 million year-on-year unfavourable timing movements, offset by lower year-on-year major storm costs of £50 million and underlying operating profit increasing by £142 million (16%), including a £32 million decrease as a result of foreign exchange movements. Adjusted for the impact of foreign currency, underlying operating profit increased by £174 million (21%) compared with 2022/23. Underlying net revenues increased by £73 million (£221 million increase at constant currency) from the benefits of rate case increases in KEDNY, KEDLI and NIMO alongside early recovery of expenditure on our Smart Path Connect programme. Regulated controllable costs were £51 million lower year-on-year, with increased workload and the impact of inflation being more than offset by cost efficiency savings and one-off items in 2022/23 not recurring. Provisions for bad and doubtful debts decreased by £55 million driven by non-recurrence of write-offs related to the COVID-19 arrears management programme recorded in 2022/23. Depreciation and amortisation increased due to the growth in assets. Other costs (on an underlying basis) were higher due to increased property taxes and higher costs on funded programmes (offset by rate increases), and higher pension buy out gain in 2022/23.

NATIONAL GRID VENTURES (NGV)

Operational highlights

NGV businesses have performed well in 2023/24. We currently have six interconnectors in operation, with a capacity of 7.8 GW connecting the UK with France, the Netherlands, Belgium, Denmark, and Norway. IFA2 has performed well again this year, with strong auctions results helping to offset an outage following a cable fault (annual availability was 71.2%). Our BritNed and NEMO interconnectors have also performed well with availability reaching 98.0% and 96.8% respectively. Finally, in its second full year of operation, North Sea Link (NSL) has performed well at full operational capacity, and availability of 95.9% across the year. Overall, total interconnector availability increased 7% following the IFA1 return to service and improved availability on NSL.
National Grid Ventures
(£ million)	2024	2023	2023 at constant currency	% change at actual currency
Revenue	1,389	1,341	1,322	4
Operating costs	(831)	(384)	(379)	116
Statutory operating profit	558	957	943	(42)
Exceptional items	(89)	(467)	(454)	n/m
Underlying/adjusted operating profit	469	490	489	(4)

Statutory post-tax share of JVs and associates	38	184	184	(79)
Remeasurements	64	19	18	237
Adjusted post-tax share of JVs and associates	102	203	202	(50)

Analysed by business:
Interconnectors	306	355	355	(14)
Grain LNG	149	131	131	14
NG Generation	29	33	32	(12)
Other	(15)	(29)	(29)	(48)
Adjusted operating profit	469	490	489	(4)

Interconnectors	69	164	164	(58)
NG Renewables	22	16	16	38
Millennium	-	14	13	(100)
Other	11	9	9	22
Adjusted post-tax share of JVs and associates	102	203	202	(50)
Total NGV contribution (adjusted/underlying)	571	693	691	(18)

Interconnectors	192	434	434	(56)
NG Renewables	271	146	141	86
Grain LNG	104	162	162	(36)
NG Generation	24	93	90	(74)
Community Offshore Wind	45	7	7	n/m
Other	26	128	121	(80)
Capital investment	662	970	955	(32)

National Grid Ventures' statutory operating profit of £558 million in 2023/24 includes an exceptional gain of £89 million. Of this exceptional gain, £92 million relates to property damage insurance proceeds received following the fire at our French interconnector (IFA1) in September 2021, offset by £3 million of exceptional costs incurred as part of the broader cost efficiency programme. National Grid Ventures' statutory operating profit in 2022/23 included exceptional items related to a £335 million gain from the sale of a stake in Millennium Pipeline, a £130 million credit for property damage proceeds (again related to the IFA1 fire) and a £3 million credit for increasing the discount rate on environmental provisions, offset by £1 million of exceptional costs incurred as part of the broader cost efficiency programme. Our underlying and adjusted results exclude the impact of these exceptional items.

Underlying and adjusted operating profit was £21 million lower than 2022/23. Overall interconnector profit decreased versus prior year reflecting non-recurrence of prior year business interruption insurance recoveries in IFA1 relating to the September 2021 fire, along with lower capacity prices. This is partially offset by improved availabilities in our North Sea Link interconnector (which benefited from an increase in the revenue cap following an Ofgem review) and improved performance in our Grain LNG business.

Capital investment

National Grid Ventures' capital investment, which includes investment in joint ventures and associates, was £308 million lower than the prior year (£293 million lower at constant currency). This decrease was driven primarily by the non-recurrence of capital spend on projects in the prior year, namely the IFA converter station rebuild, capital expenditure on Viking Link, and spend on the Grain LNG capacity expansion. This decrease was partly offset by higher investment in Emerald Energy LLC (National Grid Renewables) and Community Offshore Wind LLC (COSW).

Enabling the energy transition for all

Our sixth interconnector, Viking Link, became operational in December 2023, connecting Lincolnshire in the UK with Revsing in Denmark. It is currently restricted by the Danish System Operator to 1,100 MW, although we have seen long periods of operation above this to 1,400 MW when day ahead system conditions allow. We expect to increase to the full 1,400 MW by mid-2026 following Danish West Coast network upgrades. It is the world's longest land and subsea interconnector stretching for 475 miles (765 kilometres) between the two countries with capacity to provide enough green energy for up to 2.5 million UK homes.

In the US, National Grid Renewables has begun onsite construction on its Unbridled solar project located in Kentucky. At 160 megawatts (MW), Unbridled is anticipated to be the largest producer of clean, solar energy in the state once it reaches operations in 2024. In Ohio, Amazon Solar Farm Ohio - Yellowbud - a 274 MW solar project, commenced commercial operation. Construction has also started at neighbouring projects, namely the Ross County Solar Project and the Fayette Solar Project, which once operational will deliver a combined 167.5 MW of clean solar power. In South Dakota, onsite field construction started at its Wild Springs Solar Project. The 128 MWAC solar project is the largest solar energy project in the state to-date. In February, National Grid Renewables announced the start of on-site construction for two solar projects in its home state of Minnesota; the Fillmore County and Louise Solar Projects totalling 95 MW and have a Power Purchase Agreement (PPA) with Xcel Energy.

COSW will look to participate in future New York and New Jersey offshore wind bid solicitation rounds and expect to see these moving forward in due course. We continue to believe in the fundamental need of offshore wind in the Northeast US to help deliver energy transition and decarbonisation goals. For further information on COSW, please refer to page 14 of the Strategic Overview section.

On transmission, NGV's 90 mile (149 kilometres) Propel NY Energy electric project (a partnership with Avangrid, Central Hudson and Con Edison) was selected by the New York Independent System Operator (NYISO) to help connect the future expansion of offshore wind capacity to the grid network.

Delivering for our customers efficiently

In the UK, we have made good progress on the CAP 25 expansion project at Grain LNG. When complete in 2025, the increased capacity - together with existing capacity at Grain LNG - will play an increasingly critical role in energy security by supplying up to 33% of UK gas demand. In February, we announced two capacity agreements with Sonatrach and Venture Global that will further strengthen the security of supply of LNG to the UK. During the year, the new 190,000 m3 storage tank reached a number of construction milestones from successfully raising the roof of the tank to completing concreting. The project has created more than 800 jobs during construction. In the US, in May 2023 we commissioned our new Fields Point Liquefier at our Providence LNG facility, expanding its operating capacity to serve customers across Massachusetts.

Empowering colleagues for great performance

NGV actively encourages everyone to speak out about safety, with an emphasis on reporting at all levels. In the latest Grid:voice survey, 93% of colleagues said they felt their manager encourages them to talk openly about safety indicating good progress towards a 'Proactive Safety Culture'. Improvements have been made across the board in terms of leadership and employee engagement, highlighting the continued need for conversations around safety where we have increased our focus on reducing high risk, and severity events with communication campaigns and deep dive activities.

In 2023, NGV launched a series of wellbeing events to promote mental and physical wellbeing. Sessions included men's health, mental health and Time to Talk coffee drop-in sessions which proved popular with employees. In addition to internal programmes, Grain has refined its wellbeing strategy to encompass our employee's highest health risks from available data. Several dedicated activities including 'Beat the burnout' for shift teams and musculoskeletal health (MSK) awareness month were included in our plans. Grain is also leading the way in external advocacy of mental health and wellbeing matters in sponsoring local events such as the Kent Mental Wellbeing Awards (having previously been award winners) and representatives speaking at seminars. National Grid Renewables received recognition for its excellence in workplace safety and health during the 2023 Minnesota Safety and Health Conference. In May, National Grid Renewables was among 210 employers to be honoured through the awards programme, coordinated by the Minnesota Safety Council.

For further examples of progress against each of our pillars, please refer to page 36 of our 2023/24 Annual Report and Accounts.

OTHER ACTIVITIES

Highlights

Other activities primarily relate to UK property, insurance and corporate activities, as well as National Grid Partners, the corporate investment and innovation arm of National Grid. In UK Land and Property, we continue to make good progress with the divestment of the surplus property portfolio. In this fiscal year, we completed on the sale of 30 sites, realising approximately £30 million profit.
Other
(£ million)	2024	2023	2023 at constant currency	% change at actual currency
Revenue	244	317	313	(23)
Operating costs	(361)	(367)	(363)	(2)
Statutory operating (loss)/profit	(117)	(50)	(50)	134
Exceptional items	(57)	(81)	(81)	n/m
Underlying/adjusted operating (loss)/profit	(60)	31	31	(294)

Analysed by business:
Property	30	216	216	(86)
NG Partners	(13)	(25)	(25)	(48)
Corporate and other activities	(77)	(160)	(160)	(52)
Adjusted operating (loss)/profit	(60)	31	31	(294)

Other activities statutory operating loss of £117 million (2023: £50 million loss) includes an exceptional charge of £46 million related to the cost efficiency programme (2023: £25 million), £5 million of costs for the separation of UK Gas Transmission (2023: £31 million) and £6 million of integration costs for UK Electricity Distribution (2023: £16 million).

Adjusted operating loss was £60 million (including corporate costs) in 2023/24 compared with £31 million profit in 2022/23. This decrease mainly relates to property site sales in the previous year, primarily related to the sale of 15 sites to St William. This is partially offset by lower corporate costs, which in the prior year included support payments to charitable causes and employees in respect of the energy crisis, and increased insurance income through insurance captives and claims.

PROVISIONAL 2023/24 FINANCIAL TIMETABLE

Date	Event
23 May 2024	2023/24 Full-Year Results
6 June 2024	Ordinary shares go ex-dividend for 2023/24 final dividend
6 June 2024	ADRs go ex-dividend for 2023/24 final dividend
7 June 2024	Record date for 2023/24 final dividend
13 June 2024	Scrip reference price announced for 2023/24 final dividend
24 June 2024 (5pm London time)	Scrip election date for 2023/24 final dividend
10 July 2024	2024 Annual General Meeting
19 July 2024	2023/24 final dividend paid to qualifying shareholders
7 November 2024	2024/25 Half-Year Results
20 November 2024	ADRs go ex-dividend for 2024/25 interim dividend
21 November 2024	Ordinary shares go ex-dividend for 2024/25 interim dividend
22 November 2024	Record date for 2024/25 interim dividend
28 November 2024	Scrip reference price announced for 2024/25 interim dividend
9 December 2024 (5pm London time)	Scrip election date for 2024/25 interim dividend
13 January 2025	2024/25 interim dividend paid to qualifying shareholders

American Depositary Receipt (ADR) Deposit Agreement

The Company's Deposit agreement under which the ADRs are issued allows a fee of up to $0.05 per ADR to be charged for any cash distribution made to ADR holders, including cash dividends. ADR holders who receive cash in relation to the 2022/23 final dividend will be charged a fee of $0.02 per ADR by the Depositary prior to distribution of the cash dividend.

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. This document also references climate-related targets and climate-related risks which differ from conventional financial risks in that they are complex, novel and tend to involve projection over long term scenarios which are subject to significant uncertainty and change. These forward-looking statements are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements or targets. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control, predict or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators, including those relating to current and upcoming price controls in the UK and rate cases in the US, as well as the future of system operation in the UK; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities; reliability of and access to IT systems, including or due to the failure of or unauthorised access to or deliberate breaches of National Grid's systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to support its role in the energy transition; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid's employees or breaches of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the sale of a stake in its UK Gas Transmission and Metering business, its strategic infrastructure projects and joint ventures and the separation and transfer of the ESO to the public sector. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the 'Risk factors' on pages 226 to 231 of National Grid's Annual Report and Accounts for the year ended 31 March 2024, which is published today. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. This announcement is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities. The securities mentioned herein have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. No public offering of securities is being made in the United States.

Consolidated income statement
for the years ended 31 March
2024	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements (see note 4) £m	Total £m

Continuing operations
Revenue	2(a),3	19,850	-	19,850
Provision for bad and doubtful debts		(179)	-	(179)
Other operating costs	4	(14,221)	(987)	(15,208)
Other operating income		12	-	12
Operating profit	2(b)	5,462	(987)	4,475
Finance income	4,5	244	4	248
Finance costs	4,5	(1,723)	11	(1,712)
Share of post-tax results of joint ventures and associates		101	(64)	37
Profit before tax	2(b)	4,084	(1,036)	3,048
Tax	4,6	(983)	152	(831)
Profit after tax from continuing operations		3,101	(884)	2,217
Profit after tax from discontinued operations	9	13	61	74
Total profit for the year (continuing and discontinued)		3,114	(823)	2,291
Attributable to:
Equity shareholders of the parent		3,113	(823)	2,290
Non-controlling interests from continuing operations		1	-	1
Earnings per share (pence)
Basic earnings per share (continuing)	7			60.0
Diluted earnings per share (continuing)	7			59.7
Basic earnings per share (continuing and discontinued)	7			62.0
Diluted earnings per share (continuing and discontinued)	7			61.7

2023	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements (see note 4) £m	Total £m

Continuing operations
Revenue	2(a),3	21,659	-	21,659
Provision for bad and doubtful debts		(220)	-	(220)
Other operating costs	4	(17,158)	(391)	(17,549)
Other operating income	4	13	976	989
Operating profit	2(b)	4,294	585	4,879
Finance income	4,5	166	(28)	138
Finance costs	4,5	(1,680)	82	(1,598)
Share of post-tax results of joint ventures and associates		190	(19)	171
Profit before tax	2(b)	2,970	620	3,590
Tax	4,6	(635)	(241)	(876)
Profit after tax from continuing operations		2,335	379	2,714
Profit after tax from discontinued operations	9	320	4,763	5,083
Total profit for the year (continuing and discontinued)		2,655	5,142	7,797
Attributable to:
Equity shareholders of the parent		2,655	5,142	7,797
Non-controlling interests from continuing operations		-	-	-
Earnings per share (pence)
Basic earnings per share (continuing)	7			74.2
Diluted earnings per share (continuing)	7			73.8
Basic earnings per share (continuing and discontinued)	7			213.1
Diluted earnings per share (continuing and discontinued)	7			212.1

Consolidated statement of comprehensive income
for the years ended 31 March
		2024	2023
	Notes	£m	£m
Profit after tax from continuing operations		2,217	2,714
Profit after tax from discontinued operations		74	5,083
Other comprehensive income from continuing operations
Items from continuing operations that will never be reclassified to profit or loss:
Remeasurement (losses)/gains on pension assets and post-retirement benefit obligations		(218)	(1,362)
Net (losses)/gains in respect of cash flow hedging of capital expenditure		(37)	10
Tax on items that will never be reclassified to profit or loss		59	341
Total items from continuing operations that will never be reclassified to profit or loss		(196)	(1,011)
Items from continuing operations that may be reclassified subsequently to profit or loss:
Retranslation of net assets offset by net investment hedge		(335)	883
Exchange differences reclassified to the consolidated income statement on disposal	9	-	(170)
Net gains/(losses) in respect of cash flow hedges		240	-
Net gains/(losses) in respect of cost of hedging		26	(16)
Net gains/(losses) on investment in debt instruments measured at fair value through other comprehensive income		21	(25)
Share of other comprehensive income of associates, net of tax		-	1
Tax on items that may be reclassified subsequently to profit or loss		(66)	11
Total items from continuing operations that may be reclassified subsequently to profit or loss		(114)	684
Other comprehensive (loss)/income for the year, net of tax from continuing operations		(310)	(327)
Other comprehensive income/(loss) for the year, net of tax from discontinued operations	9	10	(227)
Other comprehensive loss for the year, net of tax		(300)	(554)
Total comprehensive income for the year from continuing operations		1,907	2,387
Total comprehensive income for the year from discontinued operations	9	84	4,856
Total comprehensive income for the year		1,991	7,243
Attributable to:
Equity shareholders of the parent
From continuing operations		1,906	2,386
From discontinued operations		84	4,856
		1,990	7,242
Non-controlling interests
From continuing operations		1	1

Consolidated statement of changes in equity
for the years ended 31 March
	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share-holders' equity £m	Non- controlling interests £m	Total equity £m
At 1 April 2022	485	1,300	26,611	(4,563)	23,833	23	23,856
Profit for the year	-	-	7,797	-	7,797	-	7,797
Other comprehensive (loss)/income for the year	-	-	(1,253)	698	(555)	1	(554)
Total comprehensive income for the year	-	-	6,544	698	7,242	1	7,243
Equity dividends	-	-	(1,607)	-	(1,607)	-	(1,607)
Scrip dividend-related share issue1	3	(3)	-	-	-	-	-
Issue of treasury shares	-	-	16	-	16	-	16
Transactions in own shares	-	5	(4)	-	1	-	1
Share-based payments	-	-	48	-	48	-	48
Cash flow hedges transferred to the statement of financial position, net of tax	-	-	-	5	5	-	5
1 April 2023	488	1,302	31,608	(3,860)	29,538	24	29,562
Profit for the year	-	-	2,290	-	2,290	1	2,291
Other comprehensive loss for the year	-	-	(168)	(132)	(300)	-	(300)
Total comprehensive income/(loss) for the year	-	-	2,122	(132)	1,990	1	1,991
Equity dividends	-	-	(1,718)	-	(1,718)	-	(1,718)
Scrip dividend-related share issue1	5	(6)	-	-	(1)	-	(1)
Issue of treasury shares	-	-	21	-	21	-	21
Transactions in own shares	-	2	(6)	-	(4)	-	(4)
Share-based payments	-	-	37	-	37	-	37
Tax on share-based payments	-	-	2	-	2	-	2
Cash flow hedges transferred to the statement of financial position, net of tax	-	-	-	2	2	-	2
At 31 March 2024	493	1,298	32,066	(3,990)	29,867	25	29,892
1.  Included within the share premium account are costs associated with scrip dividends.

Consolidated statement of financial position
as at 31 March
		2024	2023
	Notes	£m	£m
Non-current assets
Goodwill		9,729	9,847
Other intangible assets		3,431	3,604
Property, plant and equipment		68,907	64,433
Other non-current assets1		848	620
Pension assets	10	2,407	2,645
Financial and other investments		880	859
Investments in joint ventures and associates		1,420	1,300
Derivative financial assets		324	276
Total non-current assets		87,946	83,584
Current assets
Inventories and current intangible assets		828	876
Trade and other receivables1		3,415	3,830
Current tax assets		11	43
Financial and other investments		3,699	2,605
Derivative financial assets		44	153
Cash and cash equivalents		559	163
Assets held for sale	9	1,823	1,443
Total current assets		10,379	9,113
Total assets		98,325	92,697
Current liabilities
Borrowings		(4,859)	(2,955)
Derivative financial liabilities		(335)	(222)
Trade and other payables		(4,076)	(5,068)
Contract liabilities		(127)	(252)
Current tax liabilities		(220)	(236)
Provisions		(298)	(288)
Liabilities held for sale	9	(1,474)	(109)
Total current liabilities		(11,389)	(9,130)
Non-current liabilities
Borrowings		(42,213)	(40,030)
Derivative financial liabilities		(909)	(1,071)
Other non-current liabilities		(880)	(921)
Contract liabilities		(2,119)	(1,754)
Deferred tax liabilities		(7,519)	(7,181)
Pensions and other post-retirement benefit obligations	10	(593)	(694)
Provisions		(2,811)	(2,354)
Total non-current liabilities		(57,044)	(54,005)
Total liabilities		(68,433)	(63,135)
Net assets		29,892	29,562
Equity
Share capital		493	488
Share premium account		1,298	1,302
Retained earnings		32,066	31,608
Other equity reserves		(3,990)	(3,860)
Total shareholders' equity		29,867	29,538
Non-controlling interests		25	24
Total equity		29,892	29,562

1.  In the year we have revised our policy in relation to the classification of capital expenditure prepayments between current and non-current in order to align these to the operating cycles of the underlying assets to which they relate. Accordingly, comparative amounts have been represented to reflect this change.

Consolidated cash flow statement
for the years ended 31 March
		2024	2023
	Notes	£m	£m
Cash flows from operating activities
Total operating profit from continuing operations	2(b)	4,475	4,879
Adjustments for:
Exceptional items and remeasurements	4	987	(585)
Other fair value movements		(16)	21
Depreciation, amortisation and impairment		2,061	1,984
Share-based payments		37	48
Changes in working capital		(49)	286
Changes in provisions		(154)	23
Changes in pensions and other post-retirement benefit obligations		31	(46)
Cash flows relating to exceptional items		(91)	(178)
Cash generated from operations - continuing operations		7,281	6,432
Tax paid		(342)	(89)
Net cash inflow from operating activities - continuing operations		6,939	6,343
Net cash inflow from operating activities - discontinued operations		-	555
Cash flows from investing activities
Purchases of intangible assets		(549)	(567)
Purchases of property, plant and equipment		(6,904)	(6,325)
Disposals of property, plant and equipment		52	87
Investments in joint ventures and associates		(332)	(443)
Dividends received from joint ventures, associates and other investments		176	190
Disposal of interest in the UK Gas Transmission business1	9	681	4,027
Disposal of interest in The Narragansett Electric Company1		-	2,968
Disposal of interest in Millennium Pipeline Company LLC		-	497
Disposal of financial and other investments		102	116
Acquisition of financial investments		(81)	(95)
Contributions to National Grid Renewables and Emerald Energy Venture LLC		(19)	(19)
Net movements in short-term financial investments		(1,141)	586
Interest received		148	65
Cash inflows on derivatives		123	-
Cash outflows on derivatives		-	(362)
Cash flows relating to exceptional items		143	79
Net cash flow used in investing activities - continuing operations		(7,601)	804
Net cash flow from/(used in) investing activities - discontinued operations		102	(564)
Cash flows from financing activities
Proceeds from issue of treasury shares		20	16
Transactions in own shares		(4)	1
Proceeds received from loans		5,563	11,908
Repayment of loans		(1,701)	(15,260)
Payments of lease liabilities		(118)	(155)
Net movements in short-term borrowings		544	(511)
Cash inflows on derivatives		86	190
Cash outflows on derivatives		(58)	(118)
Interest paid		(1,627)	(1,430)
Dividends paid to shareholders		(1,718)	(1,607)
Net cash flow from/(used in) financing activities - continuing operations		987	(6,966)
Net cash flow used in financing activities - discontinued operations		-	(207)
Net increase/(decrease) in cash and cash equivalents		427	(35)
Reclassification to held for sale		(30)	9
Exchange movements		(1)	7
Cash and cash equivalents at start of year		163	182
Cash and cash equivalents at end of year		559	163
1.  The balance for the year ended 31 March 2023 consists of cash proceeds received, net of cash disposed.

Notes

1.   Basis of preparation and recent accounting developments

The full year financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006, has been derived from the statutory accounts for the year ended 31 March 2024, which will be filed with the Registrar of Companies in due course. Statutory accounts for the year ended 31 March 2023 have been filed with the Registrar of Companies. The auditors' report on each of these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.

The full year financial information has been prepared in accordance with the accounting policies applicable for the year ended 31 March 2024 which are consistent with those applied in the preparation of our Annual Report and Accounts for the year ended 31 March 2023, with the exception of any new standards or interpretations adopted during the year.

Our income statement and segmental analysis separately identify financial results before and after exceptional items and remeasurements. We continue to use a columnar presentation as we consider it improves the clarity of the presentation, and assists users of the financial statements to understand the results. The Directors believe that presentation of the results in this way is relevant to an understanding of the Group's financial performance. The inclusion of total profit for the period from continuing operations before exceptional items and remeasurements forms part of the incentive target set annually for remunerating certain Executive Directors and accordingly we believe it is important for users of the financial statements to understand how this compares to our results on a statutory basis and period on period.

Areas of judgement and key sources of estimation uncertainty
Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are:

●  categorisation of certain items as exceptional items or remeasurements and the definition of adjusted earnings (see notes 4 and 7). In applying the Group's exceptional items framework, we have considered a number of key matters, as detailed in note 4;

●  the judgement that it is appropriate to classify our 20% equity investment in GasT TopCo Limited, together with the RAA option, as held for sale, as detailed in note 9; and

●  the judgement that, notwithstanding legislation enacted and targets committing the states of New York and Massachusetts to achieving net zero greenhouse gas emissions by 2050, these do not shorten the remaining useful economic lives (UELs) of our US gas network assets, which we consider will have an expected use and utility beyond 2050 (see key sources of estimation uncertainty below).

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:

●  the cash flows and real discount rates applied in determining the US environmental provisions, in particular relating to three Superfund sites and certain other legacy Manufacturing Gas Plant (MGP) sites (see note 4);

●  the estimates made regarding the UELs of our gas network assets due to uncertainty over the pace of delivery of the energy transition and the multiple pathways by which it could be delivered. Our estimates consider anticipated changes in customer behaviour and developments in new technology, the potential to decarbonise fuel through the use of renewable natural gas and green hydrogen, and the feasibility and affordability of increased electrification; and

●  the valuation of liabilities for pensions and other post-retirement benefits (see note 10).

  1.   Basis of preparation and recent accounting developments continued

Disposal of the UK Electricity System Operator (ESO)
As described further in note 9, at the end of October 2023, the legislation required to enable the separation of the ESO and the formation of the National Energy System Operator (NESO) was passed through Parliament. The NESO is expected to be established as an independent Public Corporation this calendar year, with responsibilities across both the electricity and gas systems. As a result, the Group took the judgement to classify the associated assets and liabilities of the ESO as held for sale in the consolidated statement of financial position at the end of October 2023. The ESO has not met the criteria for classification as a discontinued operation and therefore its results have not been separately disclosed on the face of the income statement, and are instead included within the results from continuing operations.

Disposal of the UK Gas Transmission business
Following the Group's disposal of a 60% controlling stake in the UK Gas Transmission business in the year ended 31 March 2023, the Group completed the sale of a further 20% of its retained interest in the business (held through GasT TopCo Limited) on 11 March 2024. The other 80% of GasT TopCo Limited is owned by Macquarie Infrastructure and Real Assets (MIRA) and British Columbia Investment Management Corporation (BCI) (together, the Consortium). The Group's remaining 20% interest in GasT TopCo Limited is classified as an investment in an associate on the basis that the Group has a significant influence over the business.

The remaining 20% interest is subject to an option agreement with the Consortium, the Remaining Acquisition Agreement (RAA), which on 9 July 2023 replaced the previous Further Acquisition Agreement (FAA) under which the 20% disposal in the year was executed. The RAA option is exercisable, at the Consortium's option, between 1 May 2024 and 31 July 2024. If the RAA option is partially exercised by the Consortium, the Group will have the right to put the remainder of its interests in GasT TopCo Limited to the Consortium, which can be exercised by the Group between 1 December 2024 and 31 December 2024. Taking into consideration the timing of the RAA exercise window, the Group has continued to classify its remaining interest in GasT TopCo Limited as held for sale and has not equity accounted for its share of the associate's results.

The loss on the 20% disposal of GasT TopCo Limited and the remeasurements in relation to the FAA option and the RAA option have been recorded within discontinued operations. As an associate held for sale, the Group has not recognised any share of results in the year ended 31 March 2024. The classification impacts on the consolidated income statement, the consolidated statement of comprehensive income and the consolidated cash flow statement, as well as earnings per share (EPS) split between continuing and discontinued operations.

New accounting standards and interpretations effective for the year ended 31 March 2024
The Group adopted the following new standards and amendments to standards which have had no material impact on the Group's results or financial statement disclosures:

●  IFRS 17 'Insurance Contracts';

●  amendments to IAS 1 and IFRS Practice Statement 2 - 'Making Materiality Judgements';

●  amendments to IAS 12 'International Tax Reform - Pillar Two Model Rules'; and

●  amendments to IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors'.

1.   Basis of preparation and recent accounting developments continued

New accounting standards not yet adopted
The following new accounting standards and amendments to existing standards have been issued but are not yet effective or have not yet been endorsed by the UK:

●  amendments to IFRS 10 and IAS 28 'Sale or Contribution of Assets between an Investor and its Associate or Joint Venture';

●  amendments to IAS 1 'Classification of Liabilities as Current or Non-current';

●  amendments to IAS 1 'Non-current Liabilities with Covenants';

●  amendments to IAS 7 and IFRS 7 'Supplier Finance Arrangements';

●  amendments to IFRS 16 'Lease Liability in a Sale and Leaseback'; and

●  amendments to IAS 21 'The Effects of Changes in Foreign Exchange Rates'.

Effective dates will be subject to the UK endorsement process.

The Group is currently assessing the impact of the above standards, but they are not expected to have a material impact.

The Group has not adopted any other standard, amendment or interpretation that has been issued but is not yet effective.

Date of approval
This announcement was approved by the Board of Directors on 22 May 2024.

2.   Segmental analysis

Revenue and the results of the business are analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of each operating segment and determining resource allocation between them. The Board is National Grid's chief operating decision maker (as defined by IFRS 8 'Operating Segments') and assesses the profitability of operations principally on the basis of a profit measure that excludes certain income and expenses. We call that measure 'adjusted profit'. Adjusted profit excludes exceptional items and remeasurements (as defined in note 4) and is used by management to monitor financial performance as it is considered that it aids the comparability of our reported financial performance from year to year. As a matter of course, the Board also considers profitability by segment, excluding the effects of timing and major storms. However, the measure of profit disclosed in this note is operating profit before exceptional items and remeasurements, as this is the measure that is most consistent with the IFRS results reported within these financial statements.

The results of our six principal businesses are reported to the Board of Directors and are accordingly treated as reportable operating segments. All other operating segments are reported to the Board of Directors on an aggregated basis. The following table describes the main activities for each reportable operating segment:

UK Electricity Transmission
The high-voltage electricity transmission networks in England and Wales. This includes our Accelerated Strategic Transmission Investment projects to connect more clean, low-carbon power to the transmission network in England and Wales.

UK Electricity Distribution	The electricity distribution networks of NGED in the East Midlands, West Midlands and South West of England and South Wales.
UK Electricity System Operator	The Great Britain system operator. The ESO met the criteria to be classified as held for sale at the end of October 2023.
New England	Gas distribution networks, electricity distribution networks and high-voltage electricity transmission networks in New England.
New York	Gas distribution networks, electricity distribution networks and high-voltage electricity transmission networks in New York.
National Grid Ventures
Comprises all commercial operations in LNG at the Isle of Grain in the UK and Providence, Rhode Island in the US, our electricity generation business in the US, our electricity interconnectors in the UK and our investment in National Grid Renewables Development LLC, our renewables business in the US. Whilst NGV operates outside our regulated core business, the electricity interconnectors in the UK are subject to indirect regulation by Ofgem regarding the level of returns they can earn. Our US LNG operations were reclassified from the New England segment following an internal reorganisation in the year.

Other activities that do not form part of any of the segments in the above table primarily relate to our UK property business together with insurance and corporate activities in the UK and US and the Group's investments in technology and innovation companies through National Grid Partners.

2.   Segmental analysis continued

(a)  Revenue

Revenue primarily represents the sales value derived from the generation, transmission and distribution of energy, together with the sales value derived from the provision of other services to customers. Refer to note 3 for further details.

Sales between operating segments are priced considering the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.
	2024			2023
	Total sales	Sales between segments	Sales to third parties	Total sales	Sales between segments	Sales to third parties
	£m	£m	£m	£m	£m	£m
Operating segments - continuing operations:
UK Electricity Transmission	2,735	(40)	2,695	1,987	(41)	1,946
UK Electricity Distribution	1,795	(5)	1,790	2,045	(12)	2,033
UK Electricity System Operator	3,788	(35)	3,753	4,690	(31)	4,659
New England	3,948	-	3,948	4,427	-	4,427
New York	6,094	-	6,094	6,994	-	6,994
National Grid Ventures	1,389	(57)	1,332	1,341	(58)	1,283
Other	244	(6)	238	317	-	317
Total revenue from continuing operations	19,993	(143)	19,850	21,801	(142)	21,659

Split by geographical areas - continuing operations:
UK			9,063			9,611
US			10,787			12,048
Total revenue from continuing operations			19,850			21,659

2.   Segmental analysis continued

(b)  Operating profit

A reconciliation of the operating segments' measure of profit to profit before tax from continuing operations is provided below. Further details of the exceptional items and remeasurements are provided in note 4.
	Before exceptional items and remeasurements		Exceptional items and remeasurements		After exceptional items and remeasurements
	2024	2023	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m
Operating segments - continuing operations:
UK Electricity Transmission	1,677	995	(3)	(2)	1,674	993
UK Electricity Distribution	993	1,091	(18)	(22)	975	1,069
UK Electricity System Operator	880	238	(498)	(1)	382	237
New England	643	708	(2)	424	641	1,132
New York	860	741	(498)	(200)	362	541
National Grid Ventures	469	490	89	467	558	957
Other	(60)	31	(57)	(81)	(117)	(50)
Total operating profit from continuing operations	5,462	4,294	(987)	585	4,475	4,879

Split by geographical area - continuing operations:
UK	3,923	2,825	(487)	26	3,436	2,851
US	1,539	1,469	(500)	559	1,039	2,028
Total operating profit from continuing operations	5,462	4,294	(987)	585	4,475	4,879

	Before exceptional items and remeasurements		Exceptional items and remeasurements		After exceptional items and remeasurements
	2024	2023	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m
Reconciliation to profit before tax:
Operating profit from continuing operations	5,462	4,294	(987)	585	4,475	4,879
Share of post-tax results of joint ventures and associates	101	190	(64)	(19)	37	171
Finance income	244	166	4	(28)	248	138
Finance costs	(1,723)	(1,680)	11	82	(1,712)	(1,598)
Profit before tax from continuing operations	4,084	2,970	(1,036)	620	3,048	3,590

The following items are included in the total operating profit by segment:
Depreciation, amortisation and impairment	2024	2023
	£m	£m
Operating segments:
UK Electricity Transmission	(521)	(484)
UK Electricity Distribution	(223)	(223)
UK Electricity System Operator	(61)	(101)
New England	(420)	(393)
New York	(658)	(620)
National Grid Ventures	(166)	(149)
Other	(12)	(14)
Total	(2,061)	(1,984)

Asset type:
Property, plant and equipment	(1,769)	(1,700)
Non-current intangible assets	(292)	(284)
Total	(2,061)	(1,984)

2.   Segmental analysis continued

(c)  Capital investment

Capital investment represents additions to property, plant and equipment, prepayments to suppliers to secure production capacity in relation to our capital projects, non-current intangibles and additional equity investments in joint ventures and associates. Segmental information used for internal decision making was revised in the year to include the capital expenditure prepayments and additional equity investments in joint ventures and associates. Accordingly, comparative information for the year ended 31 March 2023 has been re-presented to reflect the change in the Group's segmental measure in the year.
	2024	20231
	£m	£m
Operating segments:
UK Electricity Transmission	1,912	1,301
UK Electricity Distribution	1,247	1,220
UK Electricity System Operator	85	108
New England	1,673	1,527
New York	2,654	2,454
National Grid Ventures	662	970
Other	2	13
Total	8,235	7,593

Asset type:
Property, plant and equipment	7,124	6,783
Non-current intangible assets	481	578
Equity investments in joint ventures and associates	332	197
Capital expenditure prepayments	298	35
Total	8,235	7,593
1.  Comparative amounts have been represented to reflect the reclassification of our US LNG operations from New England to NGV following an internal reorganisation in the year and the change in presentation for capital investments.

(d)  Geographical analysis of non-current assets

Non-current assets by geography comprise goodwill, other intangible assets, property, plant and equipment, investments in joint ventures and associates and other non-current assets.
	2024	2023
	£m	£m
Split by geographical area:
UK	40,065	38,043
US	44,270	41,761
	84,335	79,804

Reconciliation to total non-current assets:
Pension assets	2,407	2,645
Financial and other investments	880	859
Derivative financial assets	324	276
Non-current assets	87,946	83,584

3.   Revenue

Revenue arises in the course of ordinary activities and principally comprises:

●  transmission services;

●  distribution services; and

●  generation services.

Transmission services, distribution services and certain other services (excluding rental income) fall within the scope of IFRS 15 'Revenue from Contracts with Customers', whereas generation services (which solely relate to the contract with the Long Island Power Authority (LIPA) in the US) are accounted for under IFRS 16 'Leases' as rental income, also presented within revenue. Revenue is recognised to reflect the transfer of goods or services to customers at an amount that reflects the consideration to which the Group expects to be entitled to in exchange for those goods or services and excludes amounts collected on behalf of third parties and value added tax. The Group recognises revenue when it transfers control over a product or service to a customer.

Revenue in respect of regulated activities is determined by regulatory agreements that set the price to be charged for services in a given period based on pre-determined allowed revenues. Variances in service usage can result in actual revenue collected exceeding (over-recoveries) or falling short (under-recoveries) of allowed revenues. Where regulatory agreements allow the recovery of under-recoveries or require the return of over-recoveries, the allowed revenue for future periods is typically adjusted. In these instances, no assets or liabilities are recognised for under- or over-recoveries respectively, because the adjustment relates to future customers and services that have not yet been delivered.

Revenue in respect of non-regulated activities primarily relates to the sale of capacity on our interconnectors, which is determined at auctions. Capacity is sold in either day, month, quarter or year ahead tranches. The price charged is determined by market fundamentals rather than regulatory agreement. The interconnectors are subject to indirect regulation with regards to the levels of returns they are allowed to earn. Where amounts fall below this range they receive top-up revenues; where amounts exceed this range, they must pass-back the excess. In these instances, assets or liabilities are recognised for the top-up or pass-back respectively.

The following is a description of principal activities, by reportable segment, from which the Group generates its revenue. For more detailed information about our segments, see note 2.

(a)  UK Electricity Transmission

The UK Electricity Transmission segment principally generates revenue by providing electricity transmission services in England and Wales. Our business operates as a monopoly regulated by Ofgem, which has established price control mechanisms that set the amount of annual allowed returns our business can earn (along with the Scottish and Offshore transmission operators amongst others).

The transmission of electricity encompasses the following principal services:

●  the supply of high-voltage electricity - revenue is recognised based on usage. Our performance obligation is satisfied over time as our customers make use of our network. We bill monthly in arrears and our payment terms are up to 60 days. Price is determined prior to our financial year end with reference to the regulated allowed returns and estimated annual volumes; and

●  construction work (principally for connections) - revenue is recognised over time, as we provide access to our network. Customers can either pay over the useful life of the connection or upfront. Where the customer pays upfront, revenues are deferred as a contract liability and released over the life of the asset.

For other construction where there is no consideration for any future services (for example diversions), revenues are recognised as the construction work is completed.

3.   Revenue continued

(b)  UK Electricity Distribution

The UK Electricity Distribution segment principally generates revenue by providing electricity distribution services in the Midlands and South West of England and South Wales. Similar to UK Electricity Transmission, UK Electricity Distribution operates as a monopoly in the jurisdictions that it operates in and is regulated by Ofgem.

The distribution of electricity encompasses the following principal services:

●  electricity distribution - revenue is recognised based on usage by customers (over time), based upon volumes and price. The price control mechanism that determines our annual allowances is similar to UK Electricity Transmission. Revenues are billed monthly and payment terms are typically within 14 days; and

●  construction work (principally for connections) - revenue is recognised over time as we provide access to our network. Where the customer pays upfront, revenues are deferred as a contract liability and released over the life of the asset.

For other construction where there is no consideration for any future services, revenues are recognised as the construction work is completed.

(c)  UK Electricity System Operator

The UK Electricity System Operator earns revenue for balancing supply and demand of electricity on Great Britain's electricity transmission system, where it acts as principal. Balancing services are regulated by Ofgem and revenue, which is payable by generators and suppliers of electricity, is recognised as the service is provided.

The UK Electricity System Operator also collects revenues on behalf of transmission operators, principally National Grid Electricity Transmission plc and the Scottish and Offshore transmission operators, from users (electricity suppliers) who connect to or use the transmission system. As the UK Electricity System Operator acts as an agent in this capacity, it records transmission network revenues net of payments to transmission operators.

(d)  New England

The New England segment principally generates revenue by providing electricity and gas supply and distribution services and high-voltage electricity transmission services in New England. Supply and distribution services are regulated by the Massachusetts Department of Public Utilities (MADPU) and transmission services are regulated by the Federal Energy Regulatory Commission (FERC), both of whom regulate the rates that can be charged to customers.

The supply and distribution of electricity and gas and the provision of electricity transmission facilities encompasses the following principal services:

●  electricity and gas supply and distribution and electricity transmission - revenue is recognised based on usage by customers (over time). Revenues are billed monthly and payment terms are 30 days; and

●  construction work (principally for connections) - revenue is recognised over time as we provide access to our network. Where the customer pays upfront, revenues are deferred as a contract liability or customer contributions (where they relate to government entities) and released over the life of the connection.

(e)  New York

The New York segment principally generates revenue by providing electricity and gas supply and distribution services and high-voltage electricity transmission services in New York. Supply and distribution services are regulated by the New York Public Service Commission (NYPSC) and transmission services are regulated by the FERC, both of which regulate the rates that can be charged to customers.

The supply and distribution of electricity and gas and the provision of electricity transmission facilities encompasses the following principal services:

●  electricity and gas supply and distribution and electricity transmission - revenue is recognised based on usage by customers (over time). Revenues are billed monthly and payment terms are 30 days; and

●  construction work (principally for connections) - revenue is recognised over time as we provide access to our network. Where the customer pays upfront, revenues are deferred as a contract liability or customer contributions (where they relate to government entities) and released over the life of the connection.

3.   Revenue continued

(f)   National Grid Ventures

National Grid Ventures generates revenue from electricity interconnectors, LNG at the Isle of Grain in the UK and Providence, Rhode Island in the US, National Grid Renewables and rental income.

The Group recognises revenue from transmission services through interconnectors and LNG importation at the Isle of Grain and Providence by means of customers' use of capacity and volumes. Revenue is recognised over time and is billed monthly. Payment terms are up to 60 days.

Electricity generation revenue is earned from the provision of energy services and supply capacity to produce energy for the use of customers of LIPA through a power supply agreement, where LIPA receives all of the energy and capacity from the asset until at least 2028. The arrangement is treated as an operating lease within the scope of the leasing standard where we act as lessor, with rental income being recorded as other revenue, which forms part of total revenue. Lease payments (capacity payments) are recognised on a straight-line basis and variable lease payments are recognised as the energy is generated.

Other revenue in the scope of IFRS 15 principally includes sales of renewables projects from National Grid Renewables to Emerald Energy Venture LLC (Emerald), which is jointly controlled by National Grid and Washington State Investment Board (WSIB). National Grid Renewables develops wind and solar generation assets in the US, whilst Emerald has a right of first refusal to buy, build and operate those assets. Revenue is recognised as it is earned.

Other revenue, recognised in accordance with standards other than IFRS 15, primarily comprises adjustments in respect of the interconnector cap and floor and Use of Revenue regimes constructed by Ofgem for certain wholly owned interconnector subsidiaries. Under the cap and floor regime, where an interconnector expects to exceed its total five-year cap, a provision and reduction in revenue is recognised in the current reporting period. Where an interconnector does not expect to reach its five-year floor, either an asset will be recognised where a future inflow of economic benefits is considered virtually certain, or a contingent asset will be disclosed where the future inflow is concluded to be probable. Under the Use of Revenue framework, any revenues in excess of an agreed incentive level must be passed on as savings to consumers. Where the obligation to transfer excess revenues arises, a payable and reduction in revenue is recognised in the current reporting period.

(g)  Other

Revenue in Other relates to our UK commercial property business and insurance. Revenue is predominantly recognised in accordance with standards other than IFRS 15 and comprises property sales by our UK commercial property business (including sales to the St William joint venture, which was disposed of in the year ended 31 March 2022). Property sales are recorded when the sale is legally completed.

3.   Revenue continued

(h)  Disaggregation of revenue

In the following tables, revenue is disaggregated by primary geographical market and major service lines. The table below reconciles disaggregated revenue with the Group's reportable segments (see note 2).
Revenue for the year ended 31 March 2024	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
Transmission1	2,591	-	(10)	73	493	869	-	4,016
Distribution	-	1,712	-	3,786	5,500	-	-	10,998
System Operator	-	-	3,763	-	-	-	-	3,763
Other2	25	73	-	8	15	168	4	293
Total IFRS 15 revenue	2,616	1,785	3,753	3,867	6,008	1,037	4	19,070
Other revenue
Generation	-	-	-	-	-	360	-	360
Other3	79	5	-	81	86	(65)	234	420
Total other revenue	79	5	-	81	86	295	234	780
Total revenue from continuing operations	2,695	1,790	3,753	3,948	6,094	1,332	238	19,850
1.  The UK Electricity System Operator transmission revenue in the year represents transmission revenues collected, net of payments made to transmission owners.
2.  The UK Electricity Transmission and UK Electricity Distribution other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the rerouting of existing network assets. Within NGV, the other IFRS 15 revenue principally relates to revenue generated from our National Grid Renewables business.
3.  Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business, rental income, income arising in connection with the Transition Services Agreements following the sales of NECO and the UK Gas Transmission business in the prior year, and an adjustment to NGV revenue in respect of the interconnector cap and floor and Use of Revenue regimes constructed by Ofgem.

Geographical split for the year ended 31 March 2024	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
UK	2,616	1,785	3,753	-	-	878	1	9,033
US	-	-	-	3,867	6,008	159	3	10,037
Total IFRS 15 revenue	2,616	1,785	3,753	3,867	6,008	1,037	4	19,070
Other revenue
UK	79	5	-	-	-	(76)	22	30
US	-	-	-	81	86	371	212	750
Total other revenue	79	5	-	81	86	295	234	780
Total revenue from continuing operations	2,695	1,790	3,753	3,948	6,094	1,332	238	19,850

3.   Revenue continued
Revenue for the year ended 31 March 2023	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
Transmission	1,868	-	126	52	567	791	-	3,404
Distribution	-	1,951	-	4,314	6,373	-	-	12,638
System Operator	-	-	4,533	-	-	-	-	4,533
Other1	31	77	-	8	13	131	-	260
Total IFRS 15 revenue	1,899	2,028	4,659	4,374	6,953	922	-	20,835
Other revenue
Generation	-	-	-	-	-	394	-	394
Other2	47	5	-	53	41	(33)	317	430
Total other revenue	47	5	-	53	41	361	317	824
Total revenue from continuing operations	1,946	2,033	4,659	4,427	6,994	1,283	317	21,659
1.  The UK Electricity Transmission and UK Electricity Distribution other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the rerouting of existing network assets. Within NGV, the other IFRS 15 revenue principally relates to revenue generated from our National Grid Renewables business.
2.  Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business, rental income, income arising in connection with the Transition Services Agreements following the sales of NECO and the UK Gas Transmission business, and a provision and adjustment to NGV revenue in respect of the interconnector cap and floor regime constructed by Ofgem. In the year ended 31 March 2023, the Group also recognised other income relating to an insurance claim.

Geographical split for the year ended 31 March 2023	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
UK	1,899	2,028	4,659	-	-	799	-	9,385
US	-	-	-	4,374	6,953	123	-	11,450
Total IFRS 15 revenue	1,899	2,028	4,659	4,374	6,953	922	-	20,835
Other revenue
UK	47	5	-	-	-	(31)	205	226
US	-	-	-	53	41	392	112	598
Total other revenue	47	5	-	53	41	361	317	824
Total revenue from continuing operations	1,946	2,033	4,659	4,427	6,994	1,283	317	21,659

Contract liabilities represent revenue to be recognised in future periods relating to contributions in aid of construction of £2,246 million (2023: £2,006 million).Revenue is recognised over the life of the asset. The asset lives for connections in UK Electricity Transmission, UK Electricity Distribution, New England and New York are 40 years, 69 years, 51 years and up to 51 years respectively. The weighted average amortisation period is 32 years.

Future revenues in relation to unfulfilled performance obligations not yet received in cash amount to £6.1 billion (2023: £5.0 billion). £1.9 billion (2023: £1.8 billion) relates to connection contracts in UK Electricity Transmission which will be recognised as revenue over 24 years and £3.8 billion (2023: £2.7 billion) relates to revenues to be earned under Grain LNG contracts until 2045. The remaining amount will be recognised as revenue over two years.

The amount of revenue recognised for the year ended 31 March 2024 from performance obligations satisfied (or partially satisfied) in previous periods, mainly due to changes in the estimate of the stage of completion, is £nil (2023: £nil).
4.   Exceptional items and remeasurements

To monitor our financial performance, we use an adjusted consolidated profit measure that excludes certain income and expenses. We exclude items from adjusted profit because, if included, these items could distort understanding of our performance for the year and the comparability between periods. This note analyses these items, which are included in our results for the year but are excluded from adjusted profit.

	2024	2023
	£m	£m
Included within operating profit
Exceptional items:
Transaction, separation and integration costs1	(44)	(117)
Cost efficiency programme	(65)	(100)
IFA fire	92	130
Changes in environmental provisions	(496)	176
Provision for UK electricity balancing costs	(498)	-
Net gain on disposal of NECO	-	511
Net gain on disposal of Millennium Pipeline Company LLC	-	335
	(1,011)	935
Remeasurements - commodity contract derivatives	24	(350)
	(987)	585
Included within finance income and costs
Remeasurements:
Net gains/(losses) on financial assets at fair value through profit and loss	4	(28)
Net gains on financing derivatives	11	82
	15	54
Included within share of post-tax results of joint ventures and associates
Remeasurements:
Net losses on financial instruments	(64)	(19)
Total included within profit before tax	(1,036)	620
Included within tax
Tax on exceptional items	159	(316)
Tax on remeasurements	(7)	75
	152	(241)
Total exceptional items and remeasurements after tax	(884)	379
Analysis of total exceptional items and remeasurements after tax
Exceptional items after tax	(852)	619
Remeasurements after tax	(32)	(240)
Total exceptional items and remeasurements after tax	(884)	379
1.  Transaction, separation and integration costs represent the aggregate of distinct activities undertaken by the Group in the years presented.

Exceptional items
Management uses an exceptional items framework that has been discussed and approved by the Audit & Risk Committee. This follows a three-step process which considers the nature of the event, the financial materiality involved and any particular facts and circumstances. In considering the nature of the event, management focuses on whether the event is within the Group's control and how frequently such an event typically occurs. With respect to restructuring costs, these represent additional expenses incurred that are not related to the normal business and day-to-day activities. These can take place over multiple reporting periods given the scale of the Group, the nature and complexity of the transformation initiatives and due to the impact of strategic transactions. In determining the facts and circumstances, management considers factors such as ensuring consistent treatment between favourable and unfavourable transactions, the precedent for similar items, the number of periods over which costs will be spread or gains earned, and the commercial context for the particular transaction. The exceptional items framework was last updated in March 2022.

Items of income or expense that are considered by management for designation as exceptional items include significant restructurings, write-downs or impairments of non-current assets, significant changes in environmental or decommissioning provisions, integration of acquired businesses, gains or losses on disposals of businesses or investments and significant debt redemption costs as a consequence of transactions such as significant disposals or issues of equity, and the related tax, as well as deferred tax arising on changes to corporation tax rates.

4.   Exceptional items and remeasurements continued

Costs arising from efficiency and transformation programmes include redundancy costs. Redundancy costs are charged to the consolidated income statement in the year in which a commitment is made to incur the costs and the main features of the restructuring plan have been announced to affected employees.

Set out below are details of the transactions against which we have considered the application of our exceptional items framework in each of the years for which results are presented.

2024
Transaction, separation and integration costs
During the year, separation costs of £11 million were incurred in relation to the disposal of NECO, £6 million in relation to the disposal of the UK Gas Transmission business and £27 million in connection with the integration of NGED. The costs incurred primarily relate to professional fees, relocation costs and employee costs. The costs have been classified as exceptional in accordance with our exceptional items policy. Whilst the transaction, separation and integration costs incurred during the period do not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the £340 million of costs in previous periods, the costs qualify for exceptional treatment in line with our exceptional items policy. The total cash outflow for the period was £33 million. The Group is entitled to cost recovery in relation to the separation of the ESO. Accordingly, these costs have not been classified as exceptional.

Cost efficiency programme
During the period, the Group incurred a further £65 million of costs in relation to the major cost efficiency programme announced in November 2021, that targeted at least £400 million savings per annum across the Group by the end of three years. The costs recognised in the period primarily relate to redundancy provisions, employee costs and professional fees incurred in delivering the programme. Whilst the costs incurred during the period do not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the £142 million of costs incurred since the announcement of the programme, the costs qualify for exceptional treatment in line with our exceptional items policy. The total cash outflow for the period was £53 million. The cost efficiency programme completed in the year.

Fire at IFA converter station
In September 2021, a fire at the IFA1 converter station in Sellindge, Kent caused significant damage to infrastructure on site. In the period, the Group recognised net insurance claims of £92 million, which were recognised as exceptional in line with our exceptional items policy and consistent with related claims in the prior year. The total cash inflow in the period in relation to the insurance proceeds was £92 million.

Changes in environmental provisions
In the US, we recognise environmental provisions related to the remediation of the Gowanus Canal and the former manufacturing gas plant facilities previously owned or operated by the Group or its predecessor companies. The sites are subject to both state and federal environmental remediation laws in the US. Potential liability for the historical contamination may be imposed on responsible parties jointly and severally, without regard to fault, even if the activities were lawful when they occurred. The provisions and the Group's share of estimated costs are re-evaluated at each reporting period. During the second half of the financial year, following discussions with the New York State Department of Environmental Conservation and the Environmental Protection Agency on the scope and design of remediation activities related to certain of our responsible sites, we have re-evaluated our estimates of total costs and increased our provision by £496 million. Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers in future reporting periods. Such recoveries through overall allowed revenues are not classified as exceptional in the future periods that they occur due to the extended duration over which such costs are recovered and the immateriality of the recoveries in any given year.

Provision for UK electricity balancing costs
During the year, the ESO's operating profit increased due to a substantial over-recovery of allowed revenues received under its regulatory framework. As described in note 3, under IFRS a corresponding liability is not recognised for the return of over-recoveries as this relates to future customers and services that have not yet been delivered. At the end of October 2023, legislation required to enable the separation of the ESO and the formation of the NESO was passed through Parliament and accordingly, the Group took the judgement to classify the assets and liabilities of the ESO as held for sale (see note 9). An element of the over-recoveries will now be settled through the sale process and it no longer represents an unrecognised regulatory liability for the Group. Accordingly, a liability has been recognised for the over-recovered revenues which are forecasted to transfer through the disposal.

4.   Exceptional items and remeasurements continued

2023
Transaction, separation and integration costs
Separation costs of £39 million were incurred in relation to the disposal of NECO, £38 million in relation to the disposal of a majority stake in our UK Gas Transmission business and £40 million in connection with the integration of NGED. The costs incurred primarily relate to legal fees, bankers' fees, professional fees and employee costs. The costs have been classified as exceptional, consistent with similar costs for the years ended 31 March 2022 and 2021, and in line with the exceptional items policy. The total cash outflow for the period was £84 million.

Cost efficiency programme
The Group incurred a further £100 million of costs in relation to the major cost efficiency programme announced in November 2021. The costs recognised primarily related to property costs, employee costs and professional fees incurred in delivering the programme. Whilst the costs incurred during the period did not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the £42 million of costs incurred in the year ended 31 March 2022, the costs qualified for exceptional treatment in line with our exceptional items policy. The total cash outflow for the period was £85 million.

Fire at IFA converter station
In September 2021, a fire at the IFA1 converter station in Sellindge, Kent caused significant damage to infrastructure on site. In the year, the Group recognised £130 million of insurance claims (net of asset write-offs), which have been recognised as exceptional in line with our exceptional items policy. The total cash inflow for the period was £79 million.

Changes in environmental provisions
The real discount rate applied to the Group's environmental provisions was revised to 1.5% (2023: 0.5%) to reflect the substantial and sustained change in US government bond yield curves. The principal impact of this rate increase was a £165 million decrease in our US environmental provisions and a £11 million decrease in our UK environmental provision. The weighted average remaining duration of our cash flows was around 10.5 years.

Net gain on disposal of NECO
On 25 May 2022, the Group completed the sale of a wholly owned subsidiary, NECO, to PPL Rhode Island Holdings, LLC for cash consideration of £3.1 billion. As a result, the Group derecognised net assets of £2.7 billion, resulting in a pre-tax gain of £511 million. The receipt of cash was recognised within net cash used in investing activities within the consolidated cash flow statement.

Net gain on disposal of Millennium Pipeline Company LLC
The Group recognised a gain of £335 million on the disposal of its entire 26.25% equity interest in the Millennium Pipeline Company LLC associate to DT Midstream for cash consideration of £497 million. The receipt of cash was recognised within net cash used in investing activities within the consolidated cash flow statement.

4.   Exceptional items and remeasurements continued

Remeasurements
Remeasurements comprise unrealised gains or losses recorded in the consolidated income statement arising from changes in the fair value of certain of our financial assets and liabilities accounted for at fair value through profit and loss (FVTPL). Once the fair value movements are realised (for example, when the derivative matures), the previously recognised fair value movements are then reversed through remeasurements and recognised within earnings before exceptional items and remeasurements. These assets and liabilities include commodity contract derivatives and financing derivatives to the extent that hedge accounting is not available or is not fully effective.

The unrealised gains or losses reported in profit and loss on certain additional assets and liabilities treated at FVTPL are also classified within remeasurements. These relate to financial assets (which fail the 'solely payments of principal and interest test' under IFRS 9), the money market fund investments used by Group Treasury for cash management purposes and the net foreign exchange gains and losses on borrowing activities. These are offset by foreign exchange gains and losses on financing derivatives measured at fair value. In all cases, these fair values increase or decrease because of changes in foreign exchange, commodity or other financial indices over which we have no control.

We report unrealised gains or losses relating to certain discrete classes of financial assets accounted for at FVTPL within adjusted profit. These comprise our portfolio of investments made by National Grid Partners, our investment in Sunrun Neptune 2016 LLC and the contingent consideration arising on the acquisition of National Grid Renewables (all within NGV). The performance of these assets (including changes in fair value) is included in our assessment of adjusted profit for the relevant business units.

Remeasurements excluded from adjusted profit are made up of the following categories:

i.   Net gains/(losses) on commodity contract derivatives represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred;

ii.  Net gains/(losses) on financing derivatives comprise gains and losses arising on derivative financial instruments, net of interest accrued, used for the risk management of interest rate and foreign exchange exposures and the offsetting foreign exchange losses and gains on the associated borrowing activities. These exclude gains and losses for which hedge accounting has been effective and have been recognised directly in the consolidated statement of other comprehensive income or are offset by adjustments to the carrying value of debt. Net foreign exchange gains and losses on financing derivatives used for the risk management of foreign exchange exposures are offset by foreign exchange losses and gains on borrowing activities;

iii. Net gains/(losses) on financial assets measured at FVTPL comprise gains and losses on the investment funds held by our insurance captives which are categorised as FVTPL; and

iv. Unrealised net gains/(losses) on derivatives and other financial instruments within our joint ventures and associates.

5.   Finance income and costs
	2024	2023
	£m	£m
Finance income
Net interest income on pensions and other post-retirement benefit obligations	100	85
Interest income on financial instruments:
Bank deposits and other financial assets	139	80
Dividends received on equities held at fair value through other comprehensive income (FVOCI)	1	1
Other income	4	-
	244	166
Finance costs
Interest expense on financial liabilities held at amortised cost:
Bank loans and overdrafts	(140)	(328)
Other borrowings1	(1,424)	(1,330)
Interest on derivatives	(277)	(170)
Unwinding of discount on provisions	(102)	(88)
Other interest	(31)	(13)
Less: interest capitalised2	251	249
	(1,723)	(1,680)
Remeasurements - Finance income
Net gains/(losses) on FVTPL financial assets	4	(28)
	4	(28)
Remeasurements - Finance costs
Net gains on financing derivatives³
Derivatives designated as hedges for hedge accounting	13	22
Derivatives not designated as hedges for hedge accounting	(2)	60
	11	82
Total remeasurements - Finance income and costs	15	54

Finance income	248	138
Finance costs4	(1,712)	(1,598)

Net finance costs from continuing operations	(1,464)	(1,460)
1.  Includes interest expense on lease liabilities.
2.  Interest on funding attributable to assets in the course of construction in the current year was capitalised at a rate of 4.7% (2023: 4.7%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £39 million (2023: £30 million). In the US, capitalised interest is added to the cost of property, plant and equipment, and qualifies for tax depreciation allowances.
3.  Includes a net foreign exchange gain on borrowing and investment activities of £271 million (2023: £86 million loss) offset by foreign exchange gains and losses on financing derivatives measured at fair value and the impacts of hedge accounting.
4.  Finance costs include principal accretion on inflation-linked liabilities of £208 million (2023: £483 million).

6.   Tax

Tax charged to the consolidated income statement - continuing operations
	2024	2023
	£m	£m
Tax before exceptional items and remeasurements	983	635
Exceptional tax on items not included in profit before tax (see note 4)	-	-
Tax on other exceptional items and remeasurements	(152)	241
Total tax reported within exceptional items and remeasurements	(152)	241
Total tax charge from continuing operations	831	876

Tax as a percentage of profit before tax
	2024	2023
	%	%
Before exceptional items and remeasurements - continuing operations	24.1	21.4
After exceptional items and remeasurements - continuing operations	27.3	24.4

	2024	2023
	£m	£m
Current tax:
UK corporation tax at 25% (2023: 19%)	410	161
UK corporation tax adjustment in respect of prior years	(36)	-
	374	161
Overseas corporation tax	82	225
Overseas corporation tax adjustment in respect of prior years	(90)	(16)
	(8)	209
Total current tax from continuing operations	366	370
Deferred tax:
UK deferred tax	388	255
UK deferred tax adjustment in respect of prior years	43	13
	431	268
Overseas deferred tax	(40)	233
Overseas deferred tax adjustment in respect of prior years	74	5
	34	238
Total deferred tax from continuing operations	465	506

Total tax charge from continuing operations	831	876

Factors that may affect future tax charges
The main UK corporation tax rate is 25% with effect from 1 April 2023. Deferred tax balances as at 31 March 2024 have been calculated at 25%.

The US government continues to consider changes to federal tax legislation, but as no changes have been substantively enacted at the balance sheet date, deferred tax balances as at 31 March 2024 have been calculated at the prevailing tax rates based on the current tax laws.

The legislation implementing the Organisation for Economic Co-operation and Development's (OECD) proposals for a global minimum corporation tax rate (Pillar Two) was enacted into UK law on 11 July 2023. The legislation includes an income inclusion rule and a domestic minimum tax, which together are designed to ensure a minimum effective tax rate of 15% in each country in which the Group operates. Similar legislation is being enacted by other governments around the world. The legislation is effective for National Grid from 1 April 2024 and therefore the rules do not impact the Group's consolidated financial statements for year ended 31 March 2024. The Group has applied the mandatory exception in the UK to recognising and disclosing information about the deferred tax assets and liabilities related to Pillar Two income taxes in accordance with the amendments to IAS 12 published by the IASB on 23 May 2023. The Group does not expect there to be a material impact on our future tax charges.

7.   Earnings per share (EPS)

Adjusted earnings and EPS, which exclude exceptional items and remeasurements, are provided to reflect the adjusted profit subtotals used by the Company. For further details of exceptional items and remeasurements, see note 4. We have included reconciliations from this additional EPS measure to earnings for both basic and diluted EPS to provide additional detail for these items. The EPS calculations are based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests.

(a)  Basic EPS
	Earnings	EPS	Earnings	EPS
	2024	2024	2023	2023
	£m	pence	£m	pence
Adjusted earnings from continuing operations	3,100	84.0	2,335	63.8
Exceptional items and remeasurements after tax from continuing operations (see note 4)	(884)	(24.0)	379	10.4
Earnings from continuing operations	2,216	60.0	2,714	74.2
Adjusted earnings from discontinued operations (see note 9)	13	0.3	320	8.7
Exceptional items and remeasurements after tax from discontinued operations	61	1.7	4,763	130.2
Earnings from discontinued operations	74	2.0	5,083	138.9
Total adjusted earnings	3,113	84.3	2,655	72.5
Total exceptional items and remeasurements after tax (including discontinued operations)	(823)	(22.3)	5,142	140.6
Total earnings	2,290	62.0	7,797	213.1

		2024		2023
		millions		millions
Weighted average number of ordinary shares - basic		3,692		3,659

(b)  Diluted EPS
	Earnings	EPS	Earnings	EPS
	2024	2024	2023	2023
	£m	pence	£m	pence
Adjusted earnings from continuing operations	3,100	83.6	2,335	63.5
Exceptional items and remeasurements after tax from continuing operations (see note 4)	(884)	(23.9)	379	10.3
Earnings from continuing operations	2,216	59.7	2,714	73.8
Adjusted earnings from discontinued operations	13	0.3	320	8.7
Exceptional items and remeasurements after tax from discontinued operations (see note 9)	61	1.7	4,763	129.6
Earnings from discontinued operations	74	2.0	5,083	138.3
Total adjusted earnings	3,113	83.9	2,655	72.2
Total exceptional items and remeasurements after tax (including discontinued operations)	(823)	(22.2)	5,142	139.9
Total earnings	2,290	61.7	7,797	212.1

		2024		2023
		millions		millions
Weighted average number of ordinary shares - diluted		3,709		3,676

8.   Dividends
	2024			2023
	Pence per share	Cash dividend paid £m	Scrip dividend £m	Pence per share	Cash dividend paid £m	Scrip dividend £m
Interim dividend in respect of the current year	19.40	393	320	17.84	488	163
Final dividend in respect of the prior year	37.60	1,325	56	33.76	1,119	114
	57.00	1,718	376	51.60	1,607	277

The Directors are proposing a final dividend for the year ended 31 March 2024 of 39.12p per share that would absorb approximately £1,455 million of shareholders' equity (assuming all amounts are settled in cash). It will be paid on 19 July 2024 to shareholders who are on the register of members at 7 June 2024 (subject to shareholders' approval at the AGM). A scrip dividend will be offered as an alternative.
9.   Assets held for sale and discontinued operations

(a)  Assets held for sale

The following assets and liabilities were classified as held for sale:
	2024			2023
	Total assets held for sale £m	Total liabilities held for sale £m	Net assets held for sale £m	Total assets held for sale £m	Total liabilities held for sale £m	Net assets held for sale £m
UK Electricity System Operator	1,134	(1,427)	(293)	-	-	-
Investment in GasT TopCo Limited	689	-	689	1,443	-	1,443
FAA option	-	-	-	-	(109)	(109)
RAA option	-	(47)	(47)	-	-	-
Net assets held for sale	1,823	(1,474)	349	1,443	(109)	1,334

UK Electricity System Operator

At the end of October 2023, legislation required to enable the separation of the ESO and the formation of the NESO was passed through Parliament. The NESO is expected to be established as a Public Corporation this calendar year, with responsibilities across both the electricity and gas systems. The assets and liabilities are consequently presented as held for sale in the consolidated financial statements for the year ended 31 March 2024.

Based on the scale and pass-through nature of the ESO, it is not considered a separate major line of business or geographic operation under IFRS 5 for treatment as a discontinued operation, and its disposal is not part of a single coordinated plan being undertaken by the Group. Accordingly, the results of the ESO have not been separately disclosed on the face of the income statement.

The following assets and liabilities of the ESO were classified as held for sale at 31 March 2024.
£m
Intangible assets	405
Property, plant and equipment	113
Trade and other receivables	563
Pension asset	17
Cash and cash equivalents	30
Financing derivatives	6
Total assets	1,134
Borrowings	(13)
Other liabilities	(916)
Provision for UK electricity balancing costs (note 4)	(498)
Total liabilities	(1,427)
Net liabilities	(293)

No impairment losses were recognised on reclassification of the ESO assets and liabilities classified to held for sale. The ESO generated profit after tax of £178 million for the year ended 31 March 2024 (2023: £182 million profit; 2022: £12 million loss).

9.   Assets held for sale and discontinued operations continued

The UK Gas Transmission business

On 31 January 2023, the Group disposed of 100% of the UK Gas Transmission business for cash consideration of £4.0 billion and a 40% interest in a newly incorporated UK limited company, GasT TopCo Limited. The other 60% was purchased by MIRA and BCI (together, the Consortium). On disposal, the Group recognised an investment in GasT TopCo Limited of £1.4 billion. As a result, the Group derecognised net assets of £0.6 billion and the gain on disposal, after transaction costs, was £4.8 billion. The Group also entered into a Further Acquisition Agreement (the FAA option) with the Consortium over its remaining 40% interest. Both the investment in GasT TopCo Limited and the FAA option were immediately classified as held for sale. The Group has not applied equity accounting in relation to its investment in GasT TopCo Limited.

On 11 March 2024, the FAA option was partially exercised by the Consortium and the Group disposed of 20% of the 40% interest in GasT TopCo Limited that was acquired on 31 January 2023. The total sales proceeds were £681 million and the loss on disposal, after transaction costs, was £4 million.

As part of the transaction, the Group also entered into a new option agreement with the Consortium, the Remaining Acquisition Agreement (the RAA option), to replace the FAA option for the potential sale of all or part of the remaining 20% equity interest in GasT TopCo Limited. The RAA option is exercisable, at the Consortium's option, between 1 May 2024 and 31 July 2024. If the RAA option is partially exercised by the Consortium, the Group will have the right to put the remainder of its interests in GasT TopCo Limited to the Consortium, which can be exercised by the Group between 1 December 2024 and 31 December 2024.

The RAA option is a Level 3 derivative, which is accounted for at fair value, and the assumptions which are used to determine fair value are specific to the contract and not readily observable in active markets. Significant unobservable inputs include the valuation and volatility of GasT TopCo Limited's unlisted equity. These inputs are used as part of a Black-Scholes option pricing model to provide the reported fair values. The fair value of the option as at 31 March 2024 is £47 million. The RAA option will be extinguished when the option is either exercised or lapses. The option cannot be cash settled.

(b)  Discontinued operations

UK Gas Transmission

The disposal of the Group's interests in GasT TopCo Limited is considered to be the final stage of the plan to dispose of the UK Gas Transmission business which was first announced in 2021. As a discontinued operation, the results of the business prior to the recognition of the associate and any remeasurements pertaining to the financial derivatives noted above are shown separately from the continuing business for all periods presented on the face of the income statement. This is also reflected in the statement of comprehensive income, as well as EPS being shown split between continuing and discontinued operations.

The summary income statements for the years ended 31 March 2024 and 2023 are as follows:
	Before exceptional items and remeasurements		Exceptional items and remeasurements		Total
	2024	2023	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m
Discontinued operations
Revenue	-	1,604	-	-	-	1,604
Other operating costs	-	(890)	-	1	-	(889)
Operating profit	-	714	-	1	-	715
Finance income	17	15	-	6	17	21
Finance costs1	-	(310)	62	(53)	62	(363)
Profit before tax	17	419	62	(46)	79	373
Tax	(4)	(99)	3	6	(1)	(93)
Profit after tax from discontinued operations	13	320	65	(40)	78	280
(Loss)/gain on disposal	-	-	(4)	4,803	(4)	4,803
Total profit after tax from discontinued operations	13	320	61	4,763	74	5,083
1.  Exceptional finance costs include the remeasurement of the FAA and RAA options.

9.   Assets held for sale and discontinued operations continued

The summary statements of comprehensive income for discontinued operations for the years ended 31 March 2024 and 2023 are as follows:
	2024	2023
	£m	£m
Profit after tax from discontinued operations	74	5,083
Other comprehensive (loss)/income from discontinued operations
Items from discontinued operations that will never be reclassified to profit or loss:
Remeasurement (losses)/gains on pension assets and post-retirement benefit obligations	-	(313)
Net losses on financial liability designated at fair value through profit and loss attributable to changes in own credit risk	-	-
Tax on items that will never be reclassified to profit or loss	-	78
Total (losses)/gains from discontinued operations that will never be reclassified to profit or loss	-	(235)
Items from discontinued operations that may be reclassified subsequently to profit or loss:
Net gains in respect of cash flow hedges	-	6
Net gains/(losses) in respect of cost of hedging	-	4
Net gains on investments in debt instruments measured at fair value through other comprehensive income	13	-
Tax on items that may be reclassified subsequently to profit or loss	(3)	(2)
Total gains/(losses) from discontinued operations that may be reclassified subsequently to profit or loss	10	8
Other comprehensive income/(loss) for the year, net of tax from discontinued operations	10	(227)
Total comprehensive income for the year from discontinued operations	84	4,856

Details of the cash flows relating to discontinued operations are set out within the consolidated cash flow statement. Cash inflows from investing activities in the year comprised dividends received from GasT TopCo Limited of £102 million.

10. Pensions and other post-retirement benefit obligations
	2024	2023
	£m	£m
Present value of funded obligations	(17,601)	(18,934)
Fair value of plan assets	19,733	21,246
	2,132	2,312
Present value of unfunded obligations	(266)	(292)
Other post-employment liabilities	(52)	(69)
Net defined benefit asset	1,814	1,951
Represented by:
Liabilities	(593)	(694)
Assets	2,407	2,645
	1,814	1,951

The net pensions and other post-retirement benefit obligations position, as recorded under IAS 19, at 31 March 2024 was a net asset of £1,814 million compared to a net asset of £1,951 million at 31 March 2023. The movement of £137 million reflects falls in asset values, partially offset by changes in UK and US financial assumptions that resulted in a decrease in liabilities.

Actuarial Assumptions:
	UK pensions		US pensions		US other post-retirement benefits
	2024	2023	2024	2023	2024	2023
	%	%	%	%	%	%
Discount rate - past service	4.87	4.80	5.15	4.85	5.15	4.85
Discount rate - future service	4.92	4.80	5.15	4.85	5.15	4.85
Rate of increase in RPI - past service	3.05	3.17	n/a	n/a	n/a	n/a
Rate of increase in RPI - future service	2.92	3.07	n/a	n/a	n/a	n/a
Salary increases	3.10	3.11	4.50	4.50	4.50	4.50
Initial healthcare cost trend rate	n/a	n/a	n/a	n/a	7.10	6.80
Ultimate healthcare cost trend rate	n/a	n/a	n/a	n/a	4.50	4.50

11. Net debt

Net debt is comprised as follows:
	2024	2023
	£m	£m
Cash and cash equivalents	559	163
Current financial investments	3,699	2,605
Borrowings	(47,072)	(42,985)
Financing derivatives¹	(793)	(756)
	(43,607)	(40,973)
1.  The derivatives balance included in net debt excludes the commodity derivative liabilities of £83 million (2023: assets of £108 million).

12. Reconciliation of net cash flow to movement in net debt
	2024	2023
	£m	£m
Increase/(decrease) in cash and cash equivalents	427	(48)
Increase/(decrease) in financial investments	993	(651)
(Increase)/decrease in borrowings	(2,976)	5,268
Increase in related derivatives1	140	455
Change in debt resulting from cash flows	(1,416)	5,024
Changes in fair value of financial assets and liabilities and exchange movements	703	(1,242)
Net interest charge on the components of net debt	(1,689)	(1,755)
Other non-cash movements	(209)	(283)
Movement in net debt (net of related derivative financial instruments) in the year	(2,611)	1,744
Net debt (net of related derivative financial instruments) at start of year	(40,973)	(42,809)
Reclassification to held for sale	(23)	92
Net debt (net of related derivative financial instruments) at end of year	(43,607)	(40,973)
1.  The derivatives balance included in net debt excludes the commodity derivative liabilities of £83 million (2023: assets of £108 million).

	2024		2023
	Borrowings and other £m	Financing derivatives £m	Borrowings and other £m	Financing derivatives £m
Cash flows per financing activities section of cash flow statement:
Proceeds received from loans	5,563	-	11,908	-
Repayment of loans	(1,701)	-	(15,260)	-
Payments of lease liabilities	(118)	-	(155)	-
Net movements in short-term borrowings	544	-	(511)	-
Cash inflows on derivatives	-	86	-	190
Cash outflows on derivatives	-	(58)	-	(118)
Interest paid	(1,330)	(297)	(1,277)	(153)
Cash flows per financing activities section of cash flow statement	2,958	(269)	(5,295)	(81)
Adjustments:
Non-net debt-related items	18	-	27	-
Derivative cash (outflow)/inflow in relation to capital expenditure	-	(5)	-	(12)
Derivative cash (outflow)/inflow included in revenue	-	11	-	-
Derivative cash inflows per investing section of cash flow statement	-	123	-	-
Derivative cash outflows per investing section of cash flow statement	-	-	-	(362)
Cash flows relating to financing liabilities within net debt	2,976	(140)	(5,268)	(455)

Analysis of changes in net debt:
Borrowings	2,976	-	(5,268)	-
Financing derivatives	-	(140)	-	(455)
Cash flow movements relating to financing liabilities within net debt	2,976	(140)	(5,268)	(455)

13. Post balance sheet events

On 22 May 2024, the Board resolved to offer a fully underwritten Rights Issue to raise gross proceeds of £7 billion.
Alternative performance measures/non-IFRS reconciliations

Within the Annual Report, a number of financial measures are presented. These measures have been categorised as alternative performance measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of non-GAAP financial measures.

An APM is a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of its underlying performance. APMs are reconciled to the most directly comparable IFRS financial measure where practicable.

The Group has defined the following financial measures as APMs derived from IFRS: net revenue, the various adjusted operating profit, earnings and earnings per share metrics detailed in the 'adjusted profit measures' section below, net debt, funds from operations (FFO), FFO interest cover and retained cash flow (RCF)/adjusted net debt. For each of these we present a reconciliation to the most directly comparable IFRS measure. We present 'constant currency' comparative period performance and capital investment by applying the current year average exchange rate to the relevant US dollar amounts in the comparative periods presented, to remove the year-on-year impact of foreign exchange translation.

We also have a number of APMs derived from regulatory measures which have no basis under IFRS; we call these Regulatory Performance Measures (RPMs). They comprise: Group RoE, operating company RoE, regulated asset base, regulated financial performance, regulatory gearing, Asset growth, Value Added, including Value Added per share and Value Growth. These measures include the inputs used by utility regulators to set the allowed revenues for many of our businesses.

We use RPMs to monitor progress against our regulatory agreements and certain aspects of our strategic objectives. Further, targets for certain of these performance measures are included in the Company's Annual Performance Plan (APP) and LTPP and contribute to how we reward our employees. As such, we believe that they provide close correlation to the economic value we generate for our shareholders and are therefore important supplemental measures for our shareholders to understand the performance of the business and to ensure a complete understanding of Group performance.

As the starting point for our RPMs is not IFRS, and these measures are not governed by IFRS, we are unable to provide meaningful reconciliations to any directly comparable IFRS measures, as differences between IFRS and the regulatory recognition rules applied have built up over many years. Instead, for each of these we present an explanation of how the measure has been determined and why it is important, and an overview as to why it would not be meaningful to provide a reconciliation to IFRS.

Alternative performance measures

Net revenue and underlying net revenue
'Net revenue' is revenue less pass-through costs, such as UK system balancing costs and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Where revenue received or receivable exceeds the maximum amount permitted by our regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised, as such an adjustment to future prices relates to the provision of future services. Similarly, no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. 'Underlying net revenue' further adjusts net revenue to remove the impact of 'timing', i.e. the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments).

Year ended 31 March 2024	Gross revenue £m	Pass- through costs £m	Net revenue £m	Timing £m	Underlying net revenue £m
UK Electricity Transmission	2,735	(225)	2,510	(363)	2,147
UK Electricity Distribution	1,795	(233)	1,562	159	1,721
UK Electricity System Operator	3,788	(2,605)	1,183	(800)	383
New England	3,948	(1,653)	2,295	69	2,364
New York	6,094	(2,057)	4,037	20	4,057
National Grid Ventures	1,389	-	1,389	-	1,389
Other	244	-	244	-	244
Sales between segments	(143)	-	(143)	-	(143)
Total - continuing operations	19,850	(6,773)	13,077	(915)	12,162
Discontinued operations	-	-	-	-	-
Total	19,850	(6,773)	13,077	(915)	12,162

Year ended 31 March 2023	Gross revenue1 £m	Pass- through costs £m	Net revenue £m	Timing £m	Underlying net revenue £m
UK Electricity Transmission	1,987	(217)	1,770	112	1,882
UK Electricity Distribution	2,045	(418)	1,627	139	1,766
UK Electricity System Operator	4,690	(4,152)	538	(207)	331
New England	4,427	(2,095)	2,332	39	2,371
New York	6,994	(2,957)	4,037	(53)	3,984
National Grid Ventures	1,341	-	1,341	-	1,341
Other	317	-	317	-	317
Sales between segments	(142)	-	(142)	-	(142)
Total - continuing operations	21,659	(9,839)	11,820	30	11,850
Discontinued operations	1,604	(658)	946	(12)	934
Total	23,263	(10,497)	12,766	18	12,784
1.  Excluding exceptional income.

Adjusted profit measures
In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year-on-year. The various measures are presented on pages 21 to 28 and reconciled below.

Adjusted results: These exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such. This is a measure used by management that is used to derive part of the incentive target set annually for remunerating certain Executive Directors, and further details of these items are included in note 4.

Underlying results: Further adapts our adjusted results for continuing operations to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding certain totex-related allowances and adjustments or allowances for pension deficit contributions). For 2023/24, as highlighted below, our underlying results exclude £915 million (2022/23: £30 million) of timing differences as well as £226 million (2022/23: £258 million) of major storm costs (as costs exceeded our $100 million threshold in both years). We expect to recover major storm costs incurred through regulatory mechanisms in the US. Underlying results also exclude deferred tax in our UK regulated business (NGET and NGED). Our UK regulated revenue contain an allowance for current tax, but not for deferred tax, so excluding the IFRS deferred tax charge aligns our underlying results APM more closely with our regulatory performance measures.

Constant currency: 'Constant Currency Basis' refers to the reporting of the actual results against the results for the same period last year which, in respect of any US dollar currency denominated activity, have been translated using the average US dollar exchange rate for the year ended 31 March 2024, which was $1.26 to £1.00. The average rate for the year ended 31 March 2023, was $1.22 to £1.00. Assets and liabilities as at 31 March 2023 have been retranslated at the closing rate at 31 March 2024 of $1.26 to £1.00. The closing rate for the reporting date 31 March 2023 was $1.23 to £1.00.

Reconciliation of statutory, adjusted and underlying profits from continuing operations at actual exchange rates
Year ended 31 March 2024	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Major storm costs £m	Deferred tax on underlying profits in NGET and NGED £m	Underlying £m
UK Electricity Transmission	1,674	3	1,677	(363)	-	-	1,314
UK Electricity Distribution	975	18	993	159	-	-	1,152
UK Electricity System Operator	382	498	880	(800)	-	-	80
New England	641	2	643	69	90	-	802
New York	362	498	860	20	136	-	1,016
National Grid Ventures	558	(89)	469	-	-	-	469
Other	(117)	57	(60)	-	-	-	(60)
Total operating profit	4,475	987	5,462	(915)	226	-	4,773
Net finance costs	(1,464)	(15)	(1,479)	-	-	-	(1,479)
Share of post-tax results of joint ventures and associates	37	64	101	-	-	-	101
Profit before tax	3,048	1,036	4,084	(915)	226	-	3,395
Tax	(831)	(152)	(983)	227	(61)	302	(515)
Profit after tax	2,217	884	3,101	(688)	165	302	2,880

Year ended 31 March 2023	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Major storm costs £m	Deferred tax on underlying profits in NGET and NGED £m	Underlying1 £m
UK Electricity Transmission	993	2	995	112	-	-	1,107
UK Electricity Distribution	1,069	22	1,091	139	-	-	1,230
UK Electricity System Operator	237	1	238	(207)	-	-	31
New England	1,132	(424)	708	39	72	-	819
New York	541	200	741	(53)	186	-	874
National Grid Ventures	957	(467)	490	-	-	-	490
Other	(50)	81	31	-	-	-	31
Total operating profit	4,879	(585)	4,294	30	258	-	4,582
Net finance costs	(1,460)	(54)	(1,514)	-	-	-	(1,514)
Share of post-tax results of joint ventures and associates	171	19	190	-	-	-	190
Profit before tax	3,590	(620)	2,970	30	258	-	3,258
Tax	(876)	241	(635)	(4)	(70)	178	(531)
Profit after tax	2,714	(379)	2,335	26	188	178	2,727
1.  Prior year comparatives have been restated to reflect the change in our underlying earnings definition to remove the deferred tax in UK regulated businesses (NGET and NGED).

Reconciliation of adjusted and underlying earnings from continuing operations at constant currency
		At constant currency
Year ended 31 March 2023	Adjusted at actual exchange rate	Constant currency adjustment	Adjusted	Timing	Major storm costs	Deferred tax on underlying profits in NGET and NGED	Underlying1
	£m	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	995	-	995	112	-	-	1,107
UK Electricity Distribution	1,091	-	1,091	139	-	-	1,230
UK Electricity System Operator	238	-	238	(207)	-	-	31
New England	708	(26)	682	37	69	-	788
New York	741	(27)	714	(51)	179	-	842
National Grid Ventures	490	(1)	489	-	-	-	489
Other	31	-	31	-	-	-	31
Total operating profit	4,294	(54)	4,240	30	248	-	4,518
Net finance costs	(1,514)	22	(1,492)	-	-	-	(1,492)
Share of post-tax results of joint ventures and associates	190	(1)	189	-	-	-	189
Profit before tax	2,970	(33)	2,937	30	248	-	3,215
Tax	(635)	8	(627)	(4)	(68)	178	(521)
Profit after tax	2,335	(25)	2,310	26	180	178	2,694
Attributable to non-controlling interests	-	-	-	-	-	-	-
Earnings	2,335	(25)	2,310	26	180	178	2,694
Earnings per share (pence)	63.8	(0.7)	63.1	0.7	4.9	4.9	73.6
1.  Prior year comparatives have been restated to reflect the change in our underlying earnings definition to remove the deferred tax in UK regulated businesses (NGET and NGED).

Earnings per share calculations from continuing operations - at actual exchange rates
The table below reconciles the profit after tax from continuing operations as per the previous tables back to the earnings per share from continuing operations for each of the adjusted profit measures. Earnings per share is only presented for those adjusted profit measures that are at actual exchange rates, and not for those at constant currency.
Year ended 31 March 2024	Profit after tax £m	Non-controlling interest £m	Profit after tax attributable to the parent £m	Weighted average number of shares Millions	Earnings per share pence
Statutory	2,217	(1)	2,216	3,692	60.0
Adjusted	3,101	(1)	3,100	3,692	84.0
Underlying	2,880	(1)	2,879	3,692	78.0

Year ended 31 March 2023	Profit after tax £m	Non-controlling interest £m	Profit after tax attributable to the parent £m	Weighted average number of shares Millions	Earnings per share pence
Statutory	2,714	-	2,714	3,659	74.2
Adjusted	2,335	-	2,335	3,659	63.8
Underlying1	2,727	-	2,727	3,659	74.5
1.  Prior year comparatives have been restated to reflect the change in our underlying earnings definition to remove the deferred tax in UK regulated businesses (NGET and NGED).

Reconciliation of total Group statutory operating profit to adjusted earnings (including and excluding the impact of timing, major storm costs and deferred tax on underlying profits in NGET and NGED)

	Adjusted		Underlying
	2024	2023	2024	20231
	£m	£m	£m	£m
Continuing operations
Adjusted operating profit	5,462	4,294	4,773	4,582
Adjusted net finance costs	(1,479)	(1,514)	(1,479)	(1,514)
Share of post-tax results of joint ventures and associates	101	190	101	190
Adjusted profit before tax	4,084	2,970	3,395	3,258
Adjusted tax	(983)	(635)	(515)	(531)
Adjusted profit after tax	3,101	2,335	2,880	2,727
Attributable to non-controlling interests	(1)	-	(1)	-
Adjusted earnings from continuing operations	3,100	2,335	2,879	2,727
Exceptional items after tax	(852)	619	(852)	619
Remeasurements after tax	(32)	(240)	(32)	(240)
Earnings from continuing operations	2,216	2,714	1,995	3,106

	Including timing, major storm costs and deferred tax on underlying profits in NGET and NGED		Excluding timing, major storm costs and deferred tax on underlying profits in NGET and NGED
	2024	2023	2024	20231
	£m	£m	£m	£m
Discontinued operations
Adjusted operating profit	-	714	-	702
Adjusted net finance costs	17	(295)	17	(295)
Share of post-tax results of joint ventures and associates	-	-	-	-
Adjusted profit before tax	17	419	17	407
Adjusted tax	(4)	(99)	(4)	(97)
Adjusted profit after tax	13	320	13	310
Attributable to non-controlling interests	-	-	-	-
Adjusted earnings from discontinued operations	13	320	13	310
Exceptional items and gain on disposal after tax	(4)	4,811	(4)	4,811
Remeasurements after tax	65	(48)	65	(48)
Earnings from discontinued operations	74	5,083	74	5,073

Total Group (continuing and discontinued operations)
Adjusted operating profit	5,462	5,008	4,773	5,284
Adjusted net finance costs	(1,462)	(1,809)	(1,462)	(1,809)
Share of post-tax results of joint ventures and associates	101	190	101	190
Adjusted profit before tax	4,101	3,389	3,412	3,665
Adjusted tax	(987)	(734)	(519)	(628)
Adjusted profit after tax	3,114	2,655	2,893	3,037
Attributable to non-controlling interests	(1)	-	(1)	-
Adjusted earnings from continuing and discontinued operations	3,113	2,655	2,892	3,037
Exceptional items after tax	(856)	5,430	(856)	5,430
Remeasurements after tax	33	(288)	33	(288)
Total Group earnings from continuing and discontinued operations	2,290	7,797	2,069	8,179
1.  Prior year comparatives have been restated to reflect the change in our underlying earnings definition to remove the deferred tax in UK regulated businesses (NGET and NGED).

Reconciliation of adjusted EPS to statutory earnings (including and excluding the impact of timing, major storm costs and deferred tax on underlying profits in NGET and NGED)
	Including timing, major storm costs and deferred tax on underlying profits in NGET and NGED		Excluding timing, major storm costs and deferred tax on underlying profits in NGET and NGED
	2024	2023	2024	20231
Year ended 31 March	pence	pence	pence	pence
Adjusted EPS from continuing operations	84.0	63.8	78.0	74.5
Exceptional items and remeasurements after tax from continuing operations	(24.0)	10.4	(24.0)	10.4
EPS from continuing operations	60.0	74.2	54.0	84.9
Adjusted EPS from discontinued operations	0.3	8.7	0.3	8.5
Exceptional items and remeasurements after tax from discontinued operations	1.7	130.2	1.7	130.2
EPS from discontinued operations	2.0	138.9	2.0	138.7
Total adjusted EPS from continuing and discontinued operations	84.3	72.5	78.3	83.0
Total exceptional items and remeasurements after tax from continuing and discontinued operations	(22.3)	140.6	(22.3)	140.6
Total Group EPS from continuing and discontinued operations	62.0	213.1	56.0	223.6
1.  Prior year comparatives have been restated to reflect the change in our underlying earnings definition to remove the deferred tax in UK regulated businesses (NGET and NGED).

Timing impacts
Under the Group's regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If we collect more than the allowed revenue, adjustments will be made to future prices to reflect this over-recovery, and if we collect less than the allowed level of revenue, adjustments will be made to future prices to reflect the under-recovery. A number of costs in the UK and the US are pass-through costs (including commodity and energy efficiency costs in the US) and are fully recoverable from customers. Timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences include an estimation of the difference between revenues earned under revenue incentive mechanisms and associated revenues collected. UK timing balances and movements exclude adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism. Opening balances of over and under-recoveries have been restated where appropriate to correspond with regulatory filings and calculations. New England and New York in-year over/(under)-recovery and all New England and New York balances have been translated using the average exchange rate of $1.26 for the year ended 31 March 2024.

	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	Continuing £m	Discontinued £m	Total £m
1 April 2023 opening balance1	(213)	(124)	77	(384)	683	39	-	39
(Under)/over-recovery	363	(159)	800	(69)	(20)	915	-	915
31 March 2024 closing balance to (recover)/return2	150	(283)	877	(453)	663	954	-	954

	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	Continuing £m	Discontinued £m	Total £m
1 April 2022 opening balance1	(95)	22	(129)	(330)	632	100	(160)	(60)
(Under)/over-recovery	(112)	(139)	207	(37)	51	(30)	12	(18)
Disposals	-	-	-	(17)	-	(17)	148	131
31 March 2023 closing balance to (recover)/return2,3	(207)	(117)	78	(384)	683	53	-	53

1.  Opening balances have been restated to reflect the finalisation of calculated over/(under)-recoveries in both the UK and the US and also adjusted for the regulatory time value of money impact on opening balances, where appropriate, in the UK.
2.  The closing balance at 31 March 2024 was £954 million over-recovered (translated at the closing rate of $1.26:£1). 31 March 2023 was £59 million over-recovered (including discontinued operations and translated at the closing rate of $1.23:£1).

Capital investment
We have updated our definition of capital investment this year. 'Capital investment' or 'investment' both refer to additions to property, plant and equipment and intangible assets, including capital prepayments plus equity contributions to joint ventures and associates during the period. This measure of capital investment is aligned with how we present our segmental information (see note 2(c) to the financial statements for further details). References to 'capital investment' in our regulated networks include the following segments: UK Electricity Transmissions, UK Electricity Distribution, UK Electricity System Operator, New England and New York, but exclude National Grid Ventures and 'Other'. Capital investment measures are presented at actual exchange rates, but are also shown on a constant currency basis to show the year-on-year comparisons excluding any impact of foreign currency translation movements.

	At actual exchange rates			At constant currency
Year ended 31 March	2024	2023	%	2024	2023	%
	£m	£m	change	£m	£m	change
UK Electricity Transmission	1,912	1,301	47	1,912	1,301	47
UK Electricity Distribution	1,247	1,220	2	1,247	1,220	2
UK Electricity System Operator	85	108	(21)	85	108	(21)
New England	1,673	1,527	10	1,673	1,470	14
New York	2,654	2,454	8	2,654	2,363	12
Capital investment (regulated networks)	7,571	6,610	15	7,571	6,462	17
National Grid Ventures	662	970	(32)	662	955	(31)
Other	2	13	(85)	2	13	(85)
Group capital investment - continuing	8,235	7,593	8	8,235	7,430	11
Discontinued operations	-	301	(100)	-	301	(100)
Group capital investment - total	8,235	7,894	4	8,235	7,731	7

Capital expenditure
Capital expenditure (for the purposes of measuring green capex aligned to EU Taxonomy) comprises additions to property, plant and equipment and intangible assets, but excludes capital prepayments and equity contributions to joint ventures and associates during the period.

	2024	2023
	£m	£m
Asset type:
Property, plant and equipment	7,124	6,783
Non-current intangible assets	481	578
Transfers from prepayments	43	70
Group capital expenditure - continuing	7,648	7,431
Equity investments in joint ventures and associates	332	197
Capital expenditure prepayments	298	35
Transfers to capital expenditure additions	(43)	(70)
Group capital investment - continuing	8,235	7,593

Net debt
See notes 11 and 12 for reconciliation of net debt.

Funds from operations and interest cover
FFO are the cash flows generated by the operations of the Group. Credit rating metrics, including FFO, are used as indicators of balance sheet strength.
Year ended 31 March	2024	2023¹
	£m	£m
Interest expense (income statement)	1,723	1,680
Hybrid interest reclassified as dividend	(38)	(39)
Capitalised interest	251	249
Pensions interest adjustment	9	11
Unwinding of discount on provisions	(102)	(88)
Pension interest	94	85
Adjusted interest expense	1,937	1,898
Net cash inflow from operating activities	6,939	6,343
Interest received on financial instruments	148	65
Interest paid on financial instruments	(1,627)	(1,430)
Dividends received	176	190
Working capital adjustment	49	(286)
Excess employer pension contributions	27	116
Hybrid interest reclassified as dividend	38	39
Add back accretions	208	483
Difference in net interest expense in income statement to cash flow	(253)	(395)
Difference in current tax in income statement to cash flow	(24)	(281)
Cash flow from discontinued operations	-	555
Funds from operations (FFO)	5,681	5,399
FFO interest cover ((FFO + adjusted interest expense)/adjusted interest expense)	3.9x	3.8x

1.  Numbers for 2023 reflect the calculations for the total Group as based on the published accounts for that year.

Retained cash flow/adjusted net debt
RCF/adjusted net debt is one of two credit metrics that we monitor in order to ensure the Group is generating sufficient cash to service its debts, consistent with maintaining a strong investment-grade credit rating. We calculate RCF/adjusted net debt applying the methodology used by Moody's, as this is one of the most constrained calculations of credit worthiness. The net debt denominator includes adjustments to take account of the equity component of hybrid debt.

Year ended 31 March	2024	20231
	£m	£m
Funds from operations (FFO)	5,681	5,399
Hybrid interest reclassified as dividend	(38)	(39)
Ordinary dividends paid to shareholders	(1,718)	(1,607)
RCF	3,925	3,753
Borrowings	47,072	42,985
Less:
50% hybrid debt	(1,034)	(1,049)
Cash and cash equivalents	(578)	(126)
Financial and other investments	(3,084)	(1,764)
Underfunded pension obligations	266	292
Borrowings in held for sale	13	-
Adjusted net debt (includes pension deficit)	42,655	40,338
RCF/adjusted net debt	9.2%	9.3%
1.  Numbers for 2023 reflect the calculations for the total Group as based on the published accounts for that year.

Regulatory performance measures

Regulated financial performance - UK
Regulatory financial performance is a pre-interest and tax measure, starting at segmental operating profit and making adjustments (such as the elimination of all pass-through items included in revenue allowances and timing) to approximate regulatory profit for the UK regulated activities. This measure provides a bridge for investors between a well-understood and comparable IFRS starting point and through the key adjustments required to approximate regulatory profit. This measure also provides the foundation to calculate Group RoE.

Under the UK RIIO regulatory arrangements the Company is incentivised to deliver efficiencies against cost targets set by the regulator. In total, these targets are set in terms of a regulatory definition of combined total operating and capital expenditure, also termed 'totex'. The definition of totex differs from the total combined regulated controllable operating costs and regulated capital expenditure as reported in this statement according to IFRS accounting principles. Key differences are capitalised interest, capital contributions, exceptional costs, costs covered by other regulatory arrangements and unregulated costs.

For the reasons noted above, the table below shows the principal differences between the IFRS operating profit and the regulated financial performance, but is not a formal reconciliation to an equivalent IFRS measure.

UK Electricity Transmission
Year ended 31 March	2024	2023
	£m	£m
Adjusted operating profit	1,677	995
Movement in regulatory 'IOUs'	(363)	107
UK regulatory notional deferred taxation adjustment	219	73
RAV indexation - 2% CPIH long-run inflation	343	309
Regulatory vs IFRS depreciation difference	(553)	(536)
Fast money/other	(119)	37
Pensions	(2)	(44)
Performance RAV created	68	68
Regulated financial performance	1,270	1,009

UK Electricity Distribution
Year ended 31 March	2024	2023
	£m	£m
Adjusted operating profit	993	1,091
Less non-regulated profits	(8)	(46)
Movement in regulatory 'IOUs'	158	88
UK regulatory notional deferred taxation adjustment	38	65
RAV indexation - 2% CPIH (2023: 3% RPI) long-run inflation	216	277
Regulatory vs IFRS depreciation difference	(555)	(506)
Fast money/other	(36)	11
Pensions	-	(157)
Performance RAV created	50	22
Regulated financial performance	856	845

UK Electricity System Operator
Year ended 31 March	2024	2023
	£m	£m
Adjusted operating profit	880	238
Movement in regulatory 'IOUs'	(800)	(223)
UK regulatory notional deferred taxation adjustment	2	(4)
RAV indexation - 2% CPIH long-run inflation	7	7
Regulatory vs IFRS depreciation difference	(19)	32
Fast money/other	(29)	(2)
Pensions	-	(11)
Performance RAV created	-	-
Regulated financial performance	41	37

UK Gas Transmission
Year ended 31 March	2024	2023
	£m	£m
Adjusted operating profit	-	714
Less non-regulated profits	-	(129)
Movement in regulatory 'IOUs'	-	(24)
UK regulatory notional deferred taxation adjustment	-	28
RAV indexation - 2% CPIH long-run inflation	-	109
Regulatory vs IFRS depreciation difference	-	(331)
Fast money/other	-	(1)
Pensions	-	(9)
Performance RAV created	-	5
Regulated financial performance	-	362

Regulated financial performance - US

New England
Year ended 31 March	2024	2023
	£m	£m
Adjusted operating profit	643	708
Major storm costs	90	72
Timing	69	39
Depreciation adjustment1	-	(18)
US GAAP pension adjustment	29	34
Regulated financial performance	831	835
1.  The depreciation adjustment relates to the impact of the cessation of depreciation for NECO under IFRS following reclassification as held for sale.

New York
Year ended 31 March	2024	2023
	£m	£m
Adjusted operating profit	860	741
Provision for bad and doubtful debts (COVID-19), net of recoveries¹	(34)	(21)
Major storm costs	136	186
Timing	20	(53)
US GAAP pension adjustment	42	11
Regulated financial performance	1,024	864
1.  New York financial performance includes an adjustment reflecting our expectation for future recovery of COVID-19 related provisions for bad and doubtful debts.

Total regulated financial performance
Year ended 31 March	2024	2023
	£m	£m
UK Electricity Transmission	1,270	1,009
UK Electricity Distribution	856	845
UK Electricity System Operator	41	37
UK Gas Transmission	-	362
New England	831	835
New York	1,024	864
Total regulated financial performance	4,022	3,952

New England and New York timing, major storms costs and movement in UK regulatory 'IOUs' - Revenue related to performance in one year may be recovered in later years. Where revenue received or receivable exceeds the maximum amount permitted by our regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised under IFRS, as such an adjustment to future prices relates to the provision of future services. Similarly, no asset is recognised under IFRS where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. In the UK, this is calculated as the movement in other regulated assets and liabilities.

Performance RAV - UK performance efficiencies are in part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements. This is calculated as in-year totex outperformance multiplied by the appropriate regulatory capitalisation ratio and multiplied by the retained company incentive sharing ratio.

Pension adjustment - Cash payments against pension deficits in the UK are recoverable under regulatory contracts. In US regulated operations, US GAAP pension charges are generally recoverable through rates. Revenue recoveries are recognised under IFRS but payments are not charged against IFRS operating profits in the year. In the UK this is calculated as cash payments against the regulatory proportion of pension deficits in the UK regulated business, whereas in the US it is the difference between IFRS and US GAAP pension charges.

2% CPIH and 3% RPI RAV indexation - Future UK revenues are expected to be set using an asset base adjusted for inflation. This is calculated as UK RAV multiplied by 2% long-run CPIH inflation assumption under RIIO-2 and a 3% long-run RPI inflation assumption under RIIO-1.

UK regulatory notional deferred taxation adjustment - Future UK revenues are expected to recover cash taxation cost including the unwinding of deferred taxation balances created in the current year. This is the difference between: (1) IFRS underlying EBITDA less other regulatory adjustments; and (2) IFRS underlying EBITDA less other regulatory adjustments less current taxation (adjusted for interest tax shield) then grossed up at full UK statutory tax rate.

Regulatory depreciation - US and UK regulated revenues include allowance for a return of regulatory capital in accordance with regulatory assumed asset lives. This return does not form part of regulatory profit.

Fast/slow money adjustment - The regulatory remuneration of costs incurred is split between in-year revenue allowances and the creation of additional RAV. This does not align with the classification of costs as operating costs and fixed asset additions under IFRS accounting principles. This is calculated as the difference between IFRS classification of costs as operating costs or fixed asset additions and the regulatory classification.

Regulated asset base
The regulated asset base is a regulatory construct, based on predetermined principles not based on IFRS. It effectively represents the invested capital on which we are authorised to earn a cash return. By investing efficiently in our networks, we add to our regulated asset base over the long term, and this in turn contributes to delivering shareholder value. Our regulated asset base comprises our regulatory asset value in the UK plus our rate base in the US.

Maintaining efficient investment in our regulated asset base ensures we are well positioned to provide consistently high levels of service to our customers and increases our revenue allowances in future years. While we have no specific target, our overall aim is to achieve around 10% growth in regulated asset base each year through continued investment in our networks in both the UK and US.

In the UK, the way in which our transactions impact RAV is driven by principles set out by Ofgem. In a number of key areas these principles differ from the requirements of IFRS, including areas such as additions and the basis for depreciation. Further, our UK RAV is adjusted annually for inflation. RAV in each of our retained UK businesses has evolved over the period since privatisation in 1990 and, as a result, historical differences between the initial determination of RAV and balances reported under UK GAAP at that time still persist. In the case of UK ED, differences arise as the result of acquisition fair value adjustments (where PP&E at acquisition has been valued above RAV). Due to the above, substantial differences exist in the measurement bases between RAV and an IFRS balance metric, and therefore it is not possible to provide a meaningful reconciliation between the two.

In the US, rate base is a regulatory measure determined for each of our main US operating companies. It represents the value of property and other assets or liabilities on which we are permitted to earn a rate of return, as set out by the regulatory authorities for each jurisdiction. The calculations are based on the applicable regulatory agreements for each jurisdiction and include the allowable elements of assets and liabilities from our US companies. For this reason, it is not practical to provide a meaningful reconciliation from the US rate base to an equivalent IFRS measure. However, we include the calculation below.

'Total regulated and other balances' for our UK regulated businesses include the under- or over-recovery of allowances that those businesses target to collect in any year, which are based on the regulator's forecasts for that year. Under the UK price control arrangements, revenues will be adjusted in future years to take account of actual levels of collected revenue, costs and outputs delivered when they differ from those regulatory forecasts. In the US, other regulatory assets and liabilities include regulatory assets and liabilities which are not included in the definition of rate base, including working capital where appropriate.

'Total regulated and other balances' for NGV and other businesses includes assets and liabilities as measured under IFRS, but excludes certain assets and liabilities such as pensions, tax, net debt and goodwill. This included a £101 million deferred balance for separation and transaction costs incurred in 2021/22 related to the sale of NECO and UK Gas Transmission, which has been released to offset against the proceeds received on disposal of these businesses in 2022/23.

	RAV, rate base or other business balances		Total regulated and other balances
As at 31 March (£m at constant currency)	2024	2023¹	20242,3	20231,2,3
UK Electricity Transmission	18,462	17,150	17,940	17,009
UK Electricity Distribution	11,469	10,787	11,611	10,776
UK Electricity System Operator	425	355	(452)	277
New England	8,710	7,728	10,565	9,852
New York	16,387	14,789	17,425	15,818
Total regulated	55,453	50,809	57,089	53,732
National Grid Ventures and other business balances	7,593	6,639	7,213	6,735
Total Group regulated and other balances	63,046	57,448	64,302	60,467
1.  Figures relating to prior periods have, where appropriate, been re-presented at constant currency, for segmental reorganisation, opening balance adjustments following the completion of the UK regulatory reporting pack process and finalisation of US balances.
2.  Includes totex-related regulatory IOUs of £514 million (2023: £502 million) and over-recovered timing balances of £744 million (2023: £246 million under-recovered).
3.  Includes assets for construction work-in-progress of £2,068 million (2023: £2,267 million), other regulatory assets related to timing and other cost deferrals of £1,279 million (2023: £754 million) and net working capital liabilities of £455 million (2023: £133 million net working capital assets).

New England and New York rate base and other total regulated and other balances for 31 March 2023 have been re-presented in the table above at constant currency. At actual currency the values were £10.1 billion and £16.2 billion respectively.

Group return on equity (RoE)
Group RoE provides investors with a view of the performance of the Group as a whole compared with the amounts invested by the Group in assets attributable to equity shareholders. It is the ratio of our regulatory financial performance to our measure of equity investment in assets. It therefore reflects the regulated activities as well as the contribution from our non-regulated businesses together with joint ventures and non-controlling interests.

We use Group RoE to measure our performance in generating value for our shareholders, and targets for Group RoE are included in the incentive mechanisms for executive remuneration within both the APP and LTPP schemes.

Group RoE is underpinned by our regulated asset base. For the reasons noted above, no reconciliation to IFRS has been presented, as we do not believe it would be practical. However, we do include the calculations below.

Calculation: Regulatory financial performance including a long-run inflation assumption (3% RPI for RIIO-1; 2% CPIH for RIIO-2), less adjusted interest and adjusted taxation divided by equity investment in assets:

●  adjusted interest removes accretions above long-run inflation rates, interest on pensions, capitalised interest in regulated operations and unwind of discount rate on provisions;

●  adjusted taxation adjusts the Group taxation charge (before exceptional items and remeasurements) for differences between IFRS profit before tax and regulated financial performance less adjusted interest; and

●  equity investment in assets is calculated as the total opening UK regulatory asset value, the total opening US rate base plus goodwill plus opening net book value of National Grid Ventures and other activities (excluding certain amounts such as pensions, tax and commodities) and our share of joint ventures and associates, minus opening net debt as reported under IFRS restated to the weighted average sterling-dollar exchange rate for the year.

Group RoE
Year ended 31 March	2024	2023
	£m	£m
Regulated financial performance	4,022	3,952
Operating profit of other activities - continuing operations	467	595
Operating profit of other activities - discontinued operations	-	113
Group financial performance	4,489	4,660
Share of post-tax results of joint ventures and associates1	174	202
Non-controlling interests	(1)	-
Adjusted total Group interest charge (including discontinued)	(1,613)	(1,546)
Total Group tax charge (including discontinued)	(983)	(734)
Tax on adjustments	270	7
Total Group financial performance after interest and tax	2,336	2,589
Opening rate base/RAV	50,806	55,558
Opening other balances	7,973	5,410
Opening goodwill	11,444	12,253
Opening strategic pivot (asset swap) adjustment2	(3,464)	-
Opening capital employed	66,759	73,221
Opening net debt	(40,505)	(49,691)
Opening equity	26,254	23,530
Group RoE	8.9%	11.0%
1.  2024 includes £73 million (2023: £12 million) in respect of the Group's retained minority interest in National Gas Transmission.
2.  Following the completion of our strategic pivot, regulatory gains on the disposal of NECO and UK Gas Transmission (based on the proceeds received less the RAV, rate base and other related balances used to calculate the Group RoE denominator) have been deducted against the IFRS goodwill recognised on the acquisition of National Grid Electricity Distribution in calculating the total denominator used to calculate Group RoE. For this metric, the purchase of NGED and the sales of both NECO and UK Gas Transmission are deemed to be linked transactions and so the opening equity reflects the impact of these as asset swaps rather than as unrelated transactions.

UK and US regulated RoE
Year ended 31 March	Regulatory Debt: Equity assumption	Achieved Return on Equity		Base or Allowed Return on Equity
		2024%	2023%	2024%	2023%
UK Electricity Transmission	55/45	8.0	7.5	7.0	6.3
UK Electricity Distribution	60/40	8.5	13.2	7.4	9.6
UK Gas Transmission	60/40	-	7.8	-	6.6
New England	Avg. 45/55	9.2	8.3	9.9	9.9
New York	Avg. 52/48	8.5	8.6	8.9	8.9

UK businesses' regulated RoEs
UK regulated businesses' RoEs are a measure of how the businesses are performing against the assumptions used by our UK regulator. These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator, and that inflation is equal to a long-run assumption of 3% RPI under RIIO-1 and 2% CPIH under RIIO-2. They are calculated by dividing elements of out/under-performance versus the regulatory contract (i.e. regulated financial performance disclosed above) by the average equity RAV in line with the regulatory assumed capital structure and adding to the base allowed RoE.

These are important measures of UK regulated businesses' performance, and our operational strategy continues to focus on these metrics. These measures can be used to determine how we are performing under the RIIO framework and also help investors to compare our performance with similarly regulated UK entities. Reflecting the importance of these metrics, they are also key components of the APP scheme.

The respective businesses' UK RoEs are underpinned by their RAVs. For the reasons noted above, no reconciliation to IFRS has been presented, as we do not believe it would be practical.

US businesses' regulated RoEs
US regulated businesses' RoEs are a measure of how the businesses are performing against the assumptions used by the US regulators. This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure and allowed cost of debt. The returns are divided by the average rate base (or where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings) multiplied by the adjudicated equity portion in the regulatory adjudicated capital structure.

These are important measures of our New England and New York regulated businesses' performance, and our operational strategy continues to focus on these metrics. This measure can be used to determine how we are performing and also helps investors compare our performance with similarly regulated US entities. Reflecting the importance of these metrics, they are also key components of the APP scheme.

The New England and New York businesses' returns are based on a calculation which gives proportionately more weighting to those businesses which have a greater rate base. For the reasons noted above, no reconciliations to IFRS for the RoE measures have been presented, as we do not believe it would be practical to reconcile our IFRS balance sheet to the equity base.

The table below shows the principal differences between the IFRS result of the New England and New York segments, and the 'returns' used to derive their respective US jurisdictional RoEs. In outlining these differences, we also include the aggregated business results under US GAAP for New England and New York jurisdictions.

In respect of 2022/23, this measure is the aggregate operating profit of our US OpCo entities' publicly available financial statements prepared under US GAAP for the New England and New York jurisdictions respectively. For 2023/24, this measure represents our current estimate, since local financial statements have yet to be prepared.

	2024	2023
	£m	£m
Underlying IFRS operating profit for New England segment	802	819
Underlying IFRS operating profit for New York segment	1,016	874
Weighted average £/$ exchange rate	$1.262	$1.216

	New England		New York
	2024	2023	2024	2023
	$m	$m	$m	$m
Underlying IFRS operating profit for US segments	1,013	995	1,283	1,060
Adjustments to convert to US GAAP as applied in our US OpCo entities
Adjustment in respect of customer contributions	(29)	(26)	(37)	(34)
Pension accounting differences1	43	39	63	12
Environmental charges recorded under US GAAP	10	(3)	21	58
Storm costs and recoveries recorded under US GAAP	(56)	(54)	6	(39)
Removal of partial year Rhode Island in year of disposal	-	(65)	-	-
Other regulatory deferrals, amortisation and other items	(139)	(217)	(155)	86
Results for US regulated OpCo entities, aggregated under US GAAP2	842	669	1,181	1,143
Adjustments to determine regulatory operating profit used in US RoE
Adjustment for COVID-19-related provision for bad and doubtful debts3	-	-	-	(171)
Net other	14	113	151	171
Regulatory operating profit	856	782	1,332	1,143
Pensions1	60	(17)	159	219
Regulatory interest charge	(199)	(176)	(374)	(339)
Regulatory tax charge	(196)	(159)	(305)	(279)
Regulatory earnings used to determine US RoE	521	430	812	744

1.  Following a change in US GAAP accounting rules, an element of the pensions charge is reported outside operating profit with effect from 2019.
2.  Based on US GAAP accounting policies as applied by our US regulated OpCo entities.
3.  US RoE included an adjustment reflecting our expectation for future recovery of COVID-19-related bad and doubtful debt costs in 2020/21. The adjustment is being unwound as regulated assets are recognised in respect of the same debts in our US GAAP accounts.

	New England		New York
	2024	2023	2024	2023
	$m	$m	$m	$m
US equity base (average for the year)	5,645	5,155	9,517	8,670
US jurisdiction RoE	9.2%	8.3%	8.5%	8.6%

Asset growth, Value Added, Value Added per share and Value Growth
To help readers' assessment of the financial position of the Group, the table below shows an aggregated position for the Group, as viewed from a regulatory perspective. The asset growth and Value Added measures included in the table below are calculated in part from financial information used to derive measures sent to and used by our regulators in the UK and US, and accordingly inform certain of the Group's regulatory performance measures, but are not derived from, and cannot be reconciled to, IFRS. These alternative performance measures include regulatory assets and liabilities and certain IFRS assets and liabilities of businesses that were classified as held for sale under IFRS 5.

Asset growth is the annual percentage increase in our RAV and rate base and other non-regulated business balances (including our investments in NGV, UK property and other assets and US other assets) calculated at constant currency.

Value Added is a measure that reflects the value to shareholders of our cash dividend and the growth in National Grid's regulated and non-regulated assets (as measured in our regulated asset base, for regulated entities), and corresponding growth in net debt. It is a key metric used to measure our performance and underpins our approach to sustainable decision making and long-term management incentive arrangements.

Value Added is derived using our regulated asset base and, as such, it is not practical to provide a meaningful reconciliation from this measure to an equivalent IFRS measure due to the reasons set out for our regulated asset base. The calculation is set out on page 101.

Value Added per share is calculated by dividing Value Added by the weighted average number of shares (3,692 million) set out in note 7.

Value Growth of 9.5% (2023: 12.4%) is derived from Value Added by adjusting Value Added to normalise for our estimate of the long-run inflation rate (3% RPI for RIIO-1, 2% CPIH for RIIO-2) on RAV indexation and index-linked debt interest accretions. In 2024, the numerator for Value Growth was £2,503 million (2023: £2,902 million). The denominator is Group equity as used in the Group RoE calculation, adjusted for foreign exchange movements.

The tables below include related balances and net debt up to the dates of disposal for NECO (25 May 2022) and the UK Gas Transmission and Metering (31 January 2023), despite being reclassified as held for sale under IFRS.

	2023/24
£m constant currency	31 March 2024	31 March 2023	Value Added	Change
UK RAV	30,356	28,292	2,064	7%
US rate base	25,097	22,517	2,580	11%
Total RAV and rate base	55,453	50,809	4,644	9%
National Grid Ventures and other	7,593	6,639	954	14%
Total assets (used to calculate asset growth)	63,046	57,448	5,598	10%
UK other regulated balances1	(1,257)	(230)	(1,027)
US other regulated balances2,3	3,489	3,153	791
Other balances	(976)	96	(1,072)
Total assets and other balances	64,302	60,467	4,290

Cash dividends			1,718
Adjusted net debt movement			(3,077)
Value Added			2,931
1.  Includes totex-related regulatory IOUs of £514 million, under-recovered timing balances of £744 million.
2.  Change in year excludes a £455 million reduction in US other regulated balances related to tax assets for net operating losses that were utilised in 2023/24 to offset tax due on disposal of NECO, which was sold in 2022/23.
3.  Includes assets for construction work-in-progress of £2,068 million, other regulatory assets related to timing and other cost deferrals of £1,279 million and net working capital liabilities of £455 million.

	2022/23
£m constant currency	31 March 2023	Disposal of NECO and UK Gas Transmission1	31 March 2022	Value Added	Change
UK RAV	28,205	(6,989)	31,577	3,617	11%
US rate base	23,038	(2,476)	23,628	1,886	8%
Total RAV and rate base	51,243	(9,465)	55,205	5,503	10%
National Grid Ventures and other	6,604	(143)	5,374	1,373	26%
Total assets (used to calculate asset growth)	57,847	(9,608)	60,579	6,876	11%
UK other regulated balances2	(255)	(141)	75	(189)
US other regulated balances3	3,226	(250)	2,792	684
Other balances	108	1,239	(808)	(323)
Total assets and other balances	60,926	(8,760)	62,638	7,048

Cash dividends				1,607
Adjusted net debt movement1				(3,848)
Value Added				4,807
1.  The disposal of NECO on 25 May 2022 and UK Gas Transmission on 31 January 2023 resulted in an increase in assets which has been excluded from the total change in the year used to calculate asset growth and Value Added for 2022/23. The decrease in RAV and rate base and other regulated balances relating to the businesses disposed along with the net debt disposed and cash proceeds received (plus associated transaction costs) are excluded from the total adjusted net debt movement in the year used to calculate asset growth and Value Added.
2.  Includes totex-related regulatory IOUs of £502 million, under-recovered timing balances of £246 million.
3.  Includes assets for construction work-in-progress of £2,319 million, other regulatory assets related to timing and other cost deferrals of £771 million and net working capital assets of £136 million.

Figures relating to prior periods have, where appropriate, been re-presented at constant currency, for opening balance adjustments following the completion of the UK regulatory reporting pack process and finalisation of US balances.

Regulatory gearing
Regulatory gearing is a measure of how much of our investment in RAV and rate base and other elements of our invested capital (including our investments in NGV, UK property and UK other assets and US other assets) is funded through debt. Comparative amounts as at 31 March 2023 are presented at historical exchange rates and have not been restated for opening balance adjustments.
As at 31 March	2024	2023
	£m	£m
UK RAV	30,356	28,205
US rate base	25,097	23,038
Other invested capital included in gearing calculation	7,593	6,604
Total assets included in gearing calculation	63,046	57,847
Net debt (including 100% of hybrid debt and held for sale)	(43,584)	(40,973)	change
Group gearing (based on 100% of net debt including held for sale)	69%	71%	(2)% pts
Group gearing (excluding 50% of hybrid debt from net debt) including held for sale	67%	69%	(2)% pts

[1]For further information, please refer to our announcement made today, "National Grid plc - 7 for 24 fully underwritten Rights Issue to raise c.£7 billion;
New 5-year investment framework for FY25-29; Deliver £60bn investment in energy infrastructure."
[2]Excluding two months' contribution from Narragansett Electric Company (NECO) in 2022/23.
[3]If approved, this would be in addition to the capital investment requested under the MECO filing.
[4]KPI relates to capital expenditure as defined in Article 8 of the EU Taxonomy regulation. It does not include 'equity investments to joint ventures and associates' or 'capital expenditure prepayments'.
[5]Employee and contractor lost time injury frequency rate per 100,000 hours worked.
[6]Excluding Narragansett Electric Company from 2022/23.
[7]Our previous SBT was to reduce Scope 1 and 2 emissions by 50% by 2030 from a 2015/16 baseline.
[8]KPI relates to capital expenditure as defined in Article 8 of the EU Taxonomy regulation. It does not include 'equity investments to joint ventures and associates' or 'capital expenditure prepayments'.
[9]A diverse employee is defined as a colleague who identifies as a woman, as a person with a disability, part of the LGBTQ+ community or from an under-represented ethnic/racially diverse background.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 23 May 2024